OMB APPROVAL
OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden Hours per response . . . . 14.5

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)   *

Affordable Residential Communities Inc.
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
008273104
(Cusip Number)
Mark C. Wehrly Farallon Capital Management, L.L.C. One Maritime Plaza, Suite 2100 San Francisco, California 94111 (415) 421-2132
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications)
April 17, 2007
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

(Continued on following pages)

Page 1 of 134 Pages

Exhibit Index Found on Page 29

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,127,546
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,127,546
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,127,546
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 3.8%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 2 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 2,555,539
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 2,555,539
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,555,539
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.5%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 3 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 147,425
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 147,425
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 147,425
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 4 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Institutional Partners III, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 181,580
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 181,580
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 181,580
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.3%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 5 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Tinicum Partners, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION New York
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 67,813
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 67,813
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 67,813
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.1%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 6 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Offshore Investors II, L.P.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, is a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 326,509
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 326,509
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 326,509
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.6%
14	TYPE OF REPORTING PERSON (See Instructions) PN

Page 7 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Capital Management, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 247,170
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 247,170
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 247,170
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0.4%
14	TYPE OF REPORTING PERSON (See Instructions) IA, OO

Page 8 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Farallon Partners, L.L.C.
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,406,412
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,406,412
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,406,412
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.6%
14	TYPE OF REPORTING PERSON (See Instructions) OO

Page 9 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Chun R. Ding
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 10 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Duhamel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 11 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Richard B. Fried
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 12 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Monica R. Landry
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 13 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Douglas M. MacMahon
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 14 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) William F. Mellin
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 15 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Stephen L. Millham
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 16 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Jason E. Moment
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 17 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Rajiv A. Patel
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 18 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Derek C. Schrier
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 19 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Thomas F. Steyer
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 20 of 134 Pages

13D

CUSIP No. 008273104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY) Mark C. Wehrly
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions)

(a) [     ]

(b) [ X ]**

**          The reporting persons making this filing hold an aggregate of 5,653,582 Shares, which is 10.0% of the class of securities. The reporting person on this cover page, however, may be deemed a beneficial owner only of the securities reported by it on this cover page. [The reporting persons may be deemed part of a group with other persons holding Shares; see Preliminary Note and Items 4 and 5]

3	SEC USE ONLY
4	SOURCE OF FUNDS (See Instructions) N/A
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 5,653,582
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 5,653,582
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,653,582
12	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions) [ ]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 10.0%
14	TYPE OF REPORTING PERSON (See Instructions) IN

Page 21 of 134 Pages

Preliminary Note: This Amendment No. 1 to Schedule 13D amends the Schedule 13D initially filed on April 9, 2007 (collectively with all amendments thereto the “Schedule 13D”). Except as provided herein, this Amendment does not modify any of the information previously reported on the Schedule 13D. Capitalized terms used and not otherwise defined have the meanings given to them in the prior Schedule 13D.

By virtue of the Support Agreement described in Item 4 below, the Reporting Persons may be deemed to have become members of a group with each of Gerald J. Ford, ARC Diamond, LP, a Texas limited partnership, and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (collectively, the “Ford Entities”), with respect to the shares of Common Stock, par value $0.01 per share (the “Shares”), of Affordable Residential Communities Inc. (the “Company”) beneficially owned by the Reporting Persons. This Amendment constitutes a separate filing on Schedule 13D by the Reporting Persons in accordance with Rule 13d-1(k)(2) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Ford Entities are responsible solely for the information contained in their filings on Schedule 13D. See Item 5 for additional information regarding Shares which the Ford Entities may be deemed to beneficially own.

Item 4. Purpose Of The Transaction

Item 4 of the Schedule 13D is amended and updated by adding the following:

On April 17, 2007, American Riverside Communities LLC (the “Buyer”), a Delaware limited liability company formed by American Riverside Communities Holdings, LLC, a Delaware limited liability company formed by FCP, entered into a Transaction Agreement (the “Transaction Agreement”) with the Company and certain of its subsidiaries (collectively, the “Sellers”) pursuant to which, subject to the terms and conditions thereof and certain exceptions described therein, the Buyer has agreed to purchase all of the Sellers’ assets primarily related to, and to assume all of the Sellers’ liabilities (other than liabilities for indebtedness and certain other specified excluded liabilities) to the extent related to, the businesses conducted by the Company and its subsidiaries, including the owning and operating of manufactured homes communities, the provision of related financing services and businesses related thereto, but excluding the insurance business of NLASCO, Inc. and related insurance activities. The aggregate consideration payable by the Buyer is approximately $1.794 billion consisting of cash and assumption of debt, subject to customary post-closing purchase price adjustments. Consummation of the transactions contemplated by the Transaction Agreement is subject to customary conditions, including the approval of the transaction by the Company’s stockholders (“Stockholder Approval”) and certain consents of holders of: (i) the 7 1/2% Senior Exchangeable Notes due August 15, 2025 (the “Notes”) of Affordable Residential Communities, LP (“ARC LP”), (ii) the Company’s Trust Preferred Securities due 2035 and (iii) limited partnership interests of ARC LP.

In order to induce the Buyer to enter into the Transaction Agreement, each of Gerald J. Ford, ARC Diamond, LP, a Texas limited partnership, and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (each, a “Stockholder”) has entered into a Support Agreement, dated as of April 17, 2007 (the “Support Agreement”), with the Buyer. Pursuant to the Support Agreement, each respective Stockholder agreed, subject to certain terms and conditions, to vote, or cause to be voted, all of the Shares owned by such Stockholder, together with any Shares acquired after the date of the Support Agreement, whether upon the exercise of options or warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote (collectively, the “Voting Shares”) in favor of (i) the approval of the transactions contemplated by the Transaction

Page 22 of 134 Pages

Agreement and (ii) any other matter that is required by applicable law or by any governmental entity to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Transaction Agreement.

In addition, pursuant to the Support Agreement, each of the Stockholders agreed to vote the Voting Shares against certain other acquisition proposals made by third parties or any dissolution, liquidation or winding up, extraordinary dividend or change in capital structure by the Company or against any action that could reasonably be expected to impede, interfere, postpone or materially and adversely discourage the consummation of the transactions contemplated by the Transaction Agreement, each as described in greater detail in the Support Agreement. Pursuant to the Support Agreement, each of the Stockholders also (i) granted to the Buyer a proxy to vote such Stockholder’s Voting Shares if the Stockholder does not take certain actions specified in the Support Agreement that are consistent with such Stockholder’s voting covenants, (ii) agreed not to assign or dispose of, or enter into any contract to assign or dispose of, its Voting Shares until the termination of the Support Agreement, as described in greater detail in the Support Agreement and (iii) agreed to certain non-solicitation provisions as set forth in the Support Agreement.

The Support Agreement will terminate upon the earlier of the termination of the Transaction Agreement in accordance with its terms and the consummation of the transactions contemplated by the Transaction Agreement.

Pursuant to the Transaction Agreement, the Company has agreed from the date of the Transaction Agreement until the receipt of Stockholder Approval, the Company will not issue any equity securities of any class in an amount equal to or more than 5% of such class to any person, entity or group (as defined in Rule 13d-5 under the Exchange Act) unless the person, entity or group purchasing such securities concurrently executes an agreement in favor of the Buyer substantially identical to the Support Agreement.

Also in connection with the Transaction Agreement, certain of the Farallon Funds or their affiliates (collectively, the “Note Holders”) have entered into a Support Agreement, dated as of April 17, 2007 (the “Notes Support Agreement”), with the ARC LP, pursuant to which the Note Holders have agreed, subject to the terms and conditions thereof: (i) to consent to certain amendments to the terms of the indenture governing the Notes in connection with, and only in connection with, the transactions contemplated by the Transaction Agreement and which would not facilitate a competing transaction (a “Qualifying Amendment”) and (ii) to forego the receipt of any consent fee payable to holders of the Notes in connection with a consent for a Qualifying Amendment. The Notes Support Agreement will terminate upon the earliest of (i) the termination of the Transaction Agreement in accordance with its terms, (ii) the completion of a consent solicitation among holders for a Qualifying Amendment, (iii) the commencement by ARC LP of a consent solicitation with respect to the Notes other than for a Qualifying Amendment or (iv) any withdrawal or modification in a manner adverse to the Buyer of the recommendation by the Board of Directors of the Company with respect to the transactions contemplated by the Transaction Agreement, any approval or recommendation by the Board of a competing transaction or any approval, recommendation or public proposal by the Board to take any such action. Each of the Note Holders also agreed not to assign or dispose of, or enter into any contract to assign or dispose of, its Notes until the termination of the Notes Support Agreement, as described in greater detail in the Notes Support Agreement.

The foregoing descriptions of the Transaction Agreement, the Support Agreement and the Notes Support Agreement are qualified in their entirety by reference to the full text of the Transaction

Page 23 of 134 Pages

Agreement, the Support Agreement and the Notes Support Agreement, which are filed herewith as Exhibits 3, 4 and 5, respectively, and are incorporated herein by reference.

Except to the extent the foregoing may be deemed a plan or proposal, none of the Reporting Persons has any plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. The Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto.

Item 5. Interest In Securities Of The Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety as follows:

(a)	The Farallon Funds

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Fund is incorporated herein by reference for each such Farallon Fund. The percentage amount set forth in Row 13 for all cover pages filed herewith is calculated based upon the 56,393,513 Shares outstanding as of March 15, 2007 as reported by the Company in its Annual Report on Form 10-K for the fiscal year ended December 31, 2006 filed with the Securities and Exchange Commission on March 15, 2007.

(c)	No transactions in the Shares have been consummated in the past 60 days.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(b)	The Management Company

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Management Company is incorporated herein by reference.

(c)	No transactions in the Shares have been consummated in the past 60 days.

(d)

The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of the Management Company.

(e)	Not applicable.

(c)	The Farallon General Partner

(a),(b)	The information set forth in Rows 7 through 13 of the cover page hereto for the Farallon General Partner is incorporated herein by reference.

Page 24 of 134 Pages

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Farallon Individual Reporting Persons are managing members of the Farallon General Partner.

(e)	Not applicable.

(d)	The Farallon Individual Reporting Persons

(a),(b)

The information set forth in Rows 7 through 13 of the cover page hereto for each Farallon Individual Reporting Person is incorporated herein by reference for each such Farallon Individual Reporting Person.

(c)	None.

(d)

The Farallon General Partner has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all of the Shares held by the Farallon Funds as reported herein. The Management Company has the power to direct the receipt of dividends relating to, or the disposition of the proceeds of the sale of, all the Shares held by the Managed Account as reported herein. The Farallon Individual Reporting Persons are managing members of both the Farallon General Partner and the Management Company.

(e)	Not applicable.

The Shares reported hereby for the Farallon Funds are owned directly by the Farallon Funds and those reported by the Management Company on behalf of the Managed Account are owned directly by the Managed Account. The Management Company, as investment adviser to the Managed Account, may be deemed to be the beneficial owner of all such Shares owned by the Managed Account. The Farallon General Partner, as general partner to the Farallon Funds, may be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds. The Farallon Individual Reporting Persons, as managing members of both the Farallon General Partner and the Management Company with the power to exercise investment discretion, may each be deemed to be the beneficial owner of all such Shares owned by the Farallon Funds and the Managed Account. Each of the Management Company, the Farallon General Partner and the Farallon Individual Reporting Persons hereby disclaims any beneficial ownership of any such Shares.

In addition, the Reporting Persons understand that the Ford Entities may be deemed to beneficially own an aggregate of 9,421,642 Shares, as reported in the Ford Entities’ Schedule 13D filed on or about the date of this filing. Accordingly, the Reporting Persons and the Ford Entities, if deemed to be members of the same group within the meaning of Rule 13d-5(b)(1) under the Exchange Act, would be deemed to beneficially own an aggregate of 15,075,224 Shares or approximately 26.7% of the outstanding Shares. The Reporting Persons have no information with respect to the Ford Entities’ beneficial ownership of the Shares, other than as reported in the Ford Entities’ Schedule 13D. The Reporting Persons have no financial interest in and, other than as set forth in the Support Agreement, no voting or dispositive power with respect to, any Shares beneficially owned by the Ford Entities, and disclaim beneficial ownership over any Shares beneficially owned by the Ford Entities.

Page 25 of 134 Pages

Item 6. Contracts, Arrangements, Understandings Or

Relationships With Respect To Securities Of The Issuer

Item 6 of the Schedule 13D is amended and updated by adding the following:

The descriptions of the Transaction Agreement, the Support Agreement and the Notes Support Agreement set forth in Item 4 are qualified in their entirety by reference to the full text of the Transaction Agreement, the Support Agreement and the Notes Support Agreement, which are filed herewith as Exhibits 3, 4 and 5, respectively, and are incorporated herein by reference.

Except as described above, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between such persons and any other person with respect to any securities of the Company, including but not limited to the transfer or voting of any securities of the Company, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, divisions of profits or loss, or the giving or withholding of proxies.

Item 7. Materials To Be Filed As Exhibits

The following documents are filed as exhibits to this Schedule 13D:

Exhibit 3	Transaction Agreement, dated April 17, 2007

Exhibit 4	Support Agreement, dated April 17, 2007

Exhibit 5	Notes Support Agreement, dated April 17, 2007

Page 26 of 134 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: April 17, 2007

/s/ Monica Landry

FARALLON PARTNERS, L.L.C.,

On its own behalf and

as the General Partner of

FARALLON CAPITAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS II, L.P.,

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.,

TINICUM PARTNERS, L.P. and

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By Monica R. Landry,

Managing Member

/s/ Monica Landry

FARALLON CAPITAL MANAGEMENT, L.L.C.

By Monica R. Landry,

Managing Member

/s/ Monica Landry

Monica R. Landry, individually and as attorney-in-fact

for each of Chun R. Ding, William F. Duhamel,

Richard B. Fried, Douglas M. MacMahon, William F. Mellin, Stephen L. Millham, Jason E. Moment, Rajiv A. Patel, Derek C. Schrier,

Thomas F. Steyer and Mark C. Wehrly

The Powers of Attorney executed by Duhamel, Fried, Mellin, Millham, Steyer and Wehrly authorizing Landry to sign and file this Schedule 13D on each person’s behalf, which were filed with Amendment No. 2 to the Schedule 13D filed with the Securities and Exchange Commission on July 16, 2003, by such Reporting Persons with respect to the Common Stock of New World Restaurant Group, Inc., are hereby incorporated by reference. The Powers of Attorney executed by Ding and Schrier authorizing Landry to sign and file this Schedule 13D on each person's behalf, which were filed with Amendment No. 1 to the Schedule 13D filed with the Securities and Exchange Commission on July 2, 2003, by such Reporting Persons with respect to the Common Stock of Salix Pharmaceuticals, Ltd., are hereby incorporated by reference. The Power of Attorney executed by Patel authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with Amendment No. 4 to the Schedule 13G filed with the Securities and Exchange Commission on January 8, 2004, by such Reporting Person with respect to the Common Stock of Catalytica Energy Systems, Inc., is hereby incorporated by reference. The Power of Attorney executed by Moment authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the

Page 27 of 134 Pages

Securities and Exchange Commission on January 9, 2006, by such Reporting Person with respect to the Common Stock of Vintage Petroleum, Inc., is hereby incorporated by reference. The Power of Attorney executed by MacMahon authorizing Landry to sign and file this Schedule 13D on his behalf, which was filed with the Schedule 13D filed with the Securities and Exchange Commission on January 5, 2007, by such Reporting Person with respect to the Class A Common Stock of Univision Communications Inc., is hereby incorporated by reference.

Page 28 of 134 Pages

EXHIBIT INDEX

EXHIBIT 3	Transaction Agreement, dated April 17, 2007
EXHIBIT 4	Support Agreement, dated April 17, 2007
EXHIBIT 5	Notes Support Agreement, dated April 17, 2007

Page 29 of 134 Pages

EXHIBIT 3

EXECUTION COPY

TRANSACTION AGREEMENT

by and among

AFFORDABLE RESIDENTIAL COMMUNITIES INC.,

AFFORDABLE RESIDENTIAL COMMUNITIES LP,

THE OTHER SELLERS PARTY HERETO,

and

AMERICAN RIVERSIDE COMMUNITIES LLC

________________________________

Dated as of April 17, 2007

________________________________

i

3.9	Employee Benefit Plans; ERISA	18
3.10	Intangible Property	19
3.11	Properties	20
3.12	Compliance with Environmental Laws	21
3.13	Reports and Financial Statements	22
3.14	Labor and Employment Matters	22
3.15	Brokers and Finders	23
3.16	Acquired Assets	23
3.17	Opinion of Financial Advisor	23
3.18	Absence of Certain Changes or Events	23
3.19	Transactions with Affiliates	24
3.20	Anti-takeover Laws; Organizational Document Restrictions	24
3.21	Consumer Finance	24
3.23	No Other Representations and Warranties	24

	ARTICLE IV

	REPRESENTATIVES AND WARRANTIES OF THE BUYER

4.1	Organization and Qualification	25
4.2	Authority	25
4.3	Non-Contravention	25
4.4	Consents and Approvals	25
4.5	Litigation	26
4.6	Buyer Financing	26
4.7	Brokers and Finders	26
4.8	No Other Representations and Warranties	26

	ARTICLE V

	COVENANTS

5.1	Conduct of Business	27
5.2	Regulatory Approvals	30
5.3	Commercially Reasonable Efforts	30
5.4	Access	31
5.5	No Solicitation	32
5.6	Filings; Other Actions	34
5.7	Employee Matter	35
5.8	Worker Notification	37
5.9	Fees and Expenses	38
5.10	Further Assurances	38
5.11	Financing	38
5.12	Public Announcements	39
5.13	Indenture Consent Solicitation	40
5.14	OP Consent Solicitation	40
5.15	Trust Preferred Amendment	40
5.16	Indebtedness	40

5.17	Transition Services Agreement; Licenses	41
5.18	Use of Name	41
5.19	Marketing	42
5.20	Trademark License	42
5.21	Notification of Certain Matters	43
5.22	Casualty or Condemnation	43
5.23	Collection of Accounts Receivable	43
5.24	Collection of Other Payments	44
5.25	Insurance	44
5.26	Solicitation of Employees	44
5.27	Title Insurance Matters	44

	ARTICLE VI

	TAX MATTERS

6.1	Cooperation on Tax Matters; Conduct of Proceedings	45
6.2	Conflicts; Survival	46
6.3	Payments	46
6.4	Transfer Tax	46
6.5	Allocation of Purchase Price	46

	ARTICLE VII

	CONDITIONS TO CLOSING

7.1	Conditions to the Obligations of the Parties	46
7.2	Conditions to the Obligation of the Buyer	47
7.3	Conditions to the Obligation of the Sellers	48

	ARTICLE VIII

	TERMINATION

8.1	Termination or Abandonment	49
8.2	Termination Fees	50

	ARTICLE IX

	INDEMNIFICATION

9.1	Indemnification by Sellers	53
9.2	Indemnification by the Buyer	53
9.3	Indemnification Process	53
9.4	Limitations on Claims	55
9.5	Characterization of Indemnification Payments	55
9.6	Limitation on Damages	55
9.7	No Other Indemnification	56

	ARTICLE X

	DEFINITIONS AND INTERPRETATION

10.1	Defined Terms	56
10.2	Definitions	61
10.3	Interpretation	67

	ARTICLE XI

	GENERAL PROVISIONS

11.1	Survival of Representations, Warranties, Covenants and Agreements	67
11.2	Notices	68
11.3	Binding Effect	69
11.4	Assignment; Successors; Third-Party Beneficiaries; Obligations	69
11.5	Amendment; Waivers; Etc.	69
11.6	Entire Agreement	69
11.7	Interpretation	69
11.8	Severability	70
11.9	Counterparts	70
11.10	Governing Law	70
11.11	Venue	70
11.12	Waiver of Jury Trial; Waiver of Immunity	70
11.13	Enforcement	71
11.14	No Right of Set-Off	71

Exhibits

Exhibit A	- Interest Assignment Agreement
Exhibit B	- Asset Assignment Agreement
Exhibit C	- Trademark Assignment Agreement
Exhibit D	- Transition Services Agreement

v

TRANSACTION AGREEMENT

This TRANSACTION AGREEMENT, dated as of April 17, 2007 (this “Agreement“), is entered into by and among Affordable Residential Communities Inc., a Maryland corporation (“ARC“), Affordable Residential Communities LP, a Delaware limited partnership (“ARC LP”), ARC Dealership, Inc., a Colorado corporation (“ARC Dealership“), ARC Management Services, Inc., a Delaware corporation (“ARC Management Services”), ARCIV GV, Inc., a Delaware corporation (“ARCIV”), ARCMS, Inc., a Delaware corporation (“ARCMS”), ARC TRS, Inc., a Delaware corporation (“ARC TRS”), Salmaho Irrigation Co. a Utah corporation (“Salmaho”), Windstar Aviation Corp., a Delaware corporation (“Windstar”), ARC/DAM Management, Inc., a Delaware corporation (“ARC/DAM”), and Colonial Gardens Water, Inc., a Kansas corporation (“Colonial”, and together with ARC, ARC LP, ARC Dealership, ARC Management Services, ARC IV, ARCMS, ARC TRS, Salmaho, Windstar and ARC/DAM, the “Sellers”) and American Riverside Communities LLC, a Delaware limited liability company (the “Buyer”). Each of the Sellers and the Buyer are sometimes referred to individually herein as a “Party” and collectively as the “Parties.” Certain other terms are defined throughout this Agreement and in Section 10.2 hereof.

W I T N E S S E T H:

WHEREAS, (i) ARC LP owns all of the issued and outstanding membership interests of ARC Real Estate, LLC, a Delaware limited liability company (“ARC Real Estate”), and all of the issued and outstanding membership interests of ARCAL LLC, a Delaware limited liability company (“ARCAL”), (ii) ARC LP and ARC Real Estate collectively own all of the issued and outstanding membership interests of ARC Real Estate Holdings, LLC, a Delaware limited liability company (“ARC Real Estate Holdings”), with ARC Real Estate holding membership interests representing a 99% interest in ARC Real Estate Holdings, and ARC LP holding membership interests representing a 1% interest in ARC Real Estate Holdings, and (iii) ARC Dealership owns all of the issued and outstanding membership interests of Enspire Finance LLC, a Delaware limited liability company (“Enspire Finance”); and

WHEREAS, ARC Real Estate, ARCAL, ARC Real Estate Holdings and Enspire Finance (collectively, together with their Subsidiaries (other than any such Subsidiary that is not a Pass Through Entity), the “Acquired Companies,” and the Equity Interests of the Acquired Companies, the “Acquired Company Interests”) and each of the Sellers are engaged in the Acquired Business (as defined below); and

WHEREAS, each of the Sellers holds Acquired Assets (as defined below); and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Buyer desires to purchase all of the Equity Interests of the Acquired Companies from the Sellers, and the Sellers desire to sell all of the Equity Interests of the Acquired Companies to the Buyer; and

WHEREAS, upon the terms and subject to the conditions contained in this Agreement, the Buyer desires to purchase all Acquired Assets, and assume all Assumed Liabilities, of the Sellers, and the Sellers desire to sell their Acquired Assets to the Buyer; and

WHEREAS, no Subsidiary of ARC other than the Sellers and the Acquired Companies owns, leases, licenses, uses, holds for use or holds for sale any Acquired Asset or Acquired Company Interest; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Sellers’ willingness to enter into this Agreement, Farallon Guarantor is entering into the Farallon Guaranty (the “Farallon Guaranty”) pursuant to which, subject to the terms, conditions are limitations set forth therein, the Farallon Guarantor guarantying certain obligations of the Buyer in connection with this Agreement, including payment of the Buyer Termination Fee, if and when due; and

WHEREAS, concurrently with the execution of this Agreement, as a condition and inducement to the Buyer’s willingness to enter into this Agreement, each of Gerald J. Ford, ARC Diamond, LP and Hunters Glen/Ford, Ltd. are entering into a support agreement, of even date herewith (the “Support Agreement”) pursuant to which such parties have agreed, subject to the terms thereof, among other obligations, to vote their shares of ARC Common Stock in favor of approval of the Transactions.

NOW THEREFORE, in consideration of the mutual representations, warranties, covenants and agreements contained herein, and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the Parties hereby agree as follows:

ARTICLE I

PURCHASE AND SALE

1.1	Sale and Purchase.

Upon the terms and subject to the conditions set forth in this Agreement, at the Closing,

(a)          ARC LP shall sell to the Buyer, and the Buyer shall purchase from ARC LP, all of the issued and outstanding membership interests of ARC Real Estate and all of the issued and outstanding membership interest of ARCAL;

(b)          ARC LP shall sell to the Buyer, and the Buyer shall purchase from ARC LP, all of the issued and outstanding membership interests of ARC Real Estate Holdings held by ARC LP;

(c)          ARC Dealership shall sell to the Buyer, and the Buyer shall purchase from ARC Dealership, all of the issued and outstanding membership interests in Enspire Finance;

(d)	each Seller shall sell, assign, transfer, convey and deliver to the Buyer, and the

Buyer shall purchase, acquire and accept from such Seller, all of such Sellers’ right, title and interest to the Acquired Assets;

in each of clauses (a) through (d) of this Section 1.1, free and clear of any and all Liens, other than Permitted Liens.

1.2          Acquired Assets. The capitalized term “Acquired Assets” shall mean all Assets owned, leased, licensed, used, held for use or held for sale by ARC or any its Subsidiaries, that are primarily related to the Acquired Business, including the following that are primarily related to the Acquired Business (but in each case excluding the Excluded Assets):

(a)          cash in an amount equal to the sum of (i) petty cash-on-hand, (ii) any proceeds of sales of Assets held for sale as described in Section 1.2(a)(ii) of the Sellers Disclosure Letter, (iii) any proceeds of the sale of any manufactured home (w) not made in the ordinary course and on financial terms consistent with past practices, (x) sold at a rate in excess of 110% of the number of homes budgeted to be sold by the Acquired Business between the date of this Agreement and the Closing Date (as disclosed to the Buyer by the Sellers prior to the date hereof), (y) sold at a price resulting in a gross profit margin (before commissions and related costs) of less than 15% with respect to such home or (z) made to buyers other than residents that execute an associated pad lease of at least one year with an Acquired Company, (iv) cash received in respect of Insurance and Condemnation Claims, (v) any proceeds from the exercise of a Repurchase Right and (vi) cash held as security deposits (collectively, the “Acquired Cash”);

(b)          all tangible personal property, including manufactured homes, motor vehicles, furniture, fixtures, office equipment, inventory, machinery and equipment (including spare parts), supplies, capital improvements in process, tools and other physical assets;

(c)          all fee interests in real property (including improvements thereon) and all leases, easements, rights of access and other interests (not including fee interests) in real property);

(d)          all promissory notes or Consumer Credit Contracts or other similar agreements payable to ARC or any of its Subsidiaries (the “Acquired Notes”);

(e)	all Permits;

(f)	all Contracts;

(g)          all records, files, personal files (only to the extent allowed by Law), data, drawings, blueprints, schematics, reports, lists, plans and processes and all files of correspondence;

(h)          all guarantees, rebates under sales or purchase orders, representations, warranties, indemnities and similar rights in favor of ARC or any of its Subsidiaries;

(i)           all sales and promotional literature, and all marketing information and market research data;

(j)           all Seller Intangible Property, including the trademarks listed in Section 1.2(j) of the Sellers Disclosure Letter (the “Trademarks”), including the goodwill of the business symbolized by and associated with the Trademarks, all applications and registrations thereof throughout the world and all rights to proceeds of the foregoing, including any claim by any Seller against third parties for past, present, or future infringement of the Trademarks, but excluding the “Enspire” trademark and any trade names, trademarks, Internet domain names, identifying logos or service marks related thereto or employing the word “Enspire” (“Enspire Trademarks”) and any trademarks, Internet domain names, identifying logos or service marks primarily related to the Retained Business, including the “NLASCO”, “American Summit (AS)” trademark, the “National Lloyds (NL)” trademarks and all trademarks, Internet domain names, identifying logos or service marks related thereto or employing the word “NLASCO”, “American Summit”, “AS”, “National Lloyds” or “NL” (“NLASCO Trademarks”);

(k)          all rights and claims of ARC and each of its Subsidiaries (other than any Acquired Company) against any Acquired Company, including under any Contract, intercompany account payable or receivable, or otherwise;

(l)           without duplication of clause (a)(iv) above, all rights to insurance and condemnation proceeds received or receivable in respect of any Assumed Liabilities, all insurance and condemnation proceeds (to the extent not already expended by ARC or its Subsidiary to restore or replace the lost, damaged or condemned Asset, which replacement Asset shall be an Acquired Asset) received or receivable in respect of any Asset damaged, lost or condemned and which, if not so damaged, lost or condemned would have been an Acquired Asset and all insurance and condemnation proceeds received or receivable in respect of business interruption of the Acquired Business to the extent relating to any period after Closing (“Insurance and Condemnation Claims”); and

(m)	any aircraft (the “Aircraft”).

1.3          Assumption of Liabilities. On the Closing Date and upon the terms and subject to the conditions set forth in this Agreement, the Buyer shall assume (or, without limiting the obligations of Buyer under Article IX, Buyer’s designated Affiliate shall assume), and from and after the Closing Buyer (or its assignee) shall pay, discharge and perform as and when due, or in the case of Assumed Indebtedness, assume, prepay or defease, all Assumed Liabilities of the Sellers. The capitalized term “Assumed Liabilities” shall mean all Liabilities of ARC and its Subsidiaries to the extent resulting from, relating to or arising out of the Acquired Company Interests, the Acquired Business or the Acquired Assets, or from any operations relating to, arising out of or resulting from any of the foregoing, including the following (but in each case excluding the Excluded Liabilities):

(a)          the Indebtedness set forth in Section 1.3(a) of the Sellers Disclosure Letter and Indebtedness incurred by the Sellers or the Acquired Companies between the date hereof and the Closing in compliance with Section 5.1(u) (excluding (x) Liability for defaults or breaches of any material covenants (including any defaults in respect of payment of principal or interest when due) occurring prior to the Closing in respect of Indebtedness and (y) Indebtedness related to the Aircraft) (collectively, the “Assumed Indebtedness”);

(b)          all Liabilities with respect to or otherwise in connection with all pending, threatened or other actions, suits, proceedings, investigations or other claims to the extent relating to the Acquired Business or the Acquired Assets or any asset in the Acquired Business, at Law, in equity or otherwise, or any tort or other claims to the extent relating to or arising from the Acquired Business or the Acquired Assets or any asset in the Acquired Business or any matter, fact, circumstance or condition to the extent relating to the Acquired Business or the Acquired Assets or any asset in the Acquired Business;

(c)          all Liabilities to the extent relating to or arising from the ownership, operation, possession or management of the Acquired Business or the Acquired Assets or any asset in the Acquired Business, including accounts payable and trade obligations to the extent so relating or arising;

(d)          all Liabilities under or in connection with the Contracts included in the Acquired Assets;

(e)          all Liabilities for any violation of Law to the extent arising in connection with or related to the Acquired Business or the Acquired Assets;

(f)           (i) the employment practices of the Sellers or any of their Affiliates and (ii) compliance with or violations of any Labor Laws prior to the Closing, in both cases other than Liabilities related to employment discrimination;

(g)          all Liabilities to the extent relating to the condition of the Acquired Business or the Acquired Assets or any asset in the Acquired Business or the presence thereon of any Hazardous Materials or otherwise arising under any Environmental Law or constituting an Environmental Claim to the extent in relation to the Acquired Business or the Acquired Assets or any asset in the Acquired Business;

(h)          all other Liabilities to the extent resulting from, arising out of or relating to Acquired Business or any asset in or activity to the extent resulting from, arising out of or relating to the Acquired Business or the Acquired Assets or any asset in the Acquired Business; and

(i)	the obligation to pay any Stay Bonus pursuant to Section 5.7(f).

1.4	Excluded Assets; Corporate Subsidiaries.

(a)          Notwithstanding anything to the contrary set forth herein, the Acquired Assets shall not include, and the Sellers shall not transfer to Buyer at the Closing, any of the following Assets (the “Excluded Assets”): (i) cash and cash equivalents (other than Restricted Cash); (ii) Equity Interests in any Seller; (iii) all Assets of the Sellers and their Subsidiaries related solely to the Retained Business; (iv) rights, claims and interests of the Sellers under this Agreement or any other Transaction Document; (v) the Enspire Trademarks and the NLASCO Trademarks; and (vi) any assets set forth on Section 1.4 of the Sellers Disclosure Letter.

(b)          Prior to the Closing, if any Acquired Company holds Equity Interests in a Subsidiary that is not a Pass-Through Entity (a “Corporate Subsidiary”), other than any Corporate Subsidiary that is a Subsidiary of another Corporate Subsidiary, then the applicable Seller will cause such Acquired Company, and each parent entity of such Subsidiary, to distribute such Equity Interests such that, prior to Closing, such Equity Interests are held directly by such Seller. If any Corporate Subsidiary of any Acquired Company is not a party to this Agreement as a Seller (an “Excluded Corporate Subsidiary”) hereunder, then prior to the Closing ARC shall cause such Excluded Corporate Subsidiary to become a Seller hereunder, subject to the same rights and obligations (including the right to have its Assumed Liabilities assumed and the obligation to transfer its Acquired Assets) as the other Sellers hereunder, and Buyer shall consent to the addition of such party to this Agreement.

1.5	Excluded Liabilities. Notwithstanding anything to the contrary set forth herein, the

Assumed Liabilities shall not include, and neither Buyer nor its assignees will assume from any Seller, any Liabilities (the “Excluded Liabilities”) relating to, arising out of or resulting from: (a) any Excluded Asset, (b) Indebtedness of ARC or any of its Subsidiaries (including any Acquired Company), excluding Indebtedness incurred by Buyer or its Subsidiaries after the Closing and excluding Assumed Indebtedness, but including (x) any Liability for defaults or breaches of material covenants (including any defaults in respect of payment of principal or interest when due) occurring prior to the Closing in respect of Indebtedness and (y) Indebtedness related to the Aircraft, (c) any Equity Interest in ARC or its Subsidiaries (other than the Acquired Interests), including Liabilities with respect to dividends or other distributions, Liabilities with respect to any stockholders agreement, registration rights agreement, voting trust or other Contract relating to such Equity Interests, Liabilities with respect to any option, warrant, exchangeable security or other right to acquire Equity Interests, Liabilities of ARC or its Subsidiaries under applicable securities or corporate Laws, and Liabilities arising from the decision of the Board of Directors of ARC to approve this Agreement and the transactions contemplated hereby (including any Liability for breach of duty), (d) Excluded Taxes, (e) except as otherwise provided under Section 5.7, (i) any existing Seller Plan, (ii) any former Seller Plan which has been terminated or frozen (iii) ERISA Affiliate Liability, (iv) any collective bargaining agreement, to the extent relating to periods prior to the Closing (regardless of when such Liability accrues or becomes known), (v) the employment or termination of employment of any current or former Company Employee during periods prior to the Closing, (vi) the employment practices of the Sellers or any of their Affiliates or compliance with or violations of any Labor Laws prior to the Closing, in each case to the extent relating to employment discrimination, (vii) the Severance Agreement by and among ARC, ARC Management Services and Lawrence E. Kreider dated February 18, 2004, and (viii) the Severance Agreement by and among ARC, ARC Management Services and Scott L. Gesell dated February 18, 2004, (f) Liabilities of the Sellers under this Agreement or any other Transaction Document, (g) any Liability for which the Buyer Indemnified Parties are indemnified pursuant to Article IX, to the extent so indemnified, (h) the Retained Business or (i) acts or omissions of ARC or its Subsidiaries (excluding the Acquired Companies) after the Effective Time. Prior to the Closing, ARC shall assume, pay, discharge and perform (or, without limiting the obligations of the Sellers under Article IX, ARC’s designated Affiliate shall assume, pay, discharge and perform) all Excluded Liabilities of the Acquired Companies.

1.6          Expense Payments by the Sellers. Section 1.6 of the Sellers Disclosure Letter sets for certain items, services and other related matters for which the Sellers hereby assume financial responsibility (the “Section 1.6 Items”). On the Closing Date, the Sellers shall deliver to the Buyer the Sellers’ good faith calculation of the cost of the Section 1.6 Items that the Sellers have not already paid (the sum of such calculation being the “Expense Payments Amount”). This Section 1.6 shall not limit any obligation of any Seller set forth elsewhere in this Agreement.

1.7	Adjustment Amount and Closing Payment Amounts.

(a)          The term “Tenant Note Amount” means the aggregate principal amount of any tenant notes originated by the Sellers or the Acquired Companies with a note date between the date hereof and the Closing Date.

(b)          The term “New Home Amount” means the sum of (x) the amount, not exceeding $5,600,000 in the aggregate, paid by the Sellers or the Acquired Companies for any Manufactured Homes acquired between the date hereof and the Closing Date that are included in the Acquired Assets transferred at Closing (“Acquired New Homes”) plus (y) the amount, not exceeding $500,000 in the aggregate, of capitalized costs related to buying, or costs incurred for selling and or renting such

Acquired New Homes, as of the Closing Date.

(c)          The term “Capital Expenditure Shortfall” means the amount by which (x) the aggregate amount of capital expenditures made by the Sellers and the Acquired Companies in respect of the Acquired Business prior to the Closing Date is less than (y) the product of (A) $9 million multiplied by (B) the quotient of the number of days elapsed in 2007 prior to the Closing Date divided by 365.

(d)          The term “Net Payment Amount” means a working capital assets and pro ration net payment amount corresponding to the “Net Payment Amount” set forth on Annex A, with such amount to be computed as of the close of business on the Business Day immediately prior to the Closing Date, in a manner consistent as to line items, accounting principles, methods of allocation and pro ration, and in all other significant respects, with the computation of Net Payment Amount set forth in Annex A. Such amount shall be expressed as a negative number if in favor of the Buyer or as a positive number if in favor of the Sellers.

(e)          The term “Adjustment Amount” means an amount equal to the Tenant Note Amount increased by the New Home Amount reduced by the Capital Expenditure Shortfall (if any) reduced by the Stay Bonus Amount reduced by the aggregate amount of Assumed Indebtedness at the Closing and either (x) reduced by the absolute value of the Net Payment Amount, if the Net Payment Amount is a negative number or (y) increased by the absolute value of the Net Payment Amount, if the Net Payment Amount is a positive number.

(f)           The term “Closing Payment” means an amount equal to the Initial Purchase Price reduced by the Expense Payments Amount (if any) and reduced by the absolute value of the Estimated Adjustment Amount.

(g)          The term “Initial Purchase Price” shall mean an amount in cash equal to $ 1,794,000,000.

1.8          Purchase Price. The aggregate consideration to be paid by the Buyer in respect of the purchase of the Acquired Company Interests and the Acquired Assets shall be an amount in cash equal to the Closing Payment, which amount shall be subject to adjustment in accordance with Section 1.9.

1.9	Purchase Price Adjustment.

(a)          The Sellers shall, no later than 20 Business Days prior to the expected Closing Date begin preparing, and shall deliver to the Buyer no later than ten Business Days prior to the expected Closing Date, a statement (the “Estimated Closing Statement”) setting forth ARC’s good faith estimate of the Adjustment Amount (the “Estimated Adjustment Amount”) and each of the components thereof. The Estimated Closing Statement shall be prepared in consultation with the Buyer and shall be reasonably acceptable to the Buyer. Promptly upon the Buyer’s request, ARC shall make available to the Buyer and its Representatives copies of any back up materials used by ARC in preparing the Estimated Closing Statement and such other materials as the Buyer may reasonably request in connection with its review of the Estimated Closing Statement.

(b)          Within 90 days after the Closing Date, the Buyer shall cause to be prepared and delivered to ARC a statement (the “Closing Statement”) setting forth the Buyer’s good faith determination the Adjustment Amount and each of the components thereof. Promptly upon ARC’s request, the Buyer shall make available to ARC and its Representatives copies of any back up materials used by the Buyer in preparing the Closing Statement and such other materials as ARC may reasonably request in connection with their review of the Closing Statement.

(c)          Within 30 days after ARC’s receipt of the Closing Statement, ARC shall deliver to the Buyer a written statement either accepting the Closing Statement or specifying any objections thereto. If ARC does not deliver any such objections within such 30 day period, the Closing Statement shall become final and binding upon all parties. If ARC does deliver such objections within such period, then the parties shall negotiate in good faith for a period of 15 days following the Buyer’s receipt of such objections to resolve any such objections. If the parties are able to resolve ARC’s objections during such 15 day period, then the Closing Statement, as revised in accordance with such resolution, shall become final and binding upon all parties. If the parties are not able to resolve such objections during such period, then any remaining disputes shall be resolved by a nationally recognized accounting firm upon which ARC and the Buyer shall reasonably agree (the “Accounting Firm”). The Accounting Firm shall be instructed to resolve any such disputes within 30 days after its appointment. The resolution of such disputes by the Accounting Firm shall be set forth in writing and binding, shall be within the range of dispute between the Buyer and ARC and shall be conclusive upon all parties. Upon delivery of such resolution, the Closing Statement, as modified in accordance with such resolution, and the Adjustment Amount as modified in accordance with such resolution and set forth therein (the “Final Adjustment Amount”), shall become final and binding upon all Parties. The fees and expenses of the Accounting Firm shall be shared equally by the Buyer and the Sellers.

(d)          Within three Business Days after the date on which the Closing Statement becomes final and binding in accordance with Section 1.9(b), (i) if the Final Adjustment Amount is less than the Estimated Adjustment Amount, ARC shall pay cash in the amount of such shortfall to the Buyer by wire transfer of immediately available funds to an account designated by the Buyer at least two Business Days prior to such payment; and (ii) if the Final Adjustment Amount is greater than the Estimated Adjustment Amount, the Buyer shall pay cash in the amount of such shortfall to ARC by wire transfer of immediately available funds to an account designated by the ARC at least two Business Days prior to such payment. Any such payment shall be made with interest at the Prime Rate from the Closing Date to the date of payment.

1.10       Calculation of Final Purchase Price. The “Final Purchase Price” shall be the amount equal to the Initial Purchase Price reduced by the Expense Payments Amount, if any, and reduced by the absolute value of the Adjustment Amount, if the Adjustment Amount is a negative number.

1.11       Closing. The parties agree that the closing of the Transaction (the “Closing”) shall take place at 10:00 a.m. local time, at the offices of Paul, Weiss, Rifkind, Wharton & Garrison LLP, 1285 Avenue of the Americas, New York, New York 10019-6064, as soon as practicable, but in any event not later than the fourth Business Day immediately following the date on which the last of the conditions set forth in Article VII (other than those conditions that by their nature have to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions) are satisfied or waived, or at such other date, time and place as the Parties may agree. The date on which the Closing will occur is referred to herein as the “Closing Date,” and the time at which the Closing occurs is referred to herein as the “Effective Time.” If the Sellers determine that such delay is necessary to satisfy the conditions to closing set forth in either Section 7.1(e) or 7.1(f), the Sellers shall have a one time option, by delivering written notice to Buyer no later than ten (10) days prior to the Closing Date, to delay the Closing Date to a date designated in such notice that is no more than 45 days following the date on which the Sellers would otherwise have been required to effect the Closing (but in no event later than the End Date).

1.12	Closing Deliveries. At the Closing:

(a)          The Buyer shall deliver to the Sellers the amount in cash equal to the Closing Payment by wire transfer of immediately available funds to the bank account or accounts designated by the Sellers prior at least one Business Day to the Closing;

(b)          Each Seller shall deliver an Assignment Agreement to the Buyer transferring all Acquired Company Interests held by such Seller to the Buyer, in form and substance attached hereto as Exhibit A (each, an “Interest Assignment Agreement”), and duly executed by such Seller;

(c)          Each Seller shall deliver an Assignment Agreement to the Buyer transferring all of such party’s Acquired Assets to the Buyer, in form and substance attached hereto as Exhibit B (each, an “Asset Assignment Agreement”), and duly executed by such Party;

(d)          Each Seller, and the Buyer shall deliver a Trademark Assignment Agreement transferring all of such Seller’s Trademarks and related Assets to the Buyer, in form and substance attached hereto as Exhibit C (each, a “Trademark Assignment Agreement”), and duly executed by such Parties;

(e)          ARC and the Buyer shall deliver a Transition Services Agreement, the purpose of which is to, among other things, designate the services, support and facilities use relating to the operation of the Retained Business that the Buyer will provide to ARC and its Affiliates after the Closing Date, in form and substance attached hereto as Exhibit D (the “Transition Services Agreement”), and duly executed by such Parties; and

(f)           Each Party shall deliver the other documents required to be delivered by it pursuant to Article VII hereof and such other documents or instruments as may reasonably be required by the other Parties to effect the transactions contemplated hereby.

1.13       Change in Transaction Structure. If and to the extent that Buyer determines, not less than 10 days prior to the Closing, that it would be beneficial to transfer one or more of the Acquired Properties from its current owner at the Closing to an entity designated by the Buyer, then Sellers shall reasonably cooperate with Buyer in effecting such transfer; provided, however, that no such transfer shall (i) have the effect of increasing the obligations or reducing the rights of the Sellers hereunder in any respect greater than de minimis or increasing the costs or expenses of the Sellers hereunder, including increasing the amount of any Taxes due by the Sellers (unless Buyer pays such increased cost or expense including attorney’s fees, title fees and transfer taxes associated with such transfers), (ii) reasonably be expected to impede or delay the consummation of the transactions contemplated hereby on the terms contemplated herein or (iii) constitute a waiver of any condition to the transactions provided herein.

1.14	Delayed Acquisition Assets.

(a)          Subject to Section 7.2(g), if and to the extent that the transfer or assignment from any Seller to Buyer of any Acquired Asset or any Acquired Company Interest would be a violation of applicable Law with respect to such Acquired Asset or Acquired Company Interest or otherwise adversely affect the rights of the transferee thereunder as a result of the failure to obtain or make any consent, approval, waiver, authorization, notice or filing required to be made in connection with the transactions contemplated by this Agreement, other than any consent, approval, waiver, authorization, notice or filing in respect of Assumed Indebtedness (to which this Section 1.14 shall not apply), then the transfer or assignment to Buyer of such Acquired Asset or Acquired Company Interest (each, a “Delayed Acquired Asset”) shall be automatically deemed deferred and any such purported transfer or assignment shall be null and void until such time as all legal impediments are removed and/or any required authorizations have been made or obtained, but the Closing shall otherwise take place in all respects as provided for in this Agreement and the Initial Purchase Price shall not be reduced.

(b)          If the transfer or assignment of any Acquired Asset or Acquired Company Interest intended to be transferred or assigned hereunder is not consummated at the Closing as a result of such Acquired Asset or Acquired Company Interest being a Delayed Acquired Asset, then the applicable Seller shall thereafter, directly or indirectly, hold such Delayed Acquired Asset for the use and benefit of Buyer (at the expense of Buyer), insofar as reasonably possible. In addition, to the extent not prohibited by Law, such Seller shall take or cause to be taken such other actions as may be reasonably requested by Buyer in order to place Buyer, insofar as reasonably possible, in the same position as if such Delayed Acquired Asset had been transferred as contemplated hereby and so that all the benefits and burdens relating to such Delayed Acquired Asset, including possession, use, risk of loss, potential for gain, and dominion, control and command over such Delayed Acquired Asset, are to inure from and after the Closing to Buyer. To the extent permitted by Law and to the extent otherwise permissible in light of any required consent or authorization, Buyer shall be entitled to, and shall be responsible for, the management of any Delayed Acquired Assets not yet transferred to it as a result of this Section 1.14 and the parties hereto agree to use commercially reasonable efforts to cooperate and coordinate with respect thereto.

(c)          If and when the consent or authorization, the absence of which caused the deferral of transfer of any Acquired Asset or Acquired Company Interest pursuant to this Section 1.14 is obtained, the transfer of the applicable Acquired Asset or Acquired Company Interest to Buyer shall automatically and without further action be effected in accordance with the terms of this Agreement and the applicable Transaction Documents.

(d)          Prior to the Closing Date, the Sellers shall deliver to Buyer a list identifying, in reasonable detail, to the Knowledge of the Sellers, the Delayed Acquired Assets and the authorizations required therefore (provided that this provision shall be disregarded for purposes of Section 7.2(a) and Article IX).

(e)          The parties hereto further agree that, assuming as set forth in Section 1.14(b) that all or substantially all of the benefits and burdens relating to the Acquired Assets inure to Buyer, (i) any Delayed Acquired Assets referred to in this Section 1.14(e) shall be treated for all income Tax purposes as Assets of Buyer and (ii) neither Buyer nor Seller shall take, and each of Buyer and Seller shall prevent any of their respective Affiliates from taking, any position inconsistent with such treatment for any income Tax purposes (unless required by a change in applicable income Tax Law or a good faith resolution of a contest).

ARTICLE II

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

Except as set forth in the Sellers Disclosure Letter (subject to Section 11.7), and except as set forth in the Annual Report on Form 10-K under the Securities Exchange Act of 1934, as amended (the “Exchange Act”) filed by ARC with the Securities and Exchange Commission (the “SEC”) on March 15, 2007 (the “Form 10-K”) or in any Form 8-K under the Exchange Act filed by ARC with the SEC since January 1, 2007 and prior to the date hereof (in each case, excluding any amendment or supplement thereto made after the date hereof and excluding any disclosures set forth in any risk factor section and in the section relating to forward-looking statements, in each case to the extent that they are cautionary, predictive or forward-looking in nature),each of the Sellers, jointly and severally, represents and warrants to the Buyer as follows:

2.1          Organization and Qualification. Each of the Sellers is a corporation or limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing, except for jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect.

2.2	Authority.

(a)          Each of the Sellers has all necessary corporate or limited partnership power and authority to execute and deliver this Agreement and their other respective Transaction Documents and to consummate the Transactions. Other than the approval by certain Sellers of the sale of Acquired Company Interests (which the Sellers shall provide promptly following the date hereof), the execution and delivery of this Agreement and the Sellers’ other Transaction Documents and the consummation of the Transactions have been duly and validly authorized by all requisite corporate or limited partnership action on the part of each Seller and, except for the ARC Stockholder Approval and the matters contemplated by the OP Consent Solicitation, no other corporate or similar proceedings on the part of any Seller are necessary to authorize this Agreement or the Sellers’ other Transaction Documents or to consummate the Transactions. The affirmative vote of shares of ARC Common Stock and ARC Special Voting Stock entitled to cast a majority of all the votes entitled to be cast on the Transaction at the ARC Stockholder Meeting, voting as a single class, approving the transactions contemplated by this Agreement (the “ARC Stockholder Approval”) is the only approval of any holder of Equity Interests of any Seller or Acquired Company that is required to approve the Transactions. This Agreement and each of the Sellers’ other Transaction Documents have been (or, in the case of Transaction Documents to be executed after the date hereof, prior to Closing will have been) duly and validly executed and delivered by each Seller and, assuming the due authorization, execution and delivery thereof by the Buyer, constitutes (or, when executed and delivered, will constitute) legally valid and binding obligations of each Seller, enforceable against each Seller in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

(b)          The Board of Directors of ARC has unanimously, by resolutions duly adopted at a meeting duly called and held (A) approved, and declared advisable, this Agreement and the transactions contemplated hereby, (B) determined that the terms of this Agreement are fair to, and in the best interests of, ARC, (C) directed that ARC submit the approval of the transactions contemplated by this Agreement to a vote at a meeting of the stockholders of ARC as promptly as practicable, (D) recommended that the stockholders of ARC approve the Transactions at the ARC Stockholder Meeting, and (E) taken such actions as are necessary to approve this Agreement, the Support Agreement and the Transactions for purposes of any restriction under the Organizational Documents of ARC, which resolutions have not (subject to Section 5.5) been subsequently rescinded, modified or withdrawn in any way.

(c)          None of the restrictions set forth in Title 3, Subtitle 6 and Subtitle 7 of the Maryland General Corporation Law (the “MGCL”) are or will be applicable to the Transactions.

2.3          Non-Contravention. Except as set forth in Section 2.3 of the Sellers Disclosure Letter, the execution and delivery of this Agreement and each of the Sellers’ other Transaction Documents by the Sellers does not and will not, and the consummation of the Transactions will not: (i) conflict with or result in any breach of any provision of the Organizational Documents of any of the Sellers, (ii) result in a material violation or breach of any provision of, constitute (with or without due notice or lapse of time or both) a material default under, give rise to a right of termination, cancellation or acceleration of any obligation or the loss of any material benefit under, or require any consent under, any material Contract of any kind to which a Seller is a party or by which a Seller or any of its respective properties or assets may be bound or affected, (iii) result in the creation or imposition of any Lien upon any of the material properties or assets of the Sellers, or (iv) subject to the matters addressed in Section 2.4, violate in any material respect any material Law applicable to the Sellers.

2.4          Consents and Approvals. Except as set forth in Section 2.4 of the Sellers Disclosure Letter, and except for compliance with applicable securities Laws, the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”), and the rules of The New York Stock Exchange, no material consent, approval, order or authorization of, or registration, declaration or filing with, or Permit from any Governmental Entity is required by or with respect to the Sellers in connection with the execution and delivery by the Sellers of this Agreement or of any of the Sellers’ other Transaction Documents, or the consummation by the Sellers of the Transactions.

2.5          Litigation. In each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Seller Material Adverse Effect, (a) there are no actions, suits, claims, hearings, proceedings, arbitrations, mediations, audits, inquiries or investigations (whether civil, criminal, administrative, for condemnation or otherwise) before any Governmental Entity or any arbitration (“Actions”) pending or, to the Sellers’ Knowledge, threatened against the Sellers or any of their Subsidiaries (excluding the Acquired Companies, which is the subject of Section 3.5 below), (b) except as set forth in Section 2.5 of the Sellers Disclosure Letter, to the Sellers’ Knowledge, there are no investigations or formal or informal inquiries by any Governmental Entity against or relating to the Sellers or any of their Subsidiaries (excluding the Acquired Companies, which is the subject of Section 3.5 below), (c) there are no material internal investigations or material and reasonably credible written whistle-blower complaints pending or, to the Sellers’ Knowledge, threatened against or relating to the Sellers or any of their Subsidiaries (excluding the Acquired Companies) and (d) there are no judgments, decrees, injunctions, rules or orders of any Governmental Entity relating to the Sellers or any of their Subsidiaries (excluding the Acquired Companies, which is the subject of Section 3.5 below).

2.6          Proxy Statement; Other Information. The Proxy Statement (as hereinafter defined) will not at the time of the mailing of the Proxy Statement to the stockholders of ARC, at the time of the ARC Stockholder Meeting, or at the time of any amendments thereof or supplements thereto, contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading; provided, that no representation is made by ARC with respect to information supplied by the Buyer for inclusion on the Proxy. The letter to stockholders, notice of meeting, proxy statement and forms of proxy to be distributed to stockholders in connection with the ARC Stockholder Meeting and to be filed with the SEC in connection with seeking the approval of the transactions contemplated by this Agreement are collectively referred to herein as the “Proxy Statement.”

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE SELLERS

AS TO THE ACQUIRED COMPANIES AND THE ACQUIRED ASSETS

Except as set forth in the Sellers Disclosure Letter (subject to Section 11.7) and except as set forth in the Annual Report on the Form 10-K or in any Form 8-K under the Exchange Act filed by ARC with the SEC since January 1, 2007 and prior to the date hereof (in each case, excluding any amendment or supplement thereto made after the date hereof and excluding any disclosures set forth in any risk factor section and in the section relating to forward-looking statements, in each case to the extent that they are cautionary, predictive or forward-looking in nature), each of the Sellers, severally and jointly, represents and warrants to the Buyer, as follows:

3.1	Organization and Qualification; Equity Interests; Subsidiaries.

(a)          Each of the Acquired Companies is a limited liability company or limited partnership duly organized, validly existing and in good standing under the laws of its jurisdiction of incorporation or organization, has all requisite power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing, except for jurisdictions where the failure to be so qualified or licensed, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect or to materially and adversely affect the ability of the Sellers to consummate the transactions contemplated by this Agreement. The Sellers have provided the Buyer with access to true, correct and complete copies of the Organizational Documents of each Acquired Company.

(b)          Section 3.1(b)(i) of the Sellers Disclosure Letter lists all of the outstanding Equity Interests of the Acquired Companies. All outstanding Equity Interests of the Acquired Companies are duly authorized, validly issued, fully paid and non-assessable and free of pre-emptive rights and issued in compliance with all applicable Laws. Except as set forth on Section 3.1(b)(i) of the Sellers Disclosure Letter and except for the Acquired Company Interests, there are no outstanding Equity Interests or other securities of any Acquired Company and there are no outstanding subscriptions, options, warrants, calls, convertible securities or other similar rights, agreements or commitments relating to the issuance of Equity Interests or other securities of any Acquired Company obligating ARC or any of its Subsidiaries to (A) issue, transfer or sell any Equity Interests or other securities of any Acquired Company or securities convertible into or exchangeable for such Equity Interests or other securities of any Acquired Company, (B) grant, extend or enter into any such subscription, option, warrant, call, convertible securities or other similar right, agreement or arrangement or (C) redeem or otherwise acquire any such Equity Interests or other securities of any Acquired Company. There are no stockholder agreements, voting trusts or other agreements or understandings to which ARC or any of its Subsidiaries are a party with respect to the voting of Equity Interests of any Acquired Company.

(c)          Section 3.1(c) of the Sellers Disclosure Letter sets forth a complete and correct list of each Subsidiary of ARC IV, ARC Real Estate, ARC Real Estate Holdings, ARCMS, ARCAL and Enspire Finance, and the jurisdiction of organization and ownership structure of each such Subsidiary. Upon the consummation of the transactions contemplated by this Agreement, the Buyer will wholly own, directly or indirectly, all of the Acquired Company Interests, free and clear of any and all Liens.

3.2          Non-Contravention. Except as set forth in Section 3.2 of the Sellers Disclosure Letter, the execution and delivery of this Agreement and each of the Sellers’ other Transaction Documents by the Sellers does not and will not, and the consummation of the Transactions will not: (i) conflict with or result in any breach of any provision of the Organizational Documents of any of the Acquired Companies, (ii) result in a material violation or breach of any provision of, constitute (with or without due notice or lapse of time or both) a material default under, give rise to a right of termination, cancellation or acceleration of any obligation or the loss of any material benefit under, or require any consent under, any material Contract of any kind to which an Acquired Company is a party or by which an Acquired Company or any of its respective properties or assets may be bound or affected, (iii) result in the creation or imposition of any Lien upon any of the material properties or assets of any of the Acquired Companies, or (iv) subject to the matters set addressed in Section 3.3, violate in any material respect any material Law applicable to any Acquired Company.

3.3          Consents and Approvals. Except as set forth in Section 3.3 of the Sellers Disclosure Letter, and except for compliance with applicable securities Laws, the HSR Act, and the rules of The New York Stock Exchange, no material consent, approval, order or authorization of, or registration, declaration or filing with, or Permit from any Governmental Entity is required by or with respect to the Acquired Companies in connection with the consummation of the Transactions.

3.4	Compliance with Applicable Laws.

(a)          Except as set forth in Section 3.4(a) of the Sellers Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Acquired Company and the Acquired Business is, and since January 1, 2004 has been, in compliance with all Laws and Permits applicable to it, including the federal Truth in Lending Act, the federal Equal Credit Opportunity Act, the federal Fair Credit Reporting Act, the federal Fair Debt Collection Practices Act, the USA PATRIOT Act, state usury laws, state retail installment sales acts, state consumer credit disclosure statutes, state consumer credit licensing statutes and state laws and regulations governing the collection of debts.

(b)          Except as set forth in Section 3.4(b) of the Sellers Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material

Adverse Effect, each Acquired Company and the Acquired Business is, and since January 1, 2004 has been, in possession of all permits, licenses, franchises, approvals, certificates, consents, waivers, concessions, exemptions, Governmental Orders, registrations, notices or other authorizations of any Governmental Entity (the “Permits”) necessary for it to own, lease and operate its properties and to carry on its business as currently conducted.

(c)          Except as set forth in Section 3.4(c) of the Sellers Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, since January 1, 2004, no Acquired Company and none of their Affiliates in respect of the Acquired Business has received any written notification or communication from any Governmental Entity (i) asserting that an Acquired Company or any of its Affiliates is not in compliance with any material Law, including licensing requirements, which such Governmental Entity enforces or (ii) threatening to revoke any Permit.

(d)          Except as set forth in Section 3.4(d) of the Sellers Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, each Acquired Company and the Acquired Business has timely filed, or will have timely filed by the Closing without penalty or sanction outstanding, all reports (“Regulatory Documents”) required to be filed since January 1, 2004 by any Law or any Governmental Entity charged with the supervision of the Acquired Business (collectively, the “Acquired Business Regulatory Authorities”) and have timely paid all fees and assessments due and payable in connection therewith. Except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect, as of their respective dates, the Regulatory Documents complied with all requirements of applicable Law.

(e)          Except as set forth in Section 3.4(e) of the Sellers Disclosure Letter, no Acquired Company and none of their Affiliates in respect of the Acquired Business has been advised in writing by any Governmental Entity that such Governmental Entity is contemplating issuing or requesting (or is considering the appropriateness of issuing or requesting) any order, decree, agreement, memorandum of understanding, supervisory agreement, cease and desist order, commitment letter, supervisory letter or similar submission.

(f)           No representation or warranty is made under this Section 3.4 with respect to Taxes, ERISA, or environmental matters, which are covered exclusively by Sections 3.8, 3.9 and 3.12, respectively.

3.5          Litigation. Except as set forth in Section 3.5 of the Sellers Disclosure Letter and except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect or to materially and adversely affect the ability of the Sellers to consummate the transactions contemplated by this Agreement, there are no (a) Actions pending or, to the Sellers’ Knowledge, threatened against the any Acquired Company or any of their Affiliates in respect of the Acquired Business, (b) investigations or formal or informal inquiries by any Governmental Entity against any Acquired Company or any of their Affiliates in respect of the Acquired Business, (c) internal investigations or material and reasonably credible written whistle-blower complaints pending or, to the Sellers’ Knowledge, threatened against or relating to the any Acquired Company or any of their Affiliates in respect of the Acquired Business or (d) Governmental Orders relating to any Acquired Company or any of their Affiliates in respect of the Acquired Business.

3.6	Absence of Undisclosed Liabilities.

(a) The Acquired Companies have no material Liabilities except for (i) Liabilities incurred in the ordinary course of business resulting from, related to or arising out of any Acquired Company, any Acquired Asset, or the Acquired Business, (ii) Liabilities disclosed in Section 3.6(a) of the Sellers Disclosure Letter, (iii) as reflected or reserved against in the consolidated balance sheet (or in the notes thereto) of ARC and its Subsidiaries as of December 31, 2006, included in the Form 10-K and (iv) for Liabilities pursuant to this Agreement.

(b)          Each of the Persons listed on Section 3.6(b) of the Sellers Disclosure Letter (each, a “Special Purpose Entity”) was formed for the sole purpose of holding the property or properties identified on Section 3.6(b) of the Sellers Disclosure Letter as being held by such Special Purpose Entity or holding other manufactured home communities that have been sold, and has conducted no activities and incurred no Liabilities, in each case other than activities or Liabilities that are incident to the ownership of such property or properties or, with respect to any Special Purpose Entity that has disposed of any property, activities or Liabilities incident to the ownership of such disposed property and for which such Special Purpose Entity has no further Liability, and in each case except for de minimus Liabilities or activities or Liabilities that would not be expected to adversely affect the Financing. Each of the Special Purpose Entities has complied in all material respects with the special purpose entity provisions contained in its Organizational Documents.

3.7	Material Contracts.

(a)          Section 3.7(a)(i) of the Sellers Disclosure Letter lists all Material Contracts. The Sellers have made available, delivered, or caused to be delivered to the Buyer a true, complete and correct copy of each Material Contract. Except as set forth in Section 3.7(a)(ii) of the Sellers Disclosure Letter, each Material Contract is valid, binding and enforceable and in full force and effect. Neither ARC nor any of its Subsidiaries, nor, to the Knowledge of Sellers, any counterparty to any Material Contract, has violated or is alleged to have violated any provision of, or committed or failed to perform any act which, with or without notice, lapse of time or both, would constitute a default under the provisions of any Material Contract except as would not, individually or in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

(b)          For purposes of this Agreement, “Material Contracts” shall mean, to the extent primarily relating to any Acquired Company, the Acquired Business, any Acquired Assets or any Assumed Liability,

(i)           any loan or credit agreement, indenture, note, bond, debenture or any other document or agreement evidencing Assumed Indebtedness;

(ii)          each Seller Lease and each contract for the sale of real estate entered into by an Acquired Company during the three (3) year period prior to the date hereof;

(iii)         each commitment, contractual obligation, borrowing, capital expenditure, agreement to acquire or to sell real property or any interest therein, or transaction entered into by an Acquired Company or otherwise constituting an Acquired Asset which may result in total annual payments by or liability of an Acquired Company in excess of $100,000;

(iv)         any other agreements filed or required to be filed as exhibits to the Seller SEC Documents pursuant to Item 601(b)(10) of Regulation S-K of Title 17, Part 229 of the Code of

Federal Regulations;

(v)          all Contracts or arrangements between an Acquired Company, on the one hand, and any Seller or any of their Affiliates (other than any Acquired Company) or any director, officer, employee, equityholder or affiliate of any Seller or any of their Affiliates (other than any Acquired Company), on the other hand;

(vi)         each Contract granting an option to any Person to purchase any material Asset of the Acquired Business;

(vii)       each Contract related to asset sales (or dispositions) out of the ordinary course of business, stock acquisitions or divestitures of any business, or reorganization or merger effected in the last five years;

(viii)      each material licensing agreement, franchise, joint venture, corporate and strategic alliance, partnership, development or similar Contract to which ARC or any of its Subsidiaries is a party;

(ix)         each Contract purporting to restrict the ability of ARC or any of its Subsidiaries to conduct any line of business or to compete with any Person, or including a most-favored-nations or similar commitment by ARC or any of its Subsidiaries; and

(x)          all other Contracts and agreements that are material to the Acquired Business, taken as a whole, or the absence of which would, in the aggregate, reasonably be expected to have a Company Material Adverse Effect.

3.8	Taxes.

(a)          Except as set forth in Section 3.8(a) of the Sellers Disclosure Letter, each of the Acquired Companies has filed with the appropriate government agencies all of the income, sales, use, employment and other Tax Returns and reports heretofore required to be filed by it and all Tax Returns are true, correct and complete. No waiver of any statute of limitations relating to Taxes has been executed or given by any of the Acquired Companies. All Taxes, assessments, fees and other governmental charges upon any of the Acquired Companies or upon any of their respective properties, assets, revenues, income and franchises which are owed by the Acquired Companies with respect to the period ending on or before the Closing Date have been paid, other than those currently payable without penalty or interest and which will be accurately reflected and reserved on the books and records of the Acquired Companies at Closing. Each of the Acquired Companies has withheld and paid all material Taxes required to be withheld or paid in connection with amounts paid or owing to any employee, creditor, independent contractor or third party. No federal Tax Return of any of the Acquired Companies is currently under audit by the Internal Revenue Service (the “IRS”), and no other Tax Return of any of the Acquired Companies is currently under audit by any other taxing authority. Neither the IRS nor any other taxing authority is now asserting or threatening to assert against any of the Acquired Companies any deficiency or claim for additional Taxes or interest thereon or penalties in connection therewith or any adjustment that would have an adverse effect on any of the Acquired Companies.

(b)          Each of the Acquired Companies (including, in each case, any predecessor thereto), is, and at all times has been, a Pass-Through Entity for federal income tax purposes and all similar state, local and foreign tax purposes.

(c)          None of the Acquired Companies has requested an extension of time within which to file any Tax Return, which Tax Return has not since been filed or the extension period granted is still pending.

(d)          No power of attorney has been granted by the Acquired Companies with respect to any matter relating to Taxes which is currently in force.

(e)          None of the Acquired Companies has received a written ruling from any taxing authority.

(f)           None of the Acquired Companies (i) is a party to, or is bound by or has any obligation under, any Tax sharing agreement, Tax indemnification agreement or similar contract or arrangement, whether written or unwritten, (ii) or has any potential liability or obligation to any Person as a result of, or pursuant to, any such agreement. Other than any Tax Returns which have not yet been required to be filed, the Acquired Companies have made available to the Buyer true and correct copies of the United States federal income Tax Returns and any state, local or foreign Tax Returns (or pro forma information in the case the Acquired Company filed as part of a consolidated, combined or unitary group) for each of the taxable years ending after December 31, 2001.

(g)          Each of the Acquired Companies has disclosed on its federal income Tax Returns all positions taken therein that could give rise to a substantial understatement of federal income Tax within the meaning of Section 6662 of the Code.

(h)          The Acquired Companies have not engaged in a transaction which is listed, or otherwise reportable, within the meaning of Section 6011 of the Code and Treasury Regulations promulgated thereunder.

(i)           The Acquired Companies will not be required to include any item of income in, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) ending after the Closing Date as a result of any (1) change in method of accounting for a taxable period ending on or prior to the Closing Date, (2) ”closing agreement,” as described in Section 7121 of the Code (or any corresponding provision of state, local or foreign Law), entered into on or prior to the Closing Date, or (3) ruling received from or any agreement entered into with the IRS.

3.9	Employee Benefit Plans; ERISA.

(a)          Section 3.9(a) of the Sellers Disclosure Letter contains a true and complete list of each Seller Plan and indicates which of such Seller Plans is a Company Plan.

(b)          With respect to each Seller Plan, ARC has made available to the Buyer true and complete copies of each of the following documents: (i) a copy of the Seller Plan and any amendments thereto (or if the Seller Plan is not a written plan, a description thereof) and any related trust agreement or other funding instrument; (ii) for the three most recent years, a copy of the annual report and actuarial report, if required under ERISA, and the report prepared with respect thereto in accordance with Statement of Financial Accounting Standards No. 87; (iii) a copy of the most recent Summary Plan Description (and supplemental summary of material modifications provided thereafter) required under ERISA with respect thereto; (iv) the most recent determination letter received from the IRS with respect to each Seller Plan intended to qualify under Section 401 of the Code; and (v) for the last three years, any material correspondence with the IRS, the United States Department of Labor (the “DOL”), the Pension Benefit Guaranty Corporation (the “PBGC”), the SEC or any other Governmental Entity regarding the operation or the administration of any Seller Plan.

(c)          Neither of ARC, the Acquired Companies nor any of their respective ERISA Affiliates contributes to or has in the past six years sponsored, maintained, contributed to or had any liability in respect of any defined benefit pension plan (as defined in section 3(35) of ERISA) or plan subject to section 412 of the Code or Title IV or section 302 of ERISA. No Seller Plan is a “multiemployer pension plan,” as defined in section 3(37) of ERISA (“Multiemployer Plan”), and neither ARC, the Acquired Companies nor any of their respective ERISA Affiliates has in the past 6 years sponsored or contributed to, or had any liability or obligation in respect of, any Multiemployer Plan. No Seller Plan is a “multiple employer plan” described in section 4063(a) of ERISA. No Seller Plan provides medical, surgical, hospitalization, death or similar benefits (whether or not insured) for employees or former employees of any of the Acquired Companies for periods extending beyond their retirement or other termination of service, other than (i) coverage mandated by applicable Law, (ii) death benefits under any “pension plan,” or (iii) benefits the full cost of which is borne by the current or former employee (or his beneficiary).

(d)          Each Seller Plan has been operated and administered in all material respects in accordance with its terms and applicable Law, including but not limited to ERISA and the Code.

(e)          Each Seller Plan intended to be “qualified” within the meaning of Section 401(a) of the Code is so qualified and the trusts maintained thereunder are exempt from taxation under Section 501(a) of the Code, and no condition exists that would reasonably be expected to adversely affect such qualification.

(f)           No liability under Title IV or Section 302 of ERISA has been incurred by ARC, any of the Acquired Companies or any of their respective ERISA Affiliates that has not been satisfied in full, and no condition exists that presents a material risk to the Buyer of incurring any such Liability. There has been no material failure of a Seller Plan that is a group health plan (as defined in Section 5000(b)(1) of the Code) to meet the requirements of Section 4980B(f) of the Code with respect to a qualified beneficiary (as defined in Section 4980B(g) of the Code).

(g)          Except as set forth in Section 3.9(g) of the Sellers Disclosure Letter, the consummation of the transactions contemplated by this Agreement will not, either alone or in combination with another event, (i) entitle any current or former Company Employee to severance pay, unemployment compensation or any other payment, except as expressly provided in this Agreement, or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due any such Company Employee. No amounts payable to any Company Employee under the Seller Plans or otherwise will fail to be deductible for federal income tax purposes by virtue of Section 280G of the Code.

(h)          There are no pending, threatened or anticipated claims by or on behalf of any Seller Plan, by any employee or beneficiary covered under any such Seller Plan, or otherwise involving any such Seller Plan (other than routine claims for benefits).

(i)           Each Seller Plan that is a “non-qualified deferred compensation plan” within the meaning of Section 409A(d)(1) of the Code has been administered in all material respects with the requirements of Section 409A of the Code and the guidance promulgated thereunder.

3.10	Intangible Property.

(a)          The Sellers own, possess or have adequate rights to use all trademarks, trade names, patents, service marks, brand marks, brand names, computer programs, databases, industrial designs and copyrights necessary for the operation of the Acquired Business (collectively, the “Seller Intangible Property”), except where the failure to possess or have adequate rights to use such properties, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect. All of the Seller Intangible Property is owned or licensed by Sellers free and clear of any and all Liens, except those that, individually or in the aggregate, have not had and would not reasonably be expected to have a Company Material Adverse Effect.

(b)          The use of Seller Intangible Property in the Acquired Business does not conflict with, infringe upon, violate or interfere with or constitute an appropriation of any right, title, interest or goodwill, including any intellectual property right, trademark, trade name, patent, service mark, brand mark, brand name, computer program, database, industrial design, copyright or any pending application therefor, of any other Person, and there have been no claims made, and the Sellers have not received any notice of any claim or otherwise know that any of the Seller Intangible Property is invalid or conflicts with the asserted rights of any other Person or has not been used or enforced or has failed to have been used or enforced in a manner that would result in the abandonment, cancellation or unenforceability of any of the Seller Intangible Property, except for any such conflict, infringement, violation, interference, claim, invalidity, abandonment, cancellation or unenforceability that, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect.

3.11	Properties.

(a)          To the Knowledge of the Sellers, except as listed in Section 3.11(a)(i) of the Sellers Disclosure Letter, the Acquired Companies own good and marketable fee simple or leasehold title to each of the real properties (including any and all improvements located on such properties) as identified in Section 3.11(a)(ii) of the Sellers Disclosure Letter (each, an “Acquired Property” and collectively, the “Acquired Properties”), which constitute all of the real estate properties owned (the “Owned Acquired Property”) or leased (the “Leased Acquired Property” and, together with the Owned Acquired Property, the “Acquired Property”) by the Acquired Companies or their Affiliates in respect of the Acquired Business, free and clear of Liens, easements, rights of way, rights of first refusal, covenants, conditions, restrictions, title defects, material encroachments or other survey defects, written agreements, Laws, ordinances and regulations affecting building use or occupancy (including zoning regulations and building codes), or reservations of an interest in title (collectively, “Seller Property Restrictions”) except for Permitted Liens. Section 3.11(a)(iii) of the Sellers Disclosure Letter (i) contains a true, correct and complete schedule of all leases, subleases, licenses and other agreements under which any of the Acquired Companies is a lessee or sublessee (collectively, the “Seller Leases”) and (ii) sets forth the name and owner of each the Acquired Owned Properties.

(b)          To the Knowledge of the Sellers, except as listed in Section 3.11(b)(i) of the Sellers Disclosure Letter, neither the Sellers nor the Acquired Companies have received written notice to the effect that there are (1) any condemnation or rezoning or proceedings or any utility service moratoriums or other moratoriums that are pending or, to the Knowledge of the Sellers, threatened with respect to any portion of any of the Acquired Properties or (2) except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect, any zoning, subdivision building or similar Laws or orders that are presently being violated or will be violated by the continued maintenance, operation or use of any buildings or other improvements on any of the Acquired Properties or by the continued maintenance, operation or use of the parking areas. Except as listed in Section 3.11(b)(ii) of the Sellers Disclosure Letter and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect neither the Sellers nor the Acquired Companies have received written notice that it is currently in default or violation of any Seller Property Restrictions applicable to any of the Acquired Properties nor does any material default or violation of such nature exist. Except as set forth in Section 3.11(b)(iii) of the Sellers Disclosure Letter, no portion of the Acquired Property has suffered any material damage by fire or other casualty which has not heretofore been or is in the process of being repaired and restored to its original condition. To the Knowledge of the Sellers, there is no threatened or contemplated special assessment against any of the Acquired Property.

(c)          The Sellers have previously provided to the Buyer a rent roll for each of the Acquired Properties (the “Rent Roll”) as of a date no earlier than February 1, 2007. The information set forth in the Rent Roll is true, correct and complete in all material respects as of the date hereof. There are no brokerage agreements or other arrangements in effect pursuant to which any material commission or other compensation will be payable to any Person after Closing in respect of the entering into or renewal of the Leases. Prior to the date hereof, the Sellers have made available to or provided the Buyer with true and complete copies of all standard form leases used in the Acquired Business.

(d)          To the Knowledge of the Sellers, all water, gas, electrical, steam, compressed air, telecommunication, sanitary and storm sewage lines and systems and other similar systems serving any Acquired Property are installed and operating and are sufficient to enable each Acquired Property to continue to be used and operated in the manner currently being used and operated. To the Knowledge of the Sellers, and except as set forth in Section 3.11(d) of the Sellers Disclosure Letter, each such utility or other service is operated by the municipality in which such Acquired Property is located, and neither Sellers nor any of their respective Subsidiaries has received written notice that such utility or other service is not in compliance with applicable Laws; provided that if such utility or other service is privately owned or operated, neither the Sellers nor any of their respective Subsidiaries has received written notice that there is a requirement, or any proposed or pending requirement, that it be connected to the municipal, county or other public system servicing such Acquired Property.

(e)          The Transactions are not, to the Knowledge of the Sellers, subject to the offer of a right of first refusal to any homeowners association as provided in Florida Statute 723, or any substantially similar statutory requirement of any other State (each, a “Repurchase Right”), or to any purchase rights thereunder.

3.12       Compliance with Environmental Laws. Except as disclosed in Section 3.12 of the Sellers Disclosure Letter and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect:

(a)          (1) Except in compliance with applicable Environmental Laws, there are no exposed, friable asbestos-containing materials present on any Acquired Property, (2) there are no regulated levels of PCBs present on any Acquired Property owned or operated by the Acquired Company or its Subsidiaries, and (3) there are no underground storage tanks, active or abandoned, used for the storage of Hazardous Materials currently present on any Acquired Property.

(b)          Neither the Sellers nor the Acquired Companies have received written or, to the Knowledge of the Sellers, notice of a claim, that has not been resolved, (1) to the effect that it is liable to a third party, including a Governmental Entity, as a result of a Release of or exposure to a Hazardous Material, (2) asserting a violation of applicable Environmental Laws relating to any of the Acquired Properties, or (3) asserting that the Acquired Companies or the Acquired Properties is in violation of any applicable Environmental Law.

(c)          No Acquired Property is listed on the National Priorities List promulgated pursuant to CERCLA or on any similar state list of sites where such listing requires active investigation or clean-up.

(d)          The Sellers, the Acquired Companies and the Acquired Properties are in compliance with all applicable Environmental Laws and all Environmental Permits.

(e)          Neither the Sellers nor the Acquired Companies have Released Hazardous Materials on any of the Acquired Properties, except in compliance with applicable Environmental Laws; and there is no condition (x) at any Acquired Property or (y) to the Knowledge of the Sellers and its Subsidiaries, caused by the Sellers or the Acquired Companies, that in the case of either (x) or (y) is reasonably likely to result in liability pursuant to of Environmental Laws.

(f)           There are no Environmental Claims pending, or to the Knowledge of the Sellers, threatened, against the Sellers or the Acquired Companies or any of the Acquired Properties.

(g)          Neither the Sellers nor the Acquired Companies currently have a duty under any applicable Environmental Law to place any deed restrictions or environmental Liens relating to the presence of Hazardous Material at any Acquired Property.

3.13	Reports and Financial Statements.

(a)          ARC and its Subsidiaries have filed all forms, documents, statements and reports required to be filed prior to the date hereof by them with the SEC since February 18, 2004 (the forms, documents, statements and reports filed with the SEC since February 18, 2004 and those filed with the SEC subsequent to the date hereto, if any, including any amendments thereto, (the “ARC SEC Documents”). As of their respective dates, or, if amended, as of the date of the last such amendment prior to the date hereof, the ARC SEC Documents complied, and each of the ARC SEC Documents filed subsequent to the date hereto will comply, in all material respects with the requirements of the Securities Act of 1933, as amended, and the Exchange Act, as the case may be, and the applicable rules and regulations promulgated thereunder. None of the ARC SEC Documents so filed or that will be filed subsequent to the date hereto contained or will contain, as the case may be, any untrue statement of a material fact or omitted to state any material fact required to be stated therein or necessary to in order make the statements therein, in the light of the circumstances under which they were made, not misleading.

(b)          The financial statements (including all related notes and schedules) of ARC and its Subsidiaries (such financial statements being consolidated to the extent applicable) included in the ARC SEC Documents fairly present in all material respects the financial position of ARC and its Subsidiaries, as at the respective dates thereof (or, if amended, as of the date of the last such amendment prior to the date hereof), and the results of their operations and their cash flows for the respective periods then ended (subject, in the case of the unaudited statements, to normal year-end audit adjustments) in conformity with United States generally accepted accounting principles (except, in the case of the unaudited statements, as permitted by the SEC) applied on a consistent basis during the periods involved (except as may be indicated therein or in the notes thereto).

(c)          All information on which the Prorations are based shall be accurate and complete in all material respects to the Knowledge of the Sellers and shall include all current liabilities and items of prepaid income associated with the Business except for items excluded from the calculation of the Adjustment Amount pursuant to Annex A.

3.14	Labor and Employment Matters.

(a)          None of ARC, the Acquired Companies or any of their Affiliates (with respect to the Acquired Business) is or has been within the last six years a party to any collective bargaining agreement or other agreements or arrangements with any labor union or works council applicable to Company Employees or other Persons employed by the Acquired Companies, nor is any such agreement or arrangement currently being negotiated, nor, to the Knowledge of the Sellers, are there any such employees represented by a works council or a labor organization with respect to their employment or are there any unions organizing activities or proceedings of any labor union to organize any such employees.

(b)          Except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, no material work stoppage, slowdown or labor strike against the Acquired Companies is pending or, to the Knowledge of the Sellers, threatened.

(c)          Except as set forth in Section 3.14(c) of the Sellers Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, since January 1, 2004, neither the Acquired Companies nor any of their Affiliates (with respect to the Acquired Business) (i) have Liability with respect to any misclassification of any Persons as an independent contractor rather than as an employee, (ii) have not been in compliance with all applicable foreign, federal, state and local Laws, rules and regulations respecting employment, employment practices, labor relations, employment discrimination, health and safety, terms and conditions of employment and wages and hours, in each case, with respect to their employees, and (iii) have received any written remedial order or notice of offense under applicable occupational health and safety Laws.

(d)          Except as set forth in Section 3.14(d) of the Sellers Disclosure Letter and except as would not reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect, neither the Acquired Companies nor any of their Affiliates (with respect to the Acquired Business) have incurred in the last three years any Liability or obligation under the Worker Adjustment and Retraining Notification Act, and the regulations promulgated thereunder (the “WARN Act”), or any similar state or local Law which remains unsatisfied.

3.15       Brokers and Finders. Other than Sandler O’Neill & Partners, L.P., the fees and expenses of which will be paid by the Sellers, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission in connection with this Agreement or transactions contemplated hereby based on arrangements made by ARC or any of its Affiliates.

3.16	Acquired Assets.

(a)          Except as set forth on Section 3.16 of the Sellers Disclosure Letter, the Sellers and the Acquired Companies have, and at the Closing will have and will transfer to Buyer (directly or through the acquisition of an Acquired Company) good and valid title to, or, as applicable, a valid and binding leasehold interest or license in, all real and personal tangible Acquired Assets free and clear of any Liens except for Permitted Liens.

(b)          Each material item of the Acquired Assets is in good operating condition, in light of its respective age, for the purposes for which it is currently being used.

(c)          The Acquired Assets and the Acquired Companies include all Assets, personnel and rights that are used, held of use or held for sale in connection with the Acquired Business. The right, title and interest acquired by Buyer at Closing (directly or through the acquisition of an Acquired Company) shall be sufficient to conduct the Acquired Business as currently conducted and in accordance with applicable Law.

3.17       Opinion of Financial Advisor. The Board of Directors of ARC has received the opinion of Sandler O’Neill & Partners, L.P., dated as of April 17, 2007, to the effect that, as of the date thereof, the Initial Purchase Price was fair to ARC.

3.18       Absence of Certain Changes or Events. Since December 31, 2006 (i) there has not been any event, occurrence, development or state of circumstances or facts that, individually or in the aggregate, has had or would reasonably be expected to have, individually or in the aggregate, a Company Material Adverse Effect and (ii) ARC and its Subsidiaries have conducted the Acquired Business only in the ordinary course.

3.19       Transactions with Affiliates. Except for this Agreement, its other Transaction Documents and any Liability arising under this Agreement or any such Transaction Document, from and after the Closing, none of Buyer or its Subsidiaries shall, as a result of the transactions contemplated by this Agreement, be bound by any Contract or any other arrangement of any kind whatsoever with, or have any Liability to, ARC or any of its Affiliates (excluding any Acquired Company).

3.20       Anti-takeover Laws; Organizational Document Restrictions. No state anti-takeover statute or regulation, or any takeover-related provision in any Organizational Document of ARC or any of its Subsidiaries would (i) prohibit or restrict the ability of ARC or any of its Subsidiaries to perform its obligations under this Agreement or to consummate the Transactions, or (ii) have the effect of invalidating or voiding this Agreement, the Support Agreement or any provision hereof or thereof.

3.21       Consumer Finance. Except as set forth in Section 3.21 of the Sellers Disclosure Letter, and except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Company Material Adverse Effect: (a) the books and records maintained by the Sellers and the Acquired Companies completely and accurately, in all material respects, describe: (i) the Consumer Credit Contracts; (ii) the balances outstanding on each Consumer Credit Contract; (iii) the status of the repayment of each Consumer Credit Contract; (b) the holder of each Consumer Credit Contract has fulfilled any conditions to enforcement set forth in the contractual documents for each Consumer Credit Contract or at the time the holder acquired the Consumer Credit Contract all such conditions were fulfilled; and (c) each Consumer Credit Contract is legal, valid, binding and enforceable against the parties thereto in accordance with its respective terms, except as may be limited by bankruptcy, insolvency, moratorium or other similar laws that affect the enforcement of creditors’ rights generally.

3.22       No Other Representations and Warranties. EXCEPT FOR THE REPRESENTATIONS AND WARRANTIES CONTAINED IN ARTICLE II AND THIS ARTICLE III, NEITHER THE SELLERS NOR ANY OF THEIR AGENTS, AFFILIATES OR REPRESENTATIVES, NOR ANY OTHER PERSON, MAKES OR SHALL BE DEEMED TO MAKE ANY REPRESENTATION OR WARRANTY TO THE BUYER, EXPRESS OR IMPLIED, AT LAW OR IN EQUITY, ON BEHALF OF THE SELLERS, AND THE SELLERS HEREBY DISCLAIM ANY SUCH REPRESENTATION OR WARRANTY WHETHER BY THE SELLERS OR ANY OF THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON, WITH RESPECT TO THE ACQUIRED BUSINESS AND ACQUIRED ASSETS OR THE EXECUTION AND DELIVERY OF THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY, EACH NOTWITHSTANDING THE DELIVERY OR DISCLOSURE TO THE BUYER OR ANY OF ITS OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON OF ANY DOCUMENTATION OR OTHER INFORMATION BY THE SELLERS OR ANY OF THEIR OFFICERS, DIRECTORS, EMPLOYEES, AGENTS OR REPRESENTATIVES OR ANY OTHER PERSON WITH RESPECT TO ANY ONE OR MORE OF THE FOREGOING. WITHOUT LIMITING THE GENERALITY, OF THE FOREGOING, THE SELLERS MAKE NO REPRESENTATION OR WARRANTY REGARDING ANY ASSETS OTHER THAN THE ACQUIRED BUSINESS AND THE ACQUIRED ASSETS AND ANY LIABILITIES OTHER THAN THE ASSUMED LIABILITIES, AND NONE SHALL BE IMPLIED AT LAW OR IN EQUITY.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE BUYER

Except as set forth in the Buyer Disclosure Letter (subject to Section 11.7), the Buyer represents and warrants to the Sellers as follows:

4.1          Organization and Qualification. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware, has all requisite power and authority to carry on its business as it is now being conducted and is duly qualified or licensed to do business and in good standing in each of the jurisdictions in which the conduct of its business or the ownership, operation or leasing of its assets and properties requires it to be so qualified, licensed or in good standing, except for jurisdictions where the failure to be so qualified, licensed and in good standing, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

4.2          Authority. The Buyer has all necessary limited liability company power and authority to execute and deliver this Agreement and its other Transaction Documents and to consummate the Transactions. The execution and delivery of this Agreement and the Buyer’s other Transaction

Documents and the consummation of the Transactions have been duly and validly authorized by all requisite limited liability company action on the part of the Buyer and, no other proceedings on the part of the Buyer are necessary to authorize this Agreement or the Buyer’s other Transaction Documents or to consummate the Transactions. This Agreement and each of the Buyer’s other Transaction Documents have been (or, in the case of Transaction Documents to be executed after the date hereof, prior to Closing will have been) duly and validly executed and delivered by the Buyer and, assuming the due authorization, execution and delivery thereof by each of the Sellers, this Agreement constitutes (or, when executed and delivered, will constitute) legally valid and binding obligations of the Buyer, enforceable against the Buyer in accordance with their terms, except as enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium and other similar laws relating to or affecting creditors’ rights generally or by general equitable principles.

4.3          Non-Contravention. The execution and delivery of this Agreement and the Buyer’s other Transaction Documents by the Buyer does not and will not, and the consummation of the Transactions will not: (i) conflict with or result in any breach of any provision of the Organizational Documents of the Buyer, (ii) result in a violation or breach of any provision of, constitute (with or without due notice or lapse of time or both) a default under, give rise to a right of termination, cancellation or acceleration of any obligation or the loss of any benefit under, or require any consent under, any Contract of any kind to which the Buyer is a party or by which the Buyer or any of its properties or assets may be bound or affected, (iii) result in the creation or imposition of any Lien upon any of the properties or assets of the Buyer, or (iv) subject to the matters addressed in Section 4.4, violate in any respect any Law applicable to the Buyer, in each case, excluding clause (i) of this Section 4.3, as, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

4.4          Consents and Approvals. Except for compliance with applicable securities Laws, the HSR Act, and the rules of the New York Stock Exchange, no consent, approval, order or authorization of, or registration, declaration or filing with, or Permit from any Governmental Entity is required by or with respect to the Buyer in connection with the execution and delivery by the Buyer of this Agreement or any of the Buyer’s other Transaction Documents or the consummation by the Buyer of the Transactions, except for any such consent, approval, order, authorization, registration, declaration, filing or Permit that the failure to obtain or make, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect.

4.5          Litigation. In each case except as, individually or in the aggregate, has not had and would not reasonably be expected to have a Buyer Material Adverse Effect, (a) there are no Actions pending or, to the Buyer’s Knowledge, threatened against the Buyer or any of its Subsidiaries, (b) to the Buyer’s Knowledge, there are no investigations or formal or informal inquiries by any Governmental Entity against or relating to the Buyer or any of its Subsidiaries, (c) there are no material internal investigations or material and reasonably credible written whistle-blower complaints pending or, to the Buyer’s Knowledge, threatened against or relating to the Buyer or any of its Subsidiaries and (d) there are no judgments, decrees, injunctions, rules or orders of any Governmental Entity relating to the Buyer or any of its Subsidiaries.

4.6          Buyer Financing. The Buyer has delivered to ARC true and complete copies of (a) executed commitment letters (the “Debt Financing Commitments”), pursuant to which the lender party thereto has agreed, subject to the terms and conditions set forth therein, to provide the debt financing contemplated thereby (the “Debt Financing”) and (b) executed equity commitment letters (the “Equity Financing Commitments” and, together with the Debt Financing Commitments, the “Financing

Commitments”), including an Equity Financing Commitment with a party not affiliated with the Farallon Guarantor (the “Third Party Equity Commitment”), in each case pursuant to which each committing party has agreed, subject to the terms and conditions set forth therein, to provide the equity financing contemplated thereby (the “Equity Financing” and, together with the Debt Financing, the “Financing”). The Financing Commitments have not been amended or modified prior to the date hereof, and the commitments contained in the Financing Commitments have not been withdrawn or rescinded in any respect as of the date hereof. As of the date hereof, the Financing Commitments are in full force and effect. As of the date hereof, there are no conditions precedent or other contingencies related to the funding of the full amount of the Financing, other than as set forth in or contemplated by the Financing Commitments. Subject to the terms and conditions set forth in the Financing Commitments, the aggregate proceeds to be disbursed pursuant to the agreements contemplated by the Financing Commitment, together with the Buyer’s cash and cash equivalents on hand at the time of the Closing, will be sufficient for the Buyer to pay the Final Purchase Price and to pay all related fees and expenses payable by the Buyer. The Buyer has no reason as of the date hereof to believe that any of the conditions to the Financing contemplated by the Financing Commitments within its control will not be satisfied or and has no expectation as of the date hereof that the Financing will not be made available to the Buyer on the Closing Date.

4.7          Brokers and Finders. Other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by the Buyer, no broker, finder or similar intermediary has acted for or on behalf of, or is entitled to any broker’s, finder’s or similar fee or other commission in connection with this Agreement or the transactions contemplated hereby based on arrangements made by the Buyer or any of its Affiliates.

4.8          No Other Representations and Warranties. THE BUYER AND ITS REPRESENTATIVES HAVE BEEN PERMITTED FULL AND COMPLETE ACCESS TO THE NONPRIVILEGED BOOKS AND RECORDS, FACILITIES, EQUIPMENT, CONTRACTS, AND OTHER PROPERTIES, ASSETS AND DOCUMENTS OF THE SELLERS AND THE ACQUIRED COMPANIES THAT IT AND ITS REPRESENTATIVES HAVE DESIRED OR REQUESTED TO SEE OR REVIEW. THE BUYER AND ITS REPRESENTATIVES HAVE HAD A FULL OPPORTUNITY TO MEET WITH THE EMPLOYEES OF THE SELLERS AND THE ACQUIRED COMPANIES TO DISCUSS THE BUSINESS. NONE OF THE SELLERS OR THE ACQUIRED COMPANIES OR ANY OTHER PERSON HAS MADE ANY REPRESENTATION OR WARRANTY, EXPRESSED OR IMPLIED, AS TO THE COMPANY, ANY COMPANY SUBSIDIARY OR THE ACQUIRED ASSETS OR ACQUIRED BUSINESS, OR THE ACCURACY OR COMPLETENESS OF ANY INFORMATION REGARDING THE ACQUIRED COMPANIES, THE ACQUIRED ASSETS OR THE ACQUIRED BUSINESS FURNISHED OR MADE AVAILABLE TO THE BUYER AND ITS REPRESENTATIVES, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SELLERS DISCLOSURE SCHEDULE OR THE EXHIBITS HERETO. THE BUYER HAS NOT RELIED ON ANY REPRESENTATION OR WARRANTY FROM THE SELLERS OR ANY OTHER PERSON IN DETERMINING TO ENTER INTO THIS AGREEMENT, EXCEPT AS EXPRESSLY SET FORTH IN THIS AGREEMENT, THE SELLERS DISCLOSURE SCHEDULE OR THE EXHIBITS HERETO.

ARTICLE V

COVENANTS

5.1          Conduct of Business. After the date hereof and prior to the Closing or earlier termination of this Agreement, except as set forth in Section 5.1 of the Sellers Disclosure Letter and except (i) as expressly contemplated in or expressly permitted by this Agreement, (ii) as may be required to comply with any Material Contract listed in Section 3.7 of the Sellers Disclosure Letter, (iii) as required by applicable Law, (iv) to the extent the Buyer shall otherwise consent, which decision regarding consent shall be made reasonably promptly and which consent shall not be unreasonably withheld, conditioned or delayed (except with respect to Sections 5.1(f), (g), (i) and (u), with respect to which the Buyer may withhold such consent at its sole discretion), each Seller and each Subsidiary of a Seller shall, to the extent relating to the Acquired Business, the Acquired Companies, the Acquired Assets and the Assumed Liabilities:

(a)          carry on its businesses in the usual, regular and ordinary course in substantially the same manner as heretofore conducted and consistent with past practices;

(b)          use commercially reasonable efforts consistent with past practices to maintain the Acquired Assets, ordinary wear and tear excepted;

(c)          other than the dissolution of the entities listed in Section 5.1(c) of the Sellers Disclosure Letter, use commercially reasonable efforts to preserve intact its current business organization, goodwill and assets, keep available the services of its officers, employees and consultants, maintain all Permits required for the operation of the Acquired Business and preserve its relationships with customers, suppliers, creditors, agents, Governmental Entities and others having dealings with it, in each case to the extent relating to the Acquired Business;

(d)          (i) promptly notify the Buyer of any litigation pending or threatened having, to the knowledge of the Sellers, potential liability to the Acquired Companies or the Acquired Business in excess of $100,000 or any complaint, investigation or hearing, of which Seller has Knowledge, by a Governmental Entity involving the Acquired Companies, the Acquired Business, the Acquired Assets or the Assumed Liabilities and (ii) not settle or compromise any pending or threatened claim or Action if such settlement would subject any Acquired Company or any portion of the Acquired Business to injunctive or other equitable remedies or would result in payment of monetary damages following the Closing;

(e)          not (i) amend the Organizational Documents of any Acquired Company (or of any Seller in a manner that would reasonably be expected to interfere with any transaction contemplated by the Agreement), (ii) fail to materially comply with any “special purpose entity” provisions contained in the Organizational Documents of the Acquired Companies, (iii) split, combine or reclassify its outstanding Equity Interests in the Acquired Companies (or of any Seller in a manner that would reasonably be expected to interfere with any transaction contemplated by the Agreement) or (iv) repurchase, redeem or otherwise acquire Acquired Company Interests or other securities of any Acquired Company or any securities convertible into or exchangeable or exercisable for any Acquired Company Interests or other securities of any Acquired Company;

(f)           not issue, sell, pledge or otherwise encumber or dispose of any shares of, or securities convertible into or exchangeable or exercisable for, or options, warrants, calls, commitments or rights of any kind to acquire, any Acquired Company Interests or other securities of any Acquired Company;

(g)          not make, declare or pay any dividend, or make any other distribution on, or directly or indirectly redeem, purchase or otherwise acquire or encumber, any Equity Interests in any of the Acquired Companies; provided that, notwithstanding anything else set forth in this Agreement, the Sellers or their Affiliates shall have the ability to sweep, or cause to be swept, cash, with the exception of Restricted Cash, from the accounts of the Acquired Companies on or prior to the Effective Time, without limitation and without any adjustment to the Final Purchase Price and at the Sellers’ sole discretion;

(h)          not take any action that would prevent or delay the consummation of the transactions contemplated by this Agreement;

(i)           not sell, transfer, assign, mortgage, lease, subject to Lien (other than Permitted Liens) or otherwise encumber or dispose of any of (other than pursuant to Leases in the ordinary course of business consistent with past practice) the properties comprising the Acquired Business or the Acquired Assets, or assign or encumber the right to receive income, dividends, distributions and the like to the extent relating to the Acquired Business or the Acquired Assets or pledge or grant a security interest in any of the properties comprising the Acquired Business or the Acquired Assets;

(j)           not take any actions with respect to the development of the properties comprising the Acquired Business or the Acquired Assets, including applying for, pursuing, accepting or obtaining any Permits, approvals or other development entitlements from any Governmental Entity or finalizing or entering into any agreements relating thereto without the prior written consent of the Buyer (which consent shall not be unreasonably withheld) except as is consistent in amounts and timing with the operating and capital budget set forth in Section 5.1(j) of the Sellers Disclosure Letter (the “Budget”);

(k)          not enter into any new service, property management or employment contract or amend, extend, renew or replace any existing service, property management or employment contract, in each case in respect of any of the properties comprising the Acquired Business or the Acquired Assets without the Buyer’s prior written consent (which consent shall not be unreasonably withheld), unless the same shall be cancelable without penalty or premium, upon not more than thirty (30) days’ notice from the owner of such property;

(l)           not originate or make any loans, or amend or modify the terms of or extend or renew any existing Consumer Credit Contracts, dispose of or monetize any Consumer Credit Contract, or purchase or otherwise acquire any manufactured homes (“Homes”), in each case without the Buyer’s prior written consent (which consent shall not be unreasonably withheld) except in the ordinary course consistent with past practices and on current market terms or fail to purchase Homes in the ordinary course of business consistent in amounts and timing with the Budget or past practices;

(m)         make or agree to make any new capital expenditure or capital expenditures except in the ordinary course of business consistent in amounts and timing with the Budget, (and, in any event, not in excess of $100,000 per expenditure or series of related expenditures) or as may be required, in the sole discretion of the Sellers, to protect the health, safety or welfare of any resident in any of the Sellers’ communities;

(n)          not make any significant change in any Tax or accounting methods or systems of internal accounting controls (including procedures with respect to the payment of accounts payable and collection of accounts receivable), except as may be appropriate to conform to changes in Tax Laws or regulatory accounting requirements or GAAP;

(o)          not (i) make or revoke any material election with regard to Taxes, file any material amended Tax Returns or settle or compromise any material federal, state, local or foreign income Tax liability, (ii) fail to prepare and timely file all Tax Returns required to be filed by or with respect to the Seller or any Subsidiary after the date hereof and on or before the Effective Time in a manner consistent with prior years or (iii) fail to shall pay in a manner consistent with prior years all Taxes shown as being required to be paid on such Tax Returns;

(p)          without limiting Section 5.1(i), not transfer any Acquired Asset to any Subsidiary of ARC that is not a Pass-Through Entity or to any Subsidiary of ARC that is a Pass-Through Entity and that is owned in part by Subsidiary of ARC that is not a Pass-Through Entity; provided, that the foregoing shall not apply to transfers to a Seller;

(q)          not modify, amend, terminate or fail to renew in the ordinary course any Material Contract, or modify any “lease to purchase” contract, or enter into any Contract that, if entered into prior to the date hereof, would constitute a Material Contract, or waive, release or assign any material rights or claims under any of the foregoing;

(r)           not make any material change to its accounting methods, principles or practices, except as may be required by GAAP or except with respect to the Retained Business;

(s)          not, except with respect to the Retained Business and except as required to comply with applicable Law, (w) adopt, enter into, terminate or amend any Seller Plans or other arrangement for the benefit or welfare of any current or former director, officer or employee, (x) increase in any manner the compensation or fringe benefits of, or pay any bonus to, any director, officer or employee (except for normal increases in connection with internal promotions in the ordinary course of business consistent with past practice), (y) pay any benefit not provided for under any of the Seller Plans, or (z) grant any awards under any bonus, incentive, performance or other compensation plan, other than, in the case of this clause (z), cash bonuses in the ordinary course of business paid in full prior to the Closing to non-executive officers;

(t)           not accelerate the collection of accounts receivable, fail to timely pay any account payable;

(u)          not incur, create, assume or guarantee any Indebtedness, other than Indebtedness incurred in the ordinary course of business that can be assigned to or assumed by the Buyer or its designee in connection with the Transactions, and prepaid or defeased in connection with the Closing, in each case without payment of any termination fee, prepayment penalties, “breakage” costs or similar payments;

(v)	not cancel any material debts or waive any material claims or rights;

(w)	not cancel, terminate or fail to renew any material insurance policy; or

(x)	not take, commit to take, authorize permit or cause any action or omission inconsistent with any of the foregoing.

5.2	Regulatory Approvals.

(a)          Regulatory Approvals. Each Party shall cooperate and use commercially reasonable efforts to prepare and file as soon as practicable all applications, notices, petitions, filings and other documents necessary to obtain, and shall use commercially reasonable efforts to obtain, the Sellers Required Statutory Approvals, the Acquired Companies Required Statutory Approvals and the Buyer Required Statutory Approvals. The Parties further agree to use commercially reasonable efforts (i) to take any act, make any undertaking or receive any clearance or approval required by any Governmental Entity or applicable Law and (ii) to satisfy any conditions imposed by any Governmental Entity in all Final Orders, in each case in order to consummate the transaction contemplated hereby as soon as reasonably possible. Each of the Parties shall (i) respond as promptly as practicable to any inquiries or requests received from any Governmental Entity for additional information or documentation and (ii) not enter into any agreement with any Governmental Entity that would reasonably be expected to adversely affect the Parties’ ability to consummate the transactions contemplated by this Agreement, except with the prior consent of the other Parties (which shall not be unreasonably withheld or delayed). Each Party shall use commercially reasonable efforts to prepare and make all necessary filings as expeditiously as reasonably practicable and thereafter to make promptly any other required submissions, if any, with respect to this Agreement and the transactions contemplated hereby required under the HSR Act.

(b)          Communications. The Parties shall promptly provide the other Parties with copies of all filings made with, and inform one another of any communications received from, any Governmental Entity in connection with this Agreement and the transactions contemplated hereby, except as prohibited by applicable Law.

5.3          Commercially Reasonable Efforts. Subject to the terms and conditions of this Agreement, each Buyer and each Seller shall, and the Sellers shall (prior to the Closing) cause the Acquired Companies to, use their respective commercially reasonably efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable under applicable Law to consummate the transactions contemplated by this Agreement, including preparing and filing as promptly as practicable all documentation to effect all necessary filings, notices, petitions, statements, registrations, submissions of information, applications and other documents, and to obtain all consents and authorizations, necessary to consummate the transactions contemplated by this Agreement. The Sellers and the Acquired Companies shall use commercially reasonable efforts to obtain the Company Required Consents and the Seller Required Consents. The Buyer shall use commercially reasonable efforts to obtain the Buyer Required Consents. The Parties shall cooperate with each other in connection with the foregoing. From the date hereof until the receipt of the ARC Stockholder Approval, ARC shall not issue Equity Securities of any class in an amount equal to or more than five percent (5%) of the number of outstanding Equity Securities of such class to any Person or to any group (as defined in Rule 13d-5 under the Exchange Act) unless such Person or group concurrently therewith executes an agreement in favor of the Buyer that is substantially identical to the Support Agreement.

5.4	Access.

(a)          From the date hereof until the Closing Date, upon reasonable notice, the Sellers shall afford the Buyer and its Representatives reasonable access to each Acquired Companies’ (and

Sellers’ in respect of the Acquired Business) properties, offices, plants and other facilities, books and records, and shall furnish the Buyer with such financial, operating and other data and information as the Buyer may reasonably request; provided, however, that any such access or furnishing of information shall be conducted, during normal business hours, under the supervision of such Acquired Companies’ or Sellers’ personnel, in such a manner as not unreasonably to interfere with the normal operations of such Acquired Company or the Seller and the Buyer shall reimburse the Sellers for reasonable out-of-pocket expenses incurred by the Sellers in providing such information. In furtherance of the foregoing, to the fullest extent permitted under applicable Law, not later than five (5) Business Days from the date hereof, ARC shall appoint four (4) individuals with knowledge of, and experience in, the operations and affairs of the Acquired Business and the Buyer shall appoint three (3) employees with responsibility for overseeing the operational integration of the Acquired Business with the Buyer’s business, to comprise a transition team that shall meet on a regular basis to discuss and implement reasonable steps necessary to achieve an orderly integration of the Acquired Business with the Buyer as of the Closing. Notwithstanding anything to the contrary in this Agreement, no Seller shall be required to disclose any information to the Buyer or its Representatives if such disclosure would, in such Seller’s good faith determination, reasonably be expected to, (1) waive any attorney-client or other legal privilege or (2) contravene any applicable Laws, fiduciary duty or binding agreement entered into prior to the date hereof; provided, that the Sellers shall inform the Buyer when information is withheld pursuant to this sentence and the Parties shall use commercially reasonable efforts to permit such disclosure in a manner consistent with the preservation of any such privilege or in compliance with any such applicable Law, duty or agreement. No investigation or information provided or received by the Buyer or its Representatives pursuant to this Section 5.4 or otherwise will affect any of the representations or warranties of the Sellers contained in this Agreement. Notwithstanding anything else in this agreement, including in this Section 5.4, prior to the Closing the Buyer shall not be permitted to market, hold open for sale or otherwise discuss with any other parties the sale or other disposition of any of the Acquired Properties or the Acquired Assets; provided that, prior to the Closing, the Buyer shall be permitted to market, hold open for sale or otherwise discuss with other parties the sale or other disposition of (i) the properties listed in Section 5.4(a)(i) of the Buyer Disclosure Letter and (ii) with the consent of ARC (such consent not to be unreasonably withheld or delayed), any 20 of the properties listed in Section 5.4(a)(ii) of the Buyer Disclosure Letter.

(b)          In order to facilitate the resolution of any claims made against or incurred by the Sellers (as it relates to the Acquired Business), for a period of seven (7) years after the Closing, the Buyer shall (i) retain the books and records relating to the Acquired Business relating to periods prior to the Closing and (ii) afford the Representatives of the Sellers reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records; provided, however, that the Buyer shall notify the Sellers in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh (7th) anniversary of the Closing Date in order to provide the Sellers the opportunity to copy (at the Sellers’ expense) such books and records in accordance with this Section 5.4.

(c)          In order to facilitate the resolution of any claims made against or incurred by the Buyer, for a period of seven (7) years after the Closing, the Sellers shall (i) retain the books and records relating to the Acquired Business relating to periods prior to the Closing and (ii) afford the Representatives of the Buyer reasonable access (including the right to make, at the Sellers’ expense, photocopies), during normal business hours, to such books and records; provided, however, that the Sellers shall notify the Buyer in writing at least thirty (30) days in advance of destroying any such books and records prior to the seventh (7th) anniversary of the Closing Date in order to provide the

Buyer the opportunity to copy (at the Buyer’s expense) such books and records in accordance with this Section 5.4.

5.5	No Solicitation.

(a)          Except as otherwise provided in this Section 5.5, ARC agrees that it shall not, and that it shall not permit its Affiliates or its or its Affiliates’ officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by them (“Representatives”), to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to ARC, the Acquired Companies or the Acquired Business in connection with, or have any discussions with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, (v) amend, terminate, waive or fail to enforce, or grant any consent under, any confidentiality, standstill or similar agreement or (vi) resolve to propose or agree to do any of the foregoing; provided, however, it is understood and agreed that any determination or action by the Board of Directors of ARC permitted under Section 5.5(c) or (d) shall not be deemed to be a breach or violation of this Section 5.5(a). Without limiting the foregoing, it is understood that any violation of the foregoing restrictions by any Subsidiary of ARC or Representatives of ARC or any of its Subsidiaries shall be deemed to be a breach of this Section 5.5 by ARC.

(b)          ARC shall, shall cause each of its Subsidiaries to, and shall direct each of its Representatives to, immediately cease any existing solicitations, discussions or negotiations with any Person (other than the Parties hereto) that has made or indicated an intention to make an Alternative Proposal.

(c)          Notwithstanding anything to the contrary in Section 5.5(a) or (b), ARC may, at any time prior to obtaining the ARC Stockholder Approval, in response to a bona fide unsolicited, written Alternative Proposal made after the date hereof and which did not result from or arise in connection with a breach of this Section 5.5 and which the Board of Directors of ARC determines, in good faith, after consultation with its outside counsel and financial advisors, may reasonably be expected to lead to a Superior Proposal, (i) furnish non-public information with respect to ARC and its Subsidiaries to the person making such Alternative Proposal and its Representatives pursuant to a customary confidentiality agreement no less restrictive of the other party than the Confidentiality Agreements and (ii) participate in discussions or negotiations with such person and its Representatives regarding such Alternative Proposal; provided, however, (i) that the Buyer shall be entitled to receive an executed copy of such confidentiality agreement prior to or substantially simultaneously with ARC furnishing information to the person making such Alternative Proposal or its Representatives and (ii) that ARC shall simultaneously provide or make available to the Buyer any non-public information concerning ARC that is provided to the person making such Alternative Proposal or its Representatives which was not previously provided or made available to the Buyer.

(d)	Neither the Board of Directors of ARC nor any committee thereof shall (i)

withdraw or modify in a manner adverse to the Buyer or publicly propose to withdraw or modify in a manner adverse to the Buyer, the Recommendation, (ii) approve any letter of intent, agreement in principle, acquisition agreement or similar agreement relating to any Alternative Proposal, (iii) approve or recommend, or publicly propose to approve, endorse or recommend, any Alternative Proposal (clause (i) or (iii), a “Change in Recommendation”). Notwithstanding the foregoing, the Board of Directors of ARC may, at any time prior to obtaining the ARC Stockholder Approval, in response to a bona fide, unsolicited, written Alternative Proposal made after the date hereof and which did not result from or arise in connection with a breach of this Section 5.5 and which the Board of Directors of ARC determines, in good faith, after consultation with its outside counsel and financial advisors, constitutes a Superior Proposal, make a Change in Recommendation or terminate this Agreement pursuant to Section 8.1(c)(iii) (and subject to the terms thereof); provided, that the Board of Directors of ARC shall not be entitled to exercise its right to make a Change in Recommendation or terminate this Agreement pursuant to Section 8.1(c)(iii) unless ARC has: (A) complied in all respects with this Section 5.5, (B) provided to the Buyer four Business Days’ prior written notice (such notice, a “Notice of Superior Proposal”) advising the Buyer that the Board of Directors of ARC intends to take such action and specifying the reasons therefor, including the material terms and conditions of any Superior Proposal that is the basis of the proposed action by the Board of Directors (it being understood and agreed that any material amendment to the financial terms or any other material term of any such Superior Proposal shall require a new Notice of Superior Proposal and an additional three Business Day period), (C) provided to the Buyer all materials and information delivered or made available to the Person or group of Persons making any Superior Proposal in connection with such Superior Proposal, (D) during such four Business Day period (or three Business Day period in the case of an amendment), if requested by the Buyer, engaged in good faith negotiations with the Buyer to propose amendments to this Agreement such that any Alternative Proposal which was determined to constitute a Superior Proposal no longer is a Superior Proposal, and (E) at the end of such four Business Day period (or three Business Day period in the case of an amendment), such Alternative Proposal has not been withdrawn and continues to constitute a Superior Proposal (after giving effect to any amendments to this Agreement that may be proposed by the Buyer following a Notice of Superior Proposal, as a result of the negotiations required by clause (D) or otherwise).

(e)          ARC promptly (and in any event within 24 hours) shall advise the Buyer orally and in writing of (i) any Alternative Proposal or indication or inquiry with respect to or that would reasonably be expected to lead to any Alternative Proposal, (ii) any request for non-public information relating to ARC or its Subsidiaries that is reasonably expected to be related to an Alternative Proposal, and (iii) any inquiry or request for discussion or negotiation regarding an Alternative Proposal, including, in each case, the identity of the person making any such Alternative Proposal or indication or inquiry and the material terms of any such Alternative Proposal or indication or inquiry (including copies of any document or correspondence evidencing such Alternative Proposal or inquiry). ARC shall keep the Buyer reasonably informed on a reasonably current basis of the status (including any material change to the terms thereof) of any such Alternative Proposal or indication or inquiry.

(f)           Nothing contained in this Agreement shall prohibit ARC or its Board of Directors from disclosing to its stockholders a position contemplated by Rules 14d-9 and 14e-2(a) promulgated under the Exchange Act; provided, however, that (i) compliance with such rules shall in no way limit or modify the effect that any such action pursuant to such rules has under this Agreement and (ii) in no event shall ARC or its Board of Directors take, or agree or resolve to take, any action that would constitute a Change in Recommendation other than in compliance with this Section 5.5.

(g)	As used in this Agreement, “Alternative Proposal” shall mean any inquiry,

proposal or offer from any Person or group of Persons other than the Buyer or one of its Affiliates for (i) a merger, reorganization, consolidation, share exchange, business combination, recapitalization, liquidation, asset sale or purchase, dissolution or similar transaction involving ARC (or any Subsidiary or Subsidiaries of ARC whose businesses or assets account for 20% or more of the net revenues, net income or assets of ARC and its Subsidiaries, taken as a whole), (iii) any proposal for the issuance by ARC of 20% or more of any class of its Equity Interests or (iv) any proposal or offer to acquire in any manner, directly or indirectly, 20% or more of any class of Equity Interests of ARC or of the consolidated total assets of ARC and its Subsidiaries, in each case other than the transactions contemplated by this Agreement.

(h)          As used in this Agreement, “Superior Proposal” shall mean any bona fide offer made by a third party that if consummated would result in such person (or its stockholders) owning, directly or indirectly, more than 50% of the common stock of ARC then outstanding (or of the Equity Interests of the surviving entity in a merger or the ultimate parent of the surviving entity in a merger), or all or substantially all of the Acquired Assets, which the Board of Directors of ARC reasonably determines (after consultation with its legal advisors and its financial advisors), taking into account all financial, legal, regulatory and other aspects of such proposal and the Person making the proposal, (i) to be (A) more favorable to the stockholders of ARC than the transactions contemplated by this Agreement after taking into account the then outstanding proposal of the Buyer (including any amendments to this Agreement proposed by the Buyer pursuant to Section 5.5(d) or otherwise) and (B) reasonably capable of being completed on the terms set forth in the proposal and (ii) for which financing, to the extent required, is then committed or reasonably likely to be obtained.

5.6	Filings; Other Actions.

(a)          As promptly as reasonably practicable following the date hereto, ARC shall prepare and file with the SEC the Proxy Statement. ARC and the Buyer shall cooperate with each other in connection with the preparation of the Proxy Statement. ARC will use its reasonable best efforts to have the Proxy Statement cleared by the SEC as promptly as practicable after such filing. ARC will use its reasonable best efforts to cause the Proxy Statement to be mailed to ARC’s stockholders as promptly as practicable after the Proxy Statement is cleared by the SEC. ARC shall as promptly as practicable notify the Buyer of the receipt of any oral or written comments from the SEC relating to the Proxy Statement. If at any time prior to the Effective Time, any information should be discovered by any Party hereto which should be set forth in an amendment or supplement to the Proxy Statement so that the Proxy Statement would not include any misstatement of a material fact or omit to state any material fact required to be stated therein or necessary to make the statements therein, in the light of the circumstances under which they were made, not misleading, the Party which discovers such information shall promptly notify the other Parties hereto and, to the extent required by applicable Law, an appropriate amendment or supplement describing such information shall be promptly filed by ARC with the SEC and disseminated by ARC to the stockholders of ARC. No filing of, or amendment or supplement to, the Proxy Statement will be made by ARC (including documents incorporated by reference therein) without providing the Buyer a reasonable opportunity to review and comment thereon; provided that with respect to documents that are incorporated by reference in the Proxy Statement, this right to review and comment shall apply only with respect to information relating to this Agreement or the transactions contemplated hereby or to Buyer or its Affiliates.

(b)          Subject to the other provisions of this Agreement, ARC shall (i) take all action necessary in accordance with the Maryland General Corporation Law, its charter and bylaws and the rules of the New York Stock Exchange to duly call, give notice of, convene and hold a meeting of its stockholders as promptly as reasonably practicable following the mailing of the Proxy Statement for the purpose of obtaining the ARC Stockholder Approval (such meeting or any adjournment or postponement thereof, the “ARC Stockholder Meeting”), and (ii) subject to Section 5.5(d), recommend to its stockholders approval of the transactions contemplated by this Agreement (the “Recommendation”) and include such Recommendation in the Proxy Statement and use reasonable best efforts to solicit from its stockholders proxies in favor of the approval of the transactions contemplated by this Agreement. Notwithstanding anything in this Agreement to the contrary, unless this Agreement is terminated in accordance with Section 8.1 and subject to compliance with Section 8.2, ARC, regardless of whether the Board of Directors has approved, endorsed or recommended an Alternative Proposal or has made a Change in Recommendation, will submit the Transactions for approval by the stockholders of ARC at the ARC Stockholder Meeting.

5.7	Employee Matters.

(a)          (i) Not later than 10 days prior to the expected Closing Date, the Buyer shall offer employment to each Company Employee, which offer of employment shall be subject to the Closing occurring and shall include (A) a rate of base salary or wages equal to 100% of the rate of base salary or wages in effect with respect to such Company Employee immediately prior to the Closing Date and (B) amounts of cash incentive opportunities that are no less favorable than those in effect with respect to such Company Employee immediately prior to the Closing Date; provided that with respect to each such Company Employee who is an Inactive Employee as of the 10th day prior to the expected Closing Date, such offer shall be made by the Buyer only if such Seller Employee actually reports to employment with the Sellers on or prior to the date that is 90 days following the Closing Date (or such later period if required by Law) and is capable of performing his or her job duties as in effect immediately prior to the Closing Date with all accommodations, in which case such offer shall be made within one Business Day following the date on which such Company Employee so reports to employment. Each such Company Employee who accepts such offer of employment shall commence employment with the Buyer immediately following the Closing (or, in the case of such Inactive Employees, as of the date immediately following the date on which such employee accepts employment with the Buyer, if later) (as applicable, the “Employment Date,” and those Seller Employees who accept employment with the Buyer are referred to as “Continuing Employees”) and for all purposes consistent with Law and except as otherwise expressly provided herein such employment from and after the Employment Date, as applicable shall be deemed to have occurred with no interruption or break in service and no termination of employment. The Buyer shall not fire or otherwise discharge any Continuing Employees other than for cause until 45 days after the Closing Date.

(ii)          On and as of the Closing Date, the Sellers shall provide such additional personnel information with respect to each Company Employee as may be reasonably requested by the Buyer; provided, however, that Sellers shall not be required to provide any information to the Buyer, the transmission of which would violate any Law regarding the transmission of personnel data, including the applicable provisions of the Health Insurance Portability Accountability Act of 1996, the Personal Information Protection and Electronic Documents Act and other legislation regulating the collection, use and disclosure of personal information, each as amended and the regulations promulgated thereunder.

(iii)        The Sellers shall remain solely liable (including with respect to any severance costs and related liabilities) for any Company Employee who does not become a Continuing

Employee and shall be solely liable with respect to an Inactive Employee for the period until such employee becomes a Continuing Employee, and the Buyer shall have no liability with respect to any such employee. The Sellers shall use their reasonable efforts to encourage the Company Employees to accept the Buyer’s offers of employment.

(iv)         The Sellers shall be solely responsible for all severance costs and related liabilities incurred by the Seller or the Buyer, as applicable, with respect to the termination of employment of Company Employees who do not accept the Buyer’s offer of employment made pursuant to this Section 5.7(a).

(b)          For a period of no less than 12 months following the Closing Date (or, if shorter, the period of employment with the Buyer), the Buyer shall, and shall cause its Affiliates to, provide to the Continuing Employees employee benefits (including without limitation health and welfare, severance and retirement benefits) that are substantially similar in the aggregate to those provided to the Continuing Employees as of immediately prior to the Effective Time (excluding for this purpose equity-based incentive programs). Each Continuing Employee shall be given credit for all purposes (other than for benefit accrual for any defined benefit pension plan) for such person’s service with ARC and its Subsidiaries (or any other employer to the extent credited by ARC) to the same extent recognized by ARC under the Seller Plans prior to the Closing Date for all purposes under any analogous employee benefit plans, programs, policies or arrangements maintained by the Buyer or its affiliates (“Buyer Plans”) in which Continuing Employees participate following the Closing Date, except to the extent that giving such service credit would result in the duplication of benefits for the same period of service, and except under any defined benefit pension plan. The Buyer shall, and shall cause its Affiliates to, (i) waive (or, in the case of Insured Buyer Plans, use its commercially reasonable efforts to cause its third party insurance carriers to waive) all limitations as to preexisting conditions, exclusions and waiting periods and service requirements with respect to participation and coverage requirements applicable to the Continuing Employees under any Buyer Plan, other than limitations, exclusions, waiting periods or service requirements that are already in effect with respect to such persons and that have not been satisfied as of the Closing under any Seller Plan immediately prior to the Closing and (ii) provide (or, in the case of Insured Buyer Plans, use its commercially reasonable efforts to cause its third party insurance carriers to provide) each Continuing Employee with credit for any co-payments and deductibles paid prior to the Closing in satisfying any applicable deductible or out-of-pocket requirements for the plan year in which the Closing occurs under any analogous Buyer Plan.

(c)          Effective as of the Effective Time, the Continuing Employees shall no longer actively participate in the ARC Management Services, Inc. 401(k) Plan (the “Sellers Savings Plan”). The Buyer shall designate a tax-qualified defined contribution plan (such plan, the “Buyer’s Savings Plan”) that permits the acceptance from Continuing Employees of “eligible rollover distributions” (as such term is defined under Section 402 of the Code). As soon as practicable following the Closing Date, (x) the Buyer shall provide ARC with such documents and other information as ARC shall reasonably request to assure itself that the Buyer’s Savings Plan is tax-qualified and provides for the receipt of eligible rollover distributions and (y) ARC shall provide the Buyer with such documents and other information as the Buyer shall reasonably request to assure itself that the accounts of the Continuing Employees would qualify as eligible rollover distributions. Each Continuing Employee who is a participant in the Sellers Savings Plan shall be given the opportunity to receive a distribution of his or her account balance and shall be given the opportunity to elect a “direct rollover” in accordance with Section 401(a)(31) of the Code of the participant’s such account balance to the Buyer’s Savings Plan, subject to and in accordance with the provisions of such plan and applicable

Law. ARC shall provide the Buyer with copies of such personnel and other records pertaining to the Continuing Employees and such records of any agent or representative of ARC pertaining to the Continuing Employees and such records of any agent or representative of ARC, in each case pertaining to the Sellers Savings Plan and as the Buyer may reasonably request in order to administer and manage the accounts and assets rolled over to the Buyer’s Savings Plan.

(d)          As soon as reasonably practicable after the date hereof, but not later than ten Business Days following the date hereof, the Sellers shall deliver to the Buyer a true and complete list of all Company Employees and shall allow the Buyer to inspect the personnel files and other documentation relating to the Company Employees only to the extent legally permissible by applicable Law.

(e)          No provision of this Section 5.7 shall be construed as (i) prohibiting Buyer and its Affiliates from terminating the employment of any Continuing Employee for any reason following the Closing Date, (ii) prohibiting the Buyer and its Affiliates from modifying or terminating any employee benefit plan, program agreement or arrangement in accordance with its terms and applicable Law or (iii) creating any third party beneficiary rights in any Continuing Employee.

(f)           The Parties agree that the Sellers may award “Stay Bonuses” of up to $4 million to Company Employees between the date hereof and the Closing Date, provided that the identity of the recipients and the amount payable to each recipient shall be subject to the consent of the Buyer (such consent not to be unreasonably withheld). Any such Stay Bonus shall be payable by the Buyer upon the completion of 90 days following the Closing and shall not be paid to any Company Employee who does not accept an offer of employment by the Buyer or who terminates such Company Employee’s employment with the Buyer prior to 90 days following the Closing. The term “Stay Bonus Amount” means the amount by which the aggregate amount of Stay Bonuses paid to Company Employees exceeds the sum of (a) 50% of the aggregate amount of Stay Bonuses paid to Company Employees other than Company Employees that are employed at properties that are marketed by the Buyer pursuant to Section 5.4 plus (b) 100% of the aggregate amount of Stay Bonuses paid to Company Employees that are employed at properties that are marketed by the Buyer pursuant to Section 5.4.

5.8	Worker Notification.

(a)          On or before the Closing, the Sellers shall provide a list of the name and site of employment of any Company Employees who have experienced, or will experience, an employment loss or layoff – as defined by the Worker Adjustment and Retraining Notification Act of 1988 or any similar applicable state or local law requiring notice to employees in the event of a closing or layoff (the “WARN Act”) – within ninety (90) days prior to the Closing. The Sellers shall update this list up to and including the Closing.

(b)          The Buyer shall be responsible for compliance with the WARN Act with respect to the termination of any Company Employee occurring on or after the Closing.

5.9	Fees and Expenses.

(a)          Buyer Expenses. Subject to Section 8.2 hereto, the Buyer shall pay all out-of pocket fees, costs and expenses, including fees and expenses of counsel, financial advisors, consultants and accountants, incurred by the Buyer incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, whether or not the Closing shall have occurred.

(b)          Sellers’ and Acquired Companies’ Expenses. The Sellers shall pay all out-of-pocket fees, costs and expenses, including fees and expenses of counsel, financial advisors and accountants, incurred by the Sellers or the Acquired Companies incident to or in connection with the negotiation, preparation, execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, whether or not the Closing shall have occurred.

(c)          Other Transaction Expenses. Notwithstanding anything to the contrary set forth in this Agreement, and without limiting any other provision herein allocating costs or other Liabilities to a Party hereunder, (i) the Buyer shall pay any out-of-pocket fees, costs and expenses incurred in connection with obtaining all Buyer Required Statutory Approvals, (ii) the Sellers shall pay any out-of-pocket fees, costs and expenses incurred in connection with obtaining all Seller Required Statutory Approvals, all Company Required Statutory Approvals, the Title Policies and the Consent Solicitations (in each case, other than the Parties’ legal fees and expenses which are the subject of Sections 5.9(a) and 5.9(b)) and (iii) the Buyer shall pay the filing fee in connection with any filings made under the HSR Act.

5.10       Further Assurances. Each of the Sellers, the Acquired Companies and the Buyer agree that, from time to time before and after the Closing Date, they will execute and deliver, or use reasonable best efforts to cause their other respective Affiliates to execute and deliver such further instruments, and take, or cause their respective Affiliates to take, such other action, as may be reasonably necessary to carry out the purposes and intents of this Agreement. From time to time after the Closing Date, each of the Sellers agrees to cooperate with Buyer upon the reasonable request of the Buyer in making available to the Buyer information in its possession relating to the conduct of the business of the Acquired Companies prior to the Closing; provided, however, that the Sellers shall not be obligated to make any disclosure that (i) is prohibited by applicable Law, (ii) may cause any of the Sellers to breach a confidentiality obligation to which it is bound or (iii) would reasonably be expected to result in the loss of any applicable legal privilege.

5.11	Financing.

(a)          Notwithstanding anything contained in this Agreement to the contrary, the Buyer expressly acknowledges and agrees that the Buyer’s obligations hereunder are not conditioned in any manner whatsoever upon the Buyer obtaining any financing. Upon request, the Buyer shall inform the Sellers of all material developments or changes relating to the Financing Commitment and the Financing contemplated thereby. The Buyer shall use commercially reasonable efforts to perform all obligations required to be performed by it in accordance with and pursuant to the terms of the Financing Commitments and to maintain such Financing Commitments in full force and effect in accordance with their terms, at all times prior to the Closing. In the event that the Financing Commitment shall cease to be in full force and effect at any time or the lenders or equity providers party thereto shall indicate any unwillingness to provide the Financing contemplated thereby, or for any reason the Buyer otherwise no longer believes in good faith that it will be able to obtain the Financing contemplated thereby, then the Buyer shall promptly notify the Sellers and use commercially reasonable efforts to obtain replacement financing arrangements or commitment letters as soon as reasonably practicable on terms no less favorable in the aggregate to the Buyer than those set forth in the Financing Commitments (including any market flex provisions therein).

(b)          The Sellers agree to provide, and shall cause their Representatives to provide, reasonable cooperation (including with respect to timeliness) in connection with the arrangement of the Debt Financing as may be reasonably requested by the Buyer, including (i) participation in meetings, presentations, drafting sessions, due diligence sessions, “road shows” and sessions with rating agencies, (ii) furnishing the Buyer and its financing sources as promptly as practicable, in the ordinary course, with financial and other pertinent information regarding the Acquired Companies and the Acquired Business as may be reasonably requested by the Buyer, including all financial statements, financial data and other information (including with respect to the fiscal year ended December 31, 2006) (A) of the type required by Regulation S-X and Regulation S-K under the Securities Act and of type and form customarily included in private placements under Rule 144A of the Securities Act to consummate the offering of debt securities contemplated by the Financing Commitments at the time during ARC’s fiscal year such offerings will be made and (B) all financial statements and other information relating to the Acquired Companies and the Acquired Business necessary for the satisfaction of the conditions set forth in the Financing Commitments (collectively, the “Required Information”), (iii) reasonably assisting the Buyer and its financing sources in the preparation of (A) one or more offering documents and or confidential information memoranda for any portion of the Debt Financing and (B) materials for rating agency presentations, (iv) reasonably cooperating with the marketing efforts of the Buyer and its financing sources for any portion of the Debt Financing, including providing assistance in preparation for, and participating in, meetings, drafting sessions and due diligence sessions, (v) providing and executing documents as may be reasonably requested by the Buyer, including customary certificates (including a certificate of the chief financial officer of ARC with respect to solvency matters), consents of accountants for use of their reports in any materials relating to the Debt Financing and customary representation letters in connection with bank confidential information memoranda, (vi) reasonably facilitating the pledging of collateral and providing of guarantees, subject to the occurrence of the Closing, (vii) without limitation to any other obligation hereunder, using commercially reasonable efforts to obtain legal opinions, surveys and title insurance (provided that the Sellers shall not be obligated to pay for any title costs incurred for the purpose of providing mortgage title policies to the lender under the Debt Financing) or documents as reasonably requested by the Buyer, including commitment letters, underwriting or placement agreements, loan agreements, note purchase agreements, registration rights agreements, indentures and related documents and (viii) using its commercially reasonable efforts to cause its independent accountants to provide assistance to the Buyer, including providing consent to the Buyer to prepare and use their audit reports relating to ARC and to provide any necessary “comfort letters”; provided that the Sellers shall not be required to pay any financing commitment or other similar fee that is not reimbursed by the Buyer in connection with the Debt Financing prior to the Effective Time and further provided that the Buyer shall pay the Sellers’ reasonable out-of-pocket expenses in connection with any cooperation in connection with this Section 5.11.

5.12       Public Announcements. The Sellers and the Buyer will consult with and provide each other the reasonable opportunity to review and comment upon any press release or other public announcement prior to the issuance of such press release or other public announcement relating to this Agreement or the transactions contemplated herein and shall not issue any such press release or other public announcement prior to such consultation except as may be required by applicable Law or by obligations pursuant to any listing agreement with any national securities exchange. The Sellers and the Buyer agree to issue a joint press release announcing the execution and delivery of this Agreement.

5.13       Indenture Consent Solicitation. Between the date hereof and the Closing Date, the Sellers shall use commercially reasonable efforts to amend the indenture governing ARC LP’s Senior Exchangeable Notes Due 2025 (the “Notes”) such that the transactions contemplated by this

Agreement will be permitted under such indenture without Liability to the Buyer or any of its Subsidiaries (including the Acquired Companies and the Acquired Assets) from and after the Closing (the “Indenture Consent Solicitation”). The Sellers shall consult with the Buyer regarding the conduct of the Indenture Consent Solicitation and provide the Buyer with a reasonable opportunity to review and comment upon all documentation or public filings relating to the Indenture Consent Solicitation and such documentation and filings shall be reasonably acceptable to the Buyer to the extent affecting the Buyer, any Acquired Company or the Acquired Business after completion of the Transactions.

5.14       OP Consent Solicitation. Between the date hereof and the Closing Date, the Sellers shall use commercially reasonable efforts to cause ARC LP to commence a consent solicitation (the “OP Consent Solicitation”) from the limited partners of ARC LP pursuant to which ARC LP will solicit the consent of such number of holders of limited partnership interests as is required under the First Amended and Restated Agreement of Limited Partnership of Affordable Residential Communities LP (the “OP Agreement”) to obtain such waivers or amendments as are reasonably necessary to consummate the transactions contemplated by this Agreement such that the consummation of such transactions shall neither constitute a “Liquidating Event” (as such term is defined in Section 13.1 of the OP Agreement) nor result in the dissolution of ARC LP. The Sellers shall consult with the Buyer regarding the conduct of the OP Consent Solicitation and provide the Buyer with a reasonable opportunity to review and comment upon all documentation or public filings relating to the OP Consent Solicitation and such documentation and filings shall be reasonably acceptable to the Buyer to the extent affecting the Buyer, any Acquired Company or the Acquired Business after completion of the Transactions.

5.15       Trust Preferred Amendment. Between the date hereof and the Closing Date, the Sellers shall use commercially reasonable efforts to amend the indenture governing ARC’s Trust Preferred Securities Due 2035, such that the transactions contemplated by this Agreement will be permitted under such indenture. without Liability to the Buyer or any of its Subsidiaries (including the Acquired Companies and the Acquired Assets) from and after the Closing (the “Trust Preferred Amendment” and, together with the Indenture Consent Solicitation and the OP Consent Solicitation, the “Consent Solicitations”). The Sellers shall consult with the Buyer regarding the conduct of the Trust Preferred Amendment and provide the Buyer with a reasonable opportunity to review and comment upon all documentation or public filings relating to the Trust Preferred Amendment and such documentation and filings shall be reasonably acceptable to the Buyer to the extent affecting the Buyer, any Acquired Company or the Acquired Business after completion of the Transactions.

5.16       Indebtedness. The Sellers agree to provide, and shall cause their Representatives to provide, reasonable cooperation (including with respect to timeliness) in connection with the assignment to or assumption by the Buyer or its designee of, or the prepayment or defeasance in connection with the Closing of, all Indebtedness included in the Assumed Liabilities, including by paying amounts advanced by the Buyer in connection with the defeasance of such Indebtedness, facilitating the release of collateral, delivering any required notices or certificates, or such other assistance as the Buyer may reasonably request; provided that the Buyer shall pay the Sellers’ reasonable out-of-pocket expenses in connection with any cooperation in connection with this Section 5.16.

5.17	Transition Services Agreement; Licenses.

(a)          Prior to the Closing Date, the Sellers and the Buyer shall negotiate in good faith the terms of a transition services agreement, to the extent necessary (the “Transition Services

Agreement”) under which the Sellers and their Affiliates shall provide to the Buyer and its Affiliates all services as are necessary (including pursuant to Section 1.14), in combination with the Acquired Assets, to allow the Buyer to conduct the Acquired Business as it will be conducted immediately prior to the Closing Date. Such Transaction Services Agreement shall provide, among other things, that all services will be provided at the Sellers’ actual cost and without any markup or overhead.

(b)          For a period of one year following the Closing, the Sellers shall, if so required by the Buyer no later than thee Business Days prior to the Closing, and to the extent permitted under applicable Law, make available to the Buyer or to any applicable Acquired Company the use of any Permit required for the conduct of the portion of the Acquired Business conducted by such Person, on a cost-free basis. During such period, the Buyer or such Acquired Company shall use commercially reasonable efforts to obtain a replacement for any such license as promptly as practicable.

5.18       Use of Name. The Sellers shall use all commercially reasonable efforts to cease, and to cause each of their Affiliates to cease, the use by any Seller or any of their Affiliates from and after the Closing of the name “ARC” and “Affordable Residential Communities,” of any Trademarks, and of any other trade names, trademarks, Internet domain names, identifying logos or service marks related thereto or employing the words “ARC”, “Affordable Residential Communities” or any part or variation of any of the foregoing or any confusingly similar trade names, trademark or logo, or otherwise constituting Seller Intangible Property, but excluding the Enspire Trademarks and the NLASCO Trademarks (collectively, the “ARC Trademarks and Logos”) as promptly as practicable following the Closing. Subject to the terms and conditions set forth herein, Buyer hereby grants to the Sellers a limited, non-exclusive, non-sublicensable, royalty free and non-transferable right and license to use any of the ARC Trademarks and Logos in connection with the Retained Business for a period of one hundred and twenty (120) days following the Closing Date (the “TM License Period”); provided, however, that if the Sellers use good faith efforts, but are unable, due to regulatory or other circumstance beyond their control, to effect a legal name change in compliance with applicable Law such that an ARC Trademark and Logo remains in the Sellers’ legal name after the TM License Period, then the Sellers will not be deemed to be in breach hereof with respect to such use as long as they continue to exercise good faith efforts to effectuate such name change as soon as reasonably practicable. The Sellers agree that immediately upon termination of the TM License Period, the Sellers shall cease all further use of the ARC Trademarks and Logos and destroy any and all materials bearing the ARC Trademarks and Logos. This license shall, subject to and to the extent in consistent with compliance by the Sellers with their obligations under this Section 5.18, permit the Sellers to use the ARC Trademarks and Logos during the TM License Period with all signage, inventory, supplies, advertising, promotional materials and promotional items in existence as of the Closing Date bearing the ARC Trademarks and Logos in the forms in existence as of the Closing Date and any resupplies of the aforementioned materials and items in the forms in existence as of the Closing Date. The Sellers are permitted to use the ARC Trademarks and Logos on the Internet and any website owned or controlled by a Seller and used solely in connection with the operation, promotion and marketing of the Retained Business as currently conducted using the ARC trademarks and Logos during the TM License Period; provided that the Sellers shall cease use of the “aboutarc.com” URL as soon as reasonably practicable following the Closing (including consideration of the possibility of confusion by ARC's shareholders and ARC’s compliance with applicable Law). During the TM License Period, the Sellers shall maintain the business in connection with which the ARC Trademarks and Logos are used at a level of quality equal to or greater than the level of quality maintained by the Sellers as of the Closing Date.

5.19	Marketing. The Buyer agrees to consider in good faith any proposal of the Sellers for

ARC Insurance Services Inc. DBA Enspire Insurance Services to solicit, market and sell insurance to residents of manufactured home communities included in the Acquired Business.

5.20	Trademark License.

(a)          Effective as of the Closing Date, subject to the terms and conditions set forth herein, ARC Dealership will cause Enspire Insurance LLC (“Enspire Insurance”) to grant to Enspire Finance a worldwide, exclusive, non-sublicensable, royalty free, perpetual and non-transferable right (except as set forth herein) and license to use the Enspire Trademarks solely in connection with the financing operations of Enspire Finance as such business is conducted as of the Closing Date. For the avoidance of doubt, Enspire Finance shall have no right to use the Enspire Trademarks for insurance purposes. Except for the limited rights expressly granted to Enspire Finance herein, all right, title and interest to the Enspire Trademarks shall be owned by and remain with Enspire Insurance. All use of the Enspire Trademarks by Enspire Finance shall inure to the benefit of Enspire Insurance and Enspire Finance acknowledges that Enspire Insurance owns the Enspire Trademarks and agrees that it will not (i) challenge the title or any rights of Enspire Insurance in and to the Enspire Trademarks or (ii) claim or assert any right, title or interest in the Enspire Trademarks other than the rights expressly granted to Enspire Finance hereunder. Enspire Finance agrees to cooperate fully and in good faith with Enspire Insurance at the expense of Enspire Insurance for the purpose of securing and preserving Enspire Insurance’s rights in and to the Enspire Trademarks.

(b)          The Buyer acknowledges the prestige, high reputation and goodwill associated with the “Enspire” Trademark and agrees that, in order to preserve such prestige, high reputation and goodwill, the products and services offered in connection with the Enspire Trademark shall be of at least the same quality maintained by the Sellers in connection with such products and services immediately prior to the Closing Date, including compliance with all Laws governing such use. The Buyer shall not (i) use the Enspire Trademarks in any way which would be reasonably expected to allow it to become generic, lose its distinctiveness, become liable to mislead the public, or be detrimental to or inconsistent with the good name, goodwill, reputation and image of the Sellers; or (ii) use or cause or authorize to be used the Enspire Trademarks in a manner that is likely to cause confusion with the products, services and business of the Sellers.

(c)          If the Sellers reasonably believe that the Buyer has not maintained the requisite level of quality of the Enspire Trademarks or is otherwise in violation of this license, the Sellers will provide the Buyer with written notice of such violation, and the Buyer will have a period of thirty (30) Business Days to cure the violation at the Buyer’s sole cost and expense. If the Buyer fails to cure the violation within such ten (10) day period, the Sellers shall have the right to terminate this license upon written notice to the Buyer.

(d)          The Buyer shall notify the Sellers of any potential infringement of the Enspire Trademarks of which it becomes aware. The Buyer shall not take any action with respect to such potential infringement without the Buyer’s prior written consent.

(e)          Buyer hereby acknowledges and agrees that it shall not have the right to sublicense, assign or transfer its rights to use the Enspire Trademark without Enspire Insurance’s prior written consent; provided, however, that Buyer may (i) transfer or sublicense this license to any of its Affiliates and (ii) transfer or assign any of its rights or duties under this license to a successor-in-interest of Buyer by way of merger, acquisition, consolidation, sale of all or substantially all of the assets of Buyer, similar corporate reorganization or by other operation of law; provided, that, in the case of either (i) or (ii), Buyer provides Enspire Insurance with written notice of such sublicense, transfer or assignment within thirty (30) days of such event.

(f)           THE LICENSE DESCRIBED IN THIS SECTION 5.20 IS BEING GRANTED ON AN “AS IS, WHERE IS” BASIS, AND THE SELLERS DISCLAIM ALL OTHER WARRANTIES, REPRESENTATIONS AND GUARANTIES, WHETHER EXPRESS OR IMPLIED INCLUDING, WITHOUT LIMITATION, ANY REPRESENTATION REGARDING NON-INFRINGEMENT.

5.21       Notification of Certain Matters. The Sellers shall give prompt notice to the Buyer, and the Buyer shall give prompt notice to the Sellers, of (i) any notice or other communication received by such Party from any Governmental Entity in connection with the Transaction or the other transactions contemplated hereby or from any person alleging that the consent of such person is or may be required in connection with the Transaction or the other transactions contemplated hereby, if the subject matter of such communication or the failure of such Party to obtain such consent could be material to the Acquired Companies or the Buyer, (ii) any actions, suits, claims, investigations or proceedings commenced or, to such Party’s Knowledge, threatened against, relating to or involving or otherwise affecting such Party or any of its Subsidiaries which relate to the Transaction or the other transactions contemplated hereby, (iii) the discovery of any fact or circumstance that, or the occurrence or non-occurrence of any event the occurrence or non-occurrence of which, would cause or result in any of the Conditions to the Closing set forth in Article VII not being satisfied or satisfaction of those conditions being materially delayed in violation of any provision hereto; provided, however, that the delivery of any notice pursuant to this Section 5.21 shall not (x) cure any breach of, or non-compliance with, any other provision hereto or (y) limit the remedies available to the Party receiving such notice.

5.22       Casualty or Condemnation. The occurrence of any casualty, condemnation or other event at any one or more Acquired Properties shall not relieve the Buyer of its obligations hereunder or entitle the Buyer to reduce the Final Purchase Price, notwithstanding any contrary provision hereof, custom or provision of Law; provided, however, that at Closing the Sellers shall assign to the Buyer, and the Buyer shall be entitled to receive the benefits of, any and all claims and proceeds the Sellers may have with respect to any casualty insurance policies or condemnation awards with respect to any Acquired Property which related to a casualty or condemnation occurring after the date of this Agreement but prior to the Closing, and the Buyer shall have the right to proceed against any insurance company or condemning authority to recover any such items and will have the right prior to the Closing to participate in all negotiations and discussions regarding the adjustment and settlement of any insurance claims or claims for condemnation procedures with respect to any property or group of properties having a value in excess of $500,000. The Sellers shall promptly after learning of same notify Buyer in writing of the occurrence of any casualty, condemnation or similar event at any one or more Acquired Properties.

5.23       Collection of Accounts Receivable. The Sellers agree that, from and after the Closing, the Buyer shall have the right and authority to collect for the Buyer’s own account or for the account of its Affiliates all accounts receivable included in the Acquired Assets (“Acquired Accounts Receivable”). From and after the Closing, the Buyer shall have the right to endorse with the name of the applicable Seller on any checks received on account of any Acquired Accounts Receivable. The Sellers agree to promptly transfer and deliver to the Buyer, any cash or property that the Sellers or their Affiliates may receive following the Closing in respect of any Acquired Accounts Receivable.

5.24	Collection of Other Payments. In addition to the obligations set forth in Section 5.23,

if, at any time or from time to time after the Closing, any Seller or any of its Affiliates receives any cash payments in respect of any Acquired Assets (the “Post-Closing Collection Amounts”), (a) such Post-Closing Collection Amounts shall be received by the receiving party as agent for and on behalf of the Buyer, and (b) the receiving party shall promptly notify the Buyer thereof and shall promptly remit all such receipts to the Buyer as soon as practicable, and shall provide to the Buyer appropriate information as to the nature, source and classification of such payment.

5.25       Insurance. The Sellers shall use commercially reasonable efforts to take such actions as are necessary so that the Insurance Policies continue to provide coverage to the Acquired Companies and the Acquired Business with respect to acts, omissions, and events occurring prior to the Closing in accordance with their terms as if the Closing had not occurred. The Sellers shall cooperate with and assist the Buyer, if the Buyer or its Affiliate determines to make any claim under any such policy with respect to any pre-Closing act, omission or event.

5.26       Solicitation of Employees. Except with respect to the individuals set forth in Section 5.26 of the Sellers Disclosure Letter, from the Closing until the one year anniversary of the Closing, no Seller or any of their Affiliates (excluding any Acquired Company) will hire, or knowingly solicit the professional services of, any employee, agent or consultant of Buyer or any of its Subsidiaries or otherwise interfere with the relationship between Buyer or such Affiliate and such Person. Notwithstanding the foregoing, advertising through mass media in which an offer of employment, if any, is available to the general public, such as magazines, newspapers and sponsorships of public events, shall not be prohibited by this Section 5.26.

5.27       Title Insurance Matters. (a) Sellers shall, promptly after the date hereof, order (i) title insurance commitments (together with copies of all underlying recorded documents) with respect to the Acquired Properties from a national underwriting title insurer (the “Title Company”) reasonably acceptable to Buyer (provided that Buyer hereby agrees that the title insurers set forth in Section 5.27(a) of the Sellers Disclosure Letter are acceptable to it), and (ii) surveys with respect to the Acquired Properties from one or more national survey coordinating firms reasonably acceptable to Buyer (provided that Buyer hereby agrees that the survey coordinating firms set forth in Section 5.27(b) of the Sellers Disclosure Letter are acceptable to it) accompanied by surveyor certificates in favor of the applicable Acquired Company (or other applicable designee of Buyer) reasonably acceptable to Buyer. Sellers will cause the items set forth in clauses (i) and (ii) above to be delivered to Buyer promptly after the completion thereof. The premiums for the Title Policies (without giving effect to any so-called simultaneous rate charged by the Title Company with respect to title policies delivered to Buyer’s mortgage lender) and the cost of all title commitments, surveys and affirmative coverages, as well as the endorsements set forth on Section 5.27 to the Sellers Disclosure Letter (the “Endorsements”), shall be the sole responsibility of the Sellers.

(b)          Sellers shall, at the Closing, deliver to the Title Company such affidavits, certificates, and indemnities as are reasonably required by the Title Company to issue the Title Policies, including, without limitation, the Endorsements.

ARTICLE VI

TAX MATTERS

6.1	Cooperation on Tax Matters; Conduct of Proceedings.

(a)          The Sellers and the Buyer shall cooperate fully, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.1 and any audit, litigation or other proceeding with respect to Taxes. Such cooperation shall include the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to such preparation and filing and to any audit litigation or other proceeding relating thereto and making employees available on a mutually convenient basis to provide additional information and explanation of any material provided hereunder.

(b)          The Sellers (at their sole expense) shall be responsible for defending any audit, litigation or other proceeding, or portion thereof, with respect to any Taxes (“Tax Proceeding”) for which the Sellers are wholly responsible for payment pursuant to this Section 6.1 and shall have the authority to negotiate, compromise and settle any such Tax Proceeding; provided, that no Seller shall enter into any compromise or agreement with respect to a Tax Proceeding without the prior written consent of the Buyer if such compromise would have an adverse effect on the Buyer (after giving effect to the Sellers’ indemnification obligations hereunder) or would otherwise adversely affect the Tax liability of the Acquired Companies for any period after the Closing Date; provided, further that the Sellers will keep the Buyer reasonably informed with respect to any Tax Proceedings. Sellers, on the one hand, and Buyer, on the other hand, shall jointly control the conduct of, and shall each bear their own expenses relating to, that portion of any audit, claim for refund, or administrative or judicial proceeding relating to any Taxes for which the Sellers are wholly or partially responsible for payment pursuant to this Section 6.1 and that are payable with respect to any Tax period that begins before and ends after the Closing Date (“Straddle Period Taxes”). Except as otherwise provided in this Article VI, claims for indemnification under this Article VI shall be governed by the principles of Section 9.3.

(c)          From and after the Closing, the Sellers jointly and severally agree to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Liabilities, demands, claims, suits, actions, or causes of action, losses, costs, expenses, damages and judgments, whether or not resulting from third party claims (including, without limitation, reasonable fees for both in-house and outside counsel, accountants and other outside consultants) suffered or incurred (each a “Tax Loss” and collectively, the “Tax Losses”) arising out of incurred by any Buyer Indemnified Party and arising out of, relating to or resulting from (i) Taxes of the Acquired Companies imposed by a taxing authority with respect to all taxable years or periods of the Acquired Companies ending on or prior to the Closing, or with respect to any taxable year beginning before and ending after the Closing, the portion of such period ending on and including the Closing, (ii) Taxes of the Acquired Companies imposed by a taxing authority with respect to the ownership or operation of the Acquired Companies or their assets prior to (or as a result of) the Closing, (iii) Taxes of the Acquired Companies imposed by a taxing authority with respect to any gain recognized by the Sellers upon or as a result of the transactions contemplated hereby, including the sale of the Acquired Companies, (iv) Taxes of the Buyer imposed by a taxing authority with respect to any breach of or inaccuracy in any representation, warranty or covenant of the Sellers with regard to Taxes contained in this Agreement, (v) Taxes of the nature referred to in Section 6.4 and (vi) without duplication, Excluded Taxes.

6.2          Conflicts; Survival. Notwithstanding any other provision of this Agreement to the contrary, the obligations of the Parties hereto set forth in this Article VI shall (a) remain in full force and effect indefinitely, and (b) govern the allocation of responsibility for Taxes and the indemnification with respect to Taxes (and not be subject to Article IX). The representations and warranties contained in Section 3.8 shall survive the Closing until 60 days following the expiration of the applicable statute of limitations (taking into account all extensions thereof). In the event notice for indemnification under this Article VI shall have been given within the applicable survival period, the representation or warranty that is the subject of such indemnification Claim shall survive until such time as such Claim is finally resolved. In the event of a conflict between this Article VI and any other provision of this Agreement, this Article VI shall govern and control.

6.3          Payments. Any amounts owed by any Party to any other Party under this Article VI shall be paid within ten (10) days’ notice from such other Party in immediately available funds, together with interest from the date of notice to the date of payment.

6.4          Transfer Tax. The Sellers shall assume liability for and shall pay all sales, transfer, stamp and similar Taxes imposed upon the sale of the Acquired Companies and Acquired Assets. The Sellers shall file all required Tax Returns due in connection with the Taxes described in this Section 6.4. For purposes of determining the amount of any Transfer Taxes, the Final Purchase Price shall be allocated in accordance with Section 6.5. The Sellers shall indemnify the Buyer for any and all Transfer Taxes incurred in connection with the sale of the Acquired Companies and the Acquired Assets as further provided in Section 6.1(c).

6.5          Allocation of Purchase Price. The Purchase Price shall be allocated among the Acquired Assets in a manner to be determined by Buyer in consultation with the Sellers, based on the advice or recommendation of a nationally recognized appraisal firm. The Sellers and Buyer agree to use the allocations determined pursuant to this Section 6.5 for all tax purposes, including without limitation, those matters subject to Section 1060 of the Code, as amended, and the regulations thereunder.

ARTICLE VII

CONDITIONS TO CLOSING

7.1          Conditions to the Obligations of the Parties. The obligations of the Parties to effect the Closing shall be subject to the satisfaction or waiver (to the extent permitted by Law) by the Buyer and the Sellers, on or prior to the Closing Date, of each of the following conditions precedent:

(a)          Statutory Approvals. The approvals filings, Permits, authorizations and consents set forth in Section 7.1(a) of the Sellers Disclosure Letter (the “Seller Required Statutory Approvals,” the “Company Required Statutory Approvals” and the “Buyer Required Statutory Approvals,” as appropriate) shall, as applicable, have been obtained or made.

(b)          No Injunction. No statute, rule, regulation, executive order, decree or ruling shall have been enacted or promulgated by any Governmental Entity (or threatened by a Governmental Entity with a reasonable likelihood of success) which prohibits or restrains, renders illegal or enjoins the consummation of the transactions contemplated hereby and there shall be no order or injunction of a court of competent jurisdiction in effect precluding or prohibiting the consummation of the transactions contemplated hereby; provided, however, that the Parties shall use reasonable best efforts to have any such order or injunction vacated or lifted.

(c)          HSR Act. Any applicable waiting period under the HSR Act shall have expired or been earlier terminated and no action shall have been initiated by the United States Department of Justice or the United States Federal Commission challenging or seeking to enjoin consummation of this transaction, which action shall not have been withdrawn or terminated.

(d)          ARC Stockholder Approval. The ARC Stockholder Approval shall have been obtained.

(e)          Consent Solicitations. The Consent Solicitations shall have been successfully completed.

7.2          Conditions to the Obligation of the Buyer. The obligation of the Buyer to effect the Closing shall be subject to the satisfaction or waiver by the Buyer on or prior to the Closing Date of each of the following conditions:

(a)          Performance of Obligations of the Sellers and the Acquired Companies. Each of the Sellers and the Acquired Companies shall have performed in all material respects its respective agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.

(b)          Representations and Warranties. The representations and warranties of the Sellers set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time (except to the extent any such representation and warranty expressly speaks only as of a specific date, in which case such representation and warranty shall be true and correct as of such earlier date), except in each of cases (i) and (ii) where the failure of all such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect qualification or standard contained in any such representations and warranties), in the aggregate, has not had, or would not reasonably expected to have, a Seller Material Adverse Effect (with respect to the representations and warranties contained in Article II) or a Company Material Adverse Effect (with respect to the representations and warranties contained in Article III).

(c)          Buyer Required Consents. The filings, Permits, authorizations, consents and approvals set forth in Section 7.2(c) of the Buyer Disclosure Letter (the “Buyer Required Consents”) shall, as applicable, have been obtained or made.

(d)          Officer’s Certificate. The Buyer shall have received a certificate from an executive officer of each of the Sellers, dated the Closing Date, confirming satisfaction of the conditions set forth in Sections 7.2(a), 7.2(b) and 7.2(f).

(e)          Title Policies. Sellers shall have delivered to Buyer (i) fully paid ALTA extended coverage owners’ policies of title insurance or signed and fully effective proformas, or the local equivalent, dated as of the Closing Date and issued by the Title Company in form reasonably acceptable to the Buyer (provided that Sellers shall deliver 2006 ALTA forms to the extent available), with such co-insurance and/or re-insurance as is reasonably required by Buyer issued by one or more national underwriting title insurers reasonably acceptable to Buyer (provided that Buyer hereby agrees that the title insurers set forth in Section 5.27(a) of the Sellers Disclosure Letter are acceptable to it) (the “Title Policies”), insuring Buyer’s, one or more of Buyer’s designees, or the applicable Acquired Company’s fee or leasehold title in each parcel of the Acquired Owned Property and of the Acquired Leased Property in an amount reasonably agreed upon by the Sellers and the Buyer with the survey exception and pre-printed exceptions deleted and otherwise subject only to Permitted Liens (provided that for purposes of this Section 7.2(e), Liens of the nature referred to in clause (b) of the definition of Permitted Liens and Taxes (other than real property taxes) not yet due and payable shall not be Permitted Liens) and (ii) current surveys from a survey coordinating firm referred to in Section 5.27(a) in such form and with such certificates as are reasonably requested by Buyer (and in any event in such form as will permit the Title Company to delete the standard survey exception from the Title Policies and showing no encroachments, defects or Liens which are not Permitted Liens). The Title Policies shall be accompanied by the Endorsements and such affirmative coverages as Buyer shall reasonably request.

(f)           No Company Material Adverse Effect. Since the date hereto Company Material Adverse Effect shall have occurred and be continuing.

(g)          Delayed Acquisition Assets. The aggregate value of all Delayed Acquisition Assets (measured at book value in the case of any real property) shall not exceed $20 million.

7.3          Conditions to the Obligation of the Sellers. The obligation of the Sellers to effect the Closing shall be subject to the satisfaction or waiver by each of the Sellers on or prior to the Closing Date of each of the following conditions:

(a)          Performance of Obligations of the Buyer. The Buyer shall have performed in all Material respects its agreements and covenants contained in or contemplated by this Agreement which are required to be performed by it at or prior to the Closing.

(b)          Representations and Warranties. The representations and warranties of the Buyer set forth in this Agreement shall be true and correct (i) on and as of the date hereof and (ii) on and as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time (except to the extent any such representation and warranty expressly speaks only as of a specific date, in which case such representation and warranty shall be true and correct as of such earlier date), except in each of cases (i) and (ii) where the failure of all such representations and warranties to be true and correct (without giving effect to any materiality or material adverse effect qualification or standard contained in any such representations and warranties), in the aggregate, has not had, or would not reasonably expected to have, a Buyer Material Adverse Effect.

(c)          Officer’s Certificate. Each of the Sellers shall have received a certificate from an authorized officer of the Buyer, dated the Closing Date, confirming satisfaction of the conditions set forth in Sections 7.3(a) and 7.3(b).

ARTICLE VIII

TERMINATION

8.1          Termination or Abandonment. Notwithstanding anything contained in this Agreement to the contrary, this Agreement may be terminated and abandoned prior to the Effective Time, whether before or after any approval of the matters presented in connection with the Transaction by the stockholders of ARC:

(a)	by the mutual written consent of ARC and the Buyer;

(b)	by either ARC or the Buyer, if:

(i)           the Effective Time shall not have occurred on or before December 31, 2007 (the “End Date”); provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(i) shall not be available to any Party whose breach of this Agreement has proximately caused the failure to consummate the Transaction on or before the End Date;

(ii)          an injunction, other legal restraint or order shall have been entered permanently restraining, enjoining or otherwise prohibiting the consummation of the Transaction and such injunction, other legal restraint or order shall have become final and non-appealable; provided that the right to terminate this Agreement pursuant to this Section 8.1(b)(ii) shall not be available to any Party whose breach of this Agreement has proximately caused such action; or

(iii)        the ARC Stockholder Meeting (including any adjournments thereof) shall have concluded and the ARC Stockholder Approval contemplated by this Agreement shall not have been obtained;

(c)	by ARC:

(i)           if the Buyer shall have breached or failed to perform any of its representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.3(a) or 7.3(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of thirty (30) days after written notice thereof is given by ARC to the Buyer or one (1) Business Day prior the End Date; provided that the Sellers are not then in breach of this Agreement such that any of the conditions set forth in Section 7.2(a) or 7.2(b) would not be capable of being satisfied prior to the End Date;

(ii)          if all the conditions set forth in Sections 7.1 and 7.2 have been satisfied (other than any condition the failure of which to be satisfied has been proximately caused by the breach of this Agreement by the Buyer and conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied) and the Buyer has failed to fulfill its obligation and agreement herein to consummate the Closing within five (5) Business Days following written notice of such satisfaction from ARC; or

(iii)         prior to the receipt of the ARC Stockholder Approval, if (A) the Board of Directors of ARC has received a Superior Proposal, (B) ARC has complied with Section 5.5 (including Section 5.5(d)), (C) ARC has previously paid the Termination Fee and Buyer Expenses due under Section 8.2 and (D) the Board of Directors of ARC has approved, and ARC concurrently enters into, a definitive agreement relating to such Superior Proposal.

(d)	by the Buyer, if:

(i)           any of the Sellers shall have breached or failed to perform any of their representations, warranties, covenants or other agreements contained in this Agreement, which breach or failure to perform (i) would result in a failure of a condition set forth in Section 7.2(a) or 7.2(b) and (ii) is not curable or, if curable, is not cured prior to the earlier of thirty (30) days after written notice thereof is given by the Buyer to ARC or one (1) Business Day prior the End Date; provided that the Buyer is not then in breach of this Agreement such that any of the conditions set forth in Section 7.3(a) or 7.3(b) would not be capable of being satisfied prior to the End Date;

(ii)          prior to the receipt of the ARC Stockholder Approval, if (a) the Board of Directors of ARC makes a Change in Recommendation or (b) there is a material breach of Section 5.5; or

(iii)        since the date hereto there shall have been a Company Material Adverse Effect that is continuing and cannot be cured by the End Date.

In the event of termination of this Agreement pursuant to this Section 8.1, this Agreement shall terminate (except for the Confidentiality Agreement and the provisions of Sections 3.15, 4.7, 5.9, this Section 8.1, Section 8.2, Article X and Article XI), and there shall be no other liability on the part of the Sellers or the Buyer to the other except liability arising out of any willful breach of any of the representations, warranties or covenants in this Agreement or as provided for in the Farallon Guarantee, in which case the aggrieved Party shall be entitled to all rights and remedies available at Law or in equity.

8.2	Termination Fees.

(a)          (i) If this Agreement is terminated (x) by ARC pursuant to Section 8.1(c)(iii) or (y) by the Buyer pursuant to Section 8.1(d)(ii) or, following a Change in Recommendation, pursuant to any other provision of Section 8.1, then in any such event described in clause (x) or (y), ARC shall pay to the Buyer a termination fee of $20 million in cash (the “Termination Fee”) plus an amount equal to all of the fees and expenses of the Buyer, its contemplated transaction partners and its and their Representatives, including fees and expenses of financial advisors, outside legal counsel, accountants, experts and consultants, incurred by the Buyer, its contemplated transaction partners and its and their Representatives in connection with the authorization, preparation, negotiation, execution or performance of this Agreement and the transactions contemplated hereby, up to a maximum of $5 million (the “Buyer Expenses”).

(ii)          If (A) an Alternative Proposal that reasonably appears to be bona fide shall have been made known to ARC or shall have been made directly to its stockholders generally or any Person shall have publicly announced an intention (whether or not conditional or withdrawn) to make an Alternative Proposal that reasonably appears to be bona fide and thereafter and (B) this

Agreement is terminated (x) by ARC or the Buyer pursuant to Section 8.1(b)(iii) (so long as the Alternative Proposal was publicly disclosed and not withdrawn at the time of ARC Stockholder Meeting) or (y) by ARC pursuant to Section 8.1(b)(i) (in each case, other than a termination giving rise to a right of Buyer to receive the Termination Fee pursuant to Section 8.2(a)(i)), then ARC shall pay to the Buyer the Buyer Expenses.

(iii)        If, following a termination of this Agreement giving rise to an obligation of ARC to pay the Buyer Expenses pursuant to Section 8.2(a)(ii), ARC enters into a definitive agreement with respect to, or consummates, a transaction contemplated by any Alternative Proposal (provided that for purposes of this Section 8.2(a)(iii), the references to “20%” in the definition of Alternative Proposal shall be deemed to be references to “50%”) within twelve (12) months of the date this Agreement is terminated, then ARC will pay to the Buyer the Termination Fee.

(iv)         For the avoidance of doubt, in no event shall ARC be required to pay the Termination Fee on more than one occasion.

(b)          If this Agreement is terminated by ARC pursuant to Section 8.1(b)(i), Section 8.1(c)(i) or Section 8.1(c)(ii) and, at the time of termination, all the conditions set forth in Section 7.1 and 7.2 have been satisfied (other than any condition the failure of which to be satisfied has been proximately caused by the breach of this Agreement by the Buyer and conditions that, by their nature, are to be satisfied at Closing and which were, at the time of termination, capable of being satisfied), then:

(i)           if, at the time of such termination, the lender under the Debt Financing Commitment has failed to fund the Debt Financing contemplated thereby, the Buyer shall pay to ARC a termination fee of $37.5 million (the “Debt Event Buyer Termination Fee”); or

(ii)          if, at the time of such termination, the financing party under the Third Party Equity Commitment has failed to fund the Equity Financing contemplated thereby, the Buyer shall pay to ARC a termination fee of $50 million (the “Equity Event Buyer Termination Fee” and each of the Equity Event Buyer Termination Fee and the Debt Event Buyer Termination Fee being referred to as the “Buyer Termination Fee”).

(iii)         For the avoidance of doubt, in no event shall the Buyer be required to pay both the Equity Event Buyer Termination Fee and the Debt Event Buyer Termination Fee or to pay a Buyer Termination Fee on more than one occasion, but if both the Equity Event Buyer Termination Fee and the Debt Event Buyer Termination Fee are due, then only the Equity Event Buyer Termination Fee shall be due.

(c)          Any payment required to be made pursuant to Section 8.2(a)(iii) shall be made to the Buyer promptly following the earlier of the execution of a definitive agreement with respect to, or the consummation of, any transaction contemplated by an Alternative Proposal (and in any event not later than two Business Days after delivery to ARC of notice of demand for payment); any payment required to be made pursuant to Section 8.2(a)(i) or 8.2(a)(ii) shall be made to the Buyer promptly following the termination of this Agreement giving rise to such right to payment (and in any event not later than two Business Days after delivery to ARC of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by the Buyer. In circumstances in which Buyer Expenses are payable, such payment shall be made to the Buyer not later than two Business Days after delivery to ARC of an itemization setting forth in reasonable detail all Buyer Expenses (which itemization may be supplemented and updated from time to time by the Buyer until the 60th day after the Buyer delivers such notice of demand for payment), and all such payments shall be made by wire transfer of immediately available funds to an account to be designated by the Buyer. Any payment required to be made pursuant to Section 8.2(b) shall be made to ARC promptly following the termination of this Agreement by ARC giving rise to such right to payment (and in any event not later than two Business Days after delivery to the Buyer of notice of demand for payment), and such payment shall be made by wire transfer of immediately available funds to an account to be designated by ARC.

(d)          In the event that ARC shall fail to pay the Termination Fee and/or Buyer Expenses, or the Buyer shall fail to pay the Buyer Termination Fee, required pursuant to this Section 8.2 when due, such fee and/or Buyer Expenses, as the case may be, shall accrue interest for the period commencing on the date such fee and/or Buyer Expenses, as the case may be, became past due, at a rate equal to the rate of interest publicly announced by Citibank, in the City of New York from time to time during such period, as such bank’s Prime Lending Rate (the “Prime Rate”). In addition, if either Party shall fail to pay such fee and/or Buyer Expenses, as the case may be, when due, the such owing Party shall also pay to the owed Party all of the owed Party’s costs and expenses (including attorneys’ fees) in connection with efforts to collect such fee and/or Buyer Expenses, as the case may be, the Buyer and ARC acknowledges that the fees, Buyer Expense reimbursement and the other provisions of this Section 8.2 are an integral part of the Transaction and that, without these agreements, the Buyer and the Sellers would not enter into this Agreement.

(e)          Each of the Parties hereto acknowledges that the agreements contained in this Section 8.2 are an integral part of the transactions contemplated by this Agreement and that none of the Termination Fee, the Buyer Termination Fee or the Buyer Expenses is a penalty, but rather is liquidated damages in a reasonable amount that will compensate the Buyer or ARC, as the case may be, for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the transactions contemplated hereby, which amount would otherwise be impossible to calculate with precision. Notwithstanding anything to the contrary in this Agreement, but subject to the last sentence of this Section 8.2(e): (i) ARC’s right to receive payment of the Buyer Termination Fee pursuant to this Section 8.2 or the guarantee thereof pursuant to the Farallon Guarantee shall be the exclusive remedy of ARC against the Buyer, the Farallon Guarantor or any of their respective stockholders, partners, members, directors, Affiliates, officers or agents for (x) the loss suffered as a result of the failure of the Transaction to be consummated and (y) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby, and except with respect to payment of the Buyer Termination Fee in accordance with this Section 8.2, except as set forth in Section 8.2(d), neither the Buyer nor its stockholders, partners, members, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated by hereby (except that the Buyer also shall be obligated with respect to the provisions of this Section 8.2, it being understood that no other Person shall have any liability or obligation under or with respect to such provisions); and (ii) Buyer’s right to receive payment of the Termination Fee pursuant to this Section 8.2 shall be the exclusive remedy of the Buyer against the Sellers, the Acquired Companies or any of their respective stockholders, partners, members, directors, Affiliates, officers or agents for (x) the loss suffered as a result of the failure of the Transaction to be consummated and (y) any other losses, damages, obligations or liabilities suffered as a result of or under this Agreement and the transactions contemplated hereby, and except with respect to payment of he Termination Fee in accordance with this Section 8.2, except as set forth in Section 8.2(d), neither the Sellers, the Acquired Companies nor any of their Affiliates, stockholders, partners, members, directors, officers or agents, as the case may be, shall have any further liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby (except that the Sellers also shall be obligated with respect to the provisions of this Section 8.2, it being understood that no other Person shall have any liability or obligation under or with respect to such provisions). Notwithstanding the foregoing, and except as provided in, and subject to the limitations of, the Farallon Guarantee, the payment of the Termination Fee, the Buyer Termination Fee or the Buyer Expenses will not relieve any party hereto of liability for willful breach of any of the representations, warranties, covenants or agreements in this Agreement.

ARTICLE IX

INDEMNIFICATION

9.1          Indemnification by Sellers. From and after the Closing and subject to the provisions of this Article IX and Section 11.1, the Sellers jointly and severally agree to indemnify, defend and hold harmless the Buyer Indemnified Parties from and against any and all Liabilities, demands, claims, suits, actions, or causes of action, losses, costs, expenses, damages and judgments, whether or not resulting from third party claims, (including reasonable fees and expenses of attorneys and accountants and costs of investigation ) (collectively, “Damages”) incurred by any Buyer Indemnified Party and arising out of, relating to or resulting from (a) the failure of any representation or warranty set forth in Section 3.6 (Absence of Undisclosed Liabilities; Special Purpose Entities) (disregarding any materiality qualifier set forth in Section 3.6(a)) or 3.9 (Employee Benefit Plans; ERISA) to be true and correct as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time (except to the extent any such representation and warranty expressly speaks only as of a specific date, in which case as of such earlier date), (b) the failure of any representation or warranty set forth in Section 3.1(b), 3.1(c), 3.16(a) or 3.16(c) to be true and correct as of the Effective Time with the same effect as though such representations and warranties had been made on and as of such time (except to the extent any such representation and warranty expressly speaks only as of a specific date, in which case as of such earlier date), (c) any breach of any covenant or agreement of any Seller set forth in Article I or of any covenant or agreement of any Seller set forth in this Agreement that contemplates or provides for any rights, obligations or actions of any Party after the Closing or (d) any Excluded Liability.

9.2          Indemnification by the Buyer. From and after the Closing and subject to the provisions of this Article IX and Section 11.1, the Buyer agrees to indemnify, defend and hold harmless the Seller Indemnified Parties, from and against any and all Damages incurred by any Seller Indemnified Party arising out of, relating to, or resulting from (a) any breach of any covenant or agreement of the Buyer set forth in Article I or of any covenant or agreement of the Buyer set forth in this Agreement that contemplates or provides for any rights, obligations or actions of any Party after the Closing, (b) any Assumed Liability or (c) the business and operation of the Acquired Assets, the Acquired Companies and the Acquired Business, whether arising out of or relating to conduct occurring prior to, on or after the Closing, other than items for which indemnification is or would be provided by the Sellers under this Agreement.

9.3	Indemnification Process.

(a)          A party making a claim for indemnification under this Article IX shall be, for the purposes of this Agreement, referred to as an “Indemnified Party” and a party against whom such claims are asserted under this Article IX shall be, for the purposes of this Agreement, referred to as an “Indemnifying Party.” All claims by any Indemnified Party under this Article IX shall be asserted and resolved as follows:

(b)          In the event that (i) any action, application, suit, demand, claim or legal, administrative, arbitration or other alternative dispute resolution proceeding, hearing or investigation (each, a “Proceeding”) is asserted or instituted by any Person other than the Parties or their Affiliates which could give rise to Damages for which an Indemnifying Party could be liable to an Indemnified Party under this Agreement (such Proceeding, a “Third Party Claim”) or (ii) any Indemnified Party under this Agreement shall have a claim to be indemnified by any Indemnifying Party under this Agreement which does not involve a Third Party Claim (such claim, a “Direct Claim” and, together with Third Party Claims, “Claims”), the Indemnified Party shall, promptly after it becomes aware of a Third Party Claim, or determines that there exists a reasonable basis for a Direct Claim, send to the Indemnifying Party a written notice specifying the nature of such Claim and the amount or estimated amount thereof (which amount or estimated amount shall be made without prejudice to the parties’ rights and shall not be conclusive of the final amount, if any, of such Claim) (a “Claim Notice”), together with copies of all notices and documents (including court papers) served on or received by the Indemnified Party in the case of a Third Party Claim, provided that a delay in notifying the Indemnifying Party shall not relieve the Indemnifying Party of its obligations under this Article IX except to the extent of any incremental damage or liability the Indemnifying Party shall have incurred as a result of such failure to give such notice, in which case the Indemnifying Party shall be relieved of its obligations under this Article IX to the extent of such incremental damage or liability.

(c)          In the event of a Third Party Claim, the Indemnifying Party shall have the right to defend the Indemnified Party against such Third Party Claim and be entitled to appoint counsel of the Indemnifying Party’s choice (but reasonably acceptable to the Indemnified Party) at the expense of the Indemnifying Party to represent the Indemnified Party in connection with such Proceeding; provided that the Indemnifying Party shall not be entitled to assume or continue control of the defense of any Third Party Claim if (i) the Third Party Claim relates to or arises in connection with any criminal proceeding, action, indictment, allegation or investigation, (ii) the Third Party Claim seeks an injunction or equitable relief against any Indemnified Party, (iii) the Third Party Claim, if determined in favor of the claimant, would result in Damages in excess of the amounts available for indemnification pursuant to this Article IX or (iv) the Indemnified Party has not, prior to the assumption of such defense, acknowledged that such Third Party Claim is subject to indemnification under this Article IX. If the Indemnifying Party assumes the defense of a Third Party Claim, the Indemnified Party may retain separate counsel in connection with such Third Party Claim, but the Indemnifying Party shall bear the reasonable fees, costs and expenses of such separate counsel only if (i) the use of counsel selected by the Indemnifying Party to represent the Indemnified Party would present such counsel with a conflict of interest or (ii) the Indemnifying Party shall not have engaged counsel to represent the Indemnified Party within a reasonable time after notice of the institution of such Third Party Claim. Nothing in this Section 9.3(c) shall require the Indemnifying Party to be responsible for the fees and expenses of more than one counsel (in addition to any local counsel) at any time in connection with the defense against a Third Party Claim. If requested by the Indemnifying Party, the Indemnified Party agrees to reasonably cooperate with the Indemnifying Party and its counsel in defending and contesting any Proceeding which the Indemnifying Party defends, or, if appropriate and related to the Proceeding in question, in making any counterclaim against the person asserting the Third Party Claim, or any cross-complaint against any Person. No Third Party Claim may be settled or compromised (i) by the Indemnified Party without the prior written consent of the Indemnifying Party (which consent shall not be unreasonably withheld or delayed) or (ii) by the Indemnifying Party without the prior written consent of the Indemnified Party (which consent shall not be unreasonably withheld or delayed), unless, in the case of this clause (ii), the sole relief provided is monetary damages that are paid in full by the Indemnifying Party and such settlement provides for a full release of all Liability of the Indemnified Party in respect of such Third Party Claim; provided that, in no event will the Indemnifying Party be permitted to settle any Third Party Claim for which the Indemnifying Party would not be entitled to assume the defense hereunder, without the prior written consent of the Indemnified Party. In the event any Indemnified Party settles or compromises or consents to the entry of any judgment with respect to any Third Party Claim without the prior written consent of the Indemnifying Party (except in the event the Indemnifying Party unreasonably withheld or delayed its consent), such Indemnified Party shall be deemed to have waived all rights against the Indemnifying Party for indemnification under this Article IX with respect to such Third Party Claim.

9.4	Limitations on Claims.

(a)          Liability Threshold for Buyer Indemnified Parties. Notwithstanding anything in this Article IX to the contrary, no Buyer Indemnified Party shall be entitled to indemnification pursuant to Section 9.1(a), unless and until the aggregate amount of Damages incurred by such party for which indemnification is available under Section 9.1(a), exceeds an amount equal to $10,000,000 (the “Liability Threshold”), and then, subject to Section 9.4(b), the Buyer Indemnified Parties shall be entitled to the benefit of the indemnity under Section 9.1(a) only for the portion of any and all Damages that exceed the Liability Threshold.

(b)          Maximum Liability. Notwithstanding anything in this Article IX to the contrary, the aggregate amount of the Sellers’ liability pursuant to Section 9.1(a) shall not exceed $100,000,000.

(c)	Additional Limitations.

(i)           The amount of any Damages incurred by the Indemnified Party shall be reduced by the net amount the Indemnified Party or any of its Affiliates recovers (after deducting all attorneys’ fees, expenses and other costs of recovery) from any insurer or other party liable for such Damages (other than any Seller). The Indemnified Party shall use commercially reasonable efforts to effect any such recovery.

(ii)          Any liability for indemnification under this Agreement shall be determined without duplication of recovery by reason of the state of facts giving rise to such liability constituting a breach of more than one representation, warranty, covenant or agreement.

(d)          Exclusive Remedy. Except to the extent provided in Article VI, from and after the Closing, the indemnities provided for in this Article IX shall be the exclusive remedies of the Parties and their respective officers, directors, employees, Affiliates, agents, representatives, successors and assigns for money damages in respect of any breach of or inaccuracy in any representation or warranty or breach of or noncompliance with any covenant or agreement contained in this Agreement and the Parties shall not be entitled to a rescission of this Agreement or to any further indemnification or other rights or claims for money damages in respect thereof, all of which the Parties hereto hereby waive; provided, however, that the foregoing shall not limit the right of any party to assert a claim based on fraud.

9.5          Characterization of Indemnification Payments. The Buyer and the Sellers agree to treat any indemnification payment made under this Agreement, to the maximum extent permitted by applicable Law, as an adjustment to the Final Purchase Price.

9.6          Limitation on Damages. No Party shall, under any circumstance, except to the extent imposed by any Third Party Claim, have any liability to any other Party for any special, indirect, consequential or punitive damages claimed by such other Party under the terms of or due to any breach or non-performance of this Agreement, including lost profits, loss of revenue or income, cost of capital, or loss of business reputation or opportunity.

9.7          No Other Indemnification. For the avoidance of doubt, no Party shall have any indemnification obligations to any other party in respect of this Agreement or the transactions contemplated hereby except as set for in Section 6.1, Section 9.1 or Section 9.2 of this Agreement.

ARTICLE X

DEFINITIONS AND INTERPRETATION

10.1       Defined Terms. The following terms are defined in the corresponding Sections of this Agreement:

Defined Term	Section Reference

Accounting Firm	Section 1.9(c)
Acquired Accounts Receivables	Section 5.23
Acquired Assets	Section 1.2
Acquired Business Regulatory Authorities	Section 3.4(d)
Acquired Cash	Section 1.2(a)
Acquired Companies	Preamble
Acquired Company Interests	Preamble
Acquired New Homes	Section 1.7(b)
Acquired Notes	Section 1.2(d)
Acquired Property	Section 3.11(a)
Acquired Properties	Section 3.11(a)
Actions	Section 2.5
Adjustment Amount	Section 1.7(e)

Agreement	Preamble
Alternative Proposal	Section 5.5(g)
ARC	Preamble
ARC Dealership	Preamble
ARC LP	Preamble
ARC Management Services	Preamble
ARC Real Estate	Preamble
ARC Real Estate Holdings	Preamble
ARC SEC Documents	Section 3.13(a)
ARC Stockholder Approval	Section 2.2(a)
ARC Stockholder Meeting	Section 5.6(b)
ARC Trademarks and Logos	Section 5.18
ARC TRS	Preamble
ARC/DAM	Preamble
ARCAL	Preamble
ARCIV	Preamble
ARCMS	Preamble
Asset Assignment Agreement	Section 1.12(c)
Assumed Indebtedness	Section 1.3(a)
Assumed Liabilities	Section 1.3
Budget	Section 5.1(j)
Buyer	Preamble
Buyer Expenses	Section 8.2(a)(i)
Buyer Plans	Section 5.7(b)
Buyer Required Consents	Section 7.2(c)
Buyer Required Statutory Approvals	Section 7.1(a)
Buyer’s Savings Plan	Section 5.7(c)
Buyer Termination Fee	Section 8.2(b)(ii)
Capital Expenditure Shortfall	Section 1.7(c)
Change in Recommendation	Section 5.5(d)

Claim Notice	Section 9.3(b)
Claims	Section 9.3(b)
Closing	Section 1.11
Closing Date	Section 1.11
Closing Payment	Section 1.7(f)
Closing Statement	Section 1.9(b)
Colonial	Preamble
Company Required Statutory Approvals	Section 7.1(a)
Consent Solicitations	Section 5.15
Continuing Employees	Section 5.7(a)(i)
Corporate Subsidiary	Section 1.4(b)
Damages	Section 9.1
Debt Event Buyer Termination Fee	Section 8.2(b)(i)
Debt Financing	Section 4.6
Debt Financing Commitments	Section 4.6
Delayed Acquired Asset	Section 1.14(a)
Direct Claim	Section 9.3(b)
DOL	Section 3.9(b)
Effective Time	Section 1.11
Employment Date	Section 5.7(a)(i)
End Date	Section 8.1(b)(i)
Endorsements	Section 5.27(a)
Enspire Finance	Preamble
Enspire Insurance	Section 5.20(a)
Enspire Trademarks	Section 1.2(j)
Equity Event Buyer Termination Fee	Section 8.2(b)(ii)
Equity Financing	Section 4.6
Equity Financing Commitments	Section 4.6
Estimated Adjustment Amount	Section 1.9(a)

Estimated Closing Statement	Section 1.9(a)
Exchange Act	Article II
Excluded Assets	Section 1.4(a)
Excluded Corporate Subsidiary	Section 1.4(b)
Excluded Liabilities	Section 1.5
Expense Payments Amount	Section 1.6
Farallon Guaranty	Preamble
Final Adjustment Amount	Section 1.9(c)
Final Purchase Price	Section 1.10
Financing	Section 4.6
Financing Commitments	Section 4.6
Form 10-K	Article II
Homes	Section 5.1(l)
HSR Act	Section 2.4
Indemnified Party	Section 9.3(a)
Indemnifying Party	Section 9.3(a)
Indenture Consent Solicitation	Section 5.13
Initial Purchase Price	Section 1.7(g)
Insurance and Condemnation Claims	Section 1.2(l)
Interest Assignment Agreement	Section 1.12(b)
IRS	Section 3.8(a)
Leased Acquired Property	Section 3.11(a)
Liability Threshold	Section 9.4(a)
Liquidating Event	Section 5.14
Material Contracts	Section 3.7(b)
MGCL	Section 2.2(c)
Multiemployer Plan	Section 3.9(c)
Net Payment Amount	Section 1.7(d)
New Home Amount	Section 1.7(b)
NLASCO Trademarks	Section 1.2(j)

Notes	Section 5.13
Notice of Superior Proposal	Section 5.5(d)
OP Agreement	Section 5.14
OP Consent Solicitation	Section 5.14
Owned Acquired Property	Section 3.11(a)
Party	Preamble
Parties	Preamble
PBGC	Section 3.9(b)
Permits	Section 3.4(b)
Post-Closing Collection Amounts	Section 5.24
Prime Rate	Section 8.2(d)
Proceeding	Section 9.3(b)
Proxy Statement	Section 2.6
Recommendation	Section 5.6(b)
Regulatory Documents	Section 3.4(d)
Rent Roll	Section 3.11(c)
Representatives	Section 5.5(a)
Repurchase Right	Section 3.11(e)
Required Information	Section 5.11(b)
Salmaho	Preamble
SEC	Article II
Section 1.6 Items	Section 1.6
Seller Intangible Property	Section 3.10(a)
Seller Leases	Section 3.11(a)
Seller Property Restrictions	Section 3.11(a)
Seller Required Statutory Approvals	Section 7.1(a)
Sellers	Preamble
Sellers Savings Plan	Section 5.7(c)
Special Purpose Entity	Section 3.6(b)

Stay Bonus Amount	Section 5.7(f)
Straddle Period Taxes	Section 6.1(b)
Superior Proposal	Section 5.5(h)
Support Agreement	Preamble
Tax Loss(es)	Section 6.1(c)
Tax Proceeding	Section 6.1(b)
Tenant Note Amount	Section 1.7(a)
Termination Fee	Section 8.2(a)(i)
Third Party Claim	Section 9.3(b)
Third Party Equity Commitment	Section 4.6
Title Company	Section 5.27(a)
Title Policies	Section 7.2(e)
TM License Period	Section 5.18
Trademark Assignment Agreement	Section 1.12(d)
Trademarks	Section 1.2(j)
Transition Services Agreement	Section 1.12(e),
Trust Preferred Amendments	Section 5.15
Warn Act	Section 3.14(d),
Windstar	Preamble

10.2       Definitions. Except as otherwise expressly provided in this Agreement, or unless the context otherwise requires, whenever used in this Agreement (including the Sellers Disclosure Letter and the Buyer Disclosure Letter), the following terms will have the meanings indicated below:

“Acquired Business” means the business conducted by ARC and its subsidiaries, including the owning and operating of manufactured homes communities, the provision of related financing services, and businesses related thereto, but excluding the insurance business of NLASCO, Inc. and related insurance activities (the “Retained Business”).

“Adjustment Amount” has the meaning set forth in Annex A.

“Affiliate” means, with respect to any Person or group of Persons, a Person that directly or indirectly through one or more intermediaries, controls, is controlled by, or is under common control with such Person or group of Persons.

“ARC Common Stock” means the Common Stock, $0.01 par value per share, of ARC.

“ARC Special Voting Stock” means the Special Voting Stock, $0.01 par value per share, of ARC.

“Assets” means any asset, property or right, wherever located (including in the possession of vendors or other third parties or elsewhere), whether real, personal or mixed, tangible, intangible or contingent, in each case whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person, and all right, title, interest and claims therein.

“Business Day” means a day other than a Saturday, Sunday or any other day on which banks are not required to be open or are authorized to close in New York, New York.

“Buyer Disclosure Letter” means the disclosure letter setting forth certain disclosures of the Buyer, or qualifications or exceptions to any of the Buyer’s representations or warranties set forth in Article IV, which disclosure letter is delivered simultaneously with the execution and delivery of this Agreement.

“Buyer Indemnified Parties” means the Buyer, the Buyer’s Affiliates, and their respective directors, officers, shareholders, members, limited partners, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Buyer Material Adverse Effect” means an event, fact, circumstance or effect that materially and adversely affects the ability of the Buyer to consummate the transactions contemplated by this Agreement or perform its obligations hereunder.

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” means the Internal Revenue Code of 1986, as amended.

“Company Employee” means each individual who is as of immediately prior to the Closing employed by an Acquired Company or otherwise by the Sellers or any of their Subsidiaries in connection with the Acquired Business, including, in each case, each employee (an “Inactive Employee”) who is on sick leave, military or maternity leave or any other approved leave of absence as of immediately prior to the Closing (including without limitation any employee who is receiving benefits under any short- or long-term disability Seller Plan if still considered employed by an Acquired Company or by the Sellers in connection with the Acquired Business).

“Company Material Adverse Effect” means an event, fact, circumstance or effect that results in or causes a material adverse change in the business, assets, liabilities or financial condition of the Acquired Companies and the Acquired Business, taken as a whole, except to the extent such material adverse change results from or is caused by (i) changes in financial, securities or currency markets, changes in prevailing interest rates or foreign exchange rates, changes in general economic conditions, (ii) changes in general business conditions or otherwise in the industries in which ARC and its Subsidiaries (in respect of the Acquired Business) operate (such industries being limited to all-age manufactured home communities for purposes of this clause), (iii) changes in law, rule or regulation of any Governmental Entity or changes in regulatory conditions in the states in which the Acquired Companies operate, or changes with respect to the enforcement policies related to any of the foregoing,

(iv) events or changes that are consequences of hostility, terrorist activity, acts of war or acts of public enemies, (v) changes in accounting standards, principles or interpretations, (vi) the negotiation, announcement, execution, delivery, consummation or pendency of this Agreement or the transactions contemplated by this Agreement (provided that this clause shall be ignored for all purposes of this Agreement relating to Section 2.3, 2.4, 3.2 or 3.3), or (vii) actions taken or not taken at the express request of the Buyer, other than, in the case of foregoing clauses (i) through (v), any such changes or events that affect the Acquired Business or the Acquired Companies disproportionately, and then only to the extent of such disproportionate effect when compared to the industries in which ARC and its Subsidiaries (in respect of the Acquired Business) operate (such industries being limited to all-age manufactured home communities for purposes of this clause).

“Company Plan” means each Seller Plan which is sponsored solely by an Acquired Company.

“Confidentiality Agreement” means the letter agreement, dated March 8, 2007, between ARC and Farallon Capital Management LLC.

“Contract” means any agreement, contract, mortgage, deed of trust, bond, indenture, lease, license, note, franchise, certificate, option, warrant, right or other instrument, document, obligation or agreement.

“control” (including the terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management policies of a Person, whether through the ownership of voting securities or other Equity Interests, by contract or credit arrangement, as trustee or executor, or otherwise.

“Consumer Credit Contract” means any loan, retail installment sales agreement or other consumer credit obligation representing an obligation of a consumer.

“Environmental Claims” means all actions, suits, demands, demand letters, claims, liens, notices of noncompliance or violation, notices of Liability or potential Liability, investigations, proceedings, consent orders or consent agreements relating to any Environmental Law, any environmental permit or the Release of or exposure to any Hazardous Materials.

“Environmental Law” means any Law of any Governmental Entity relating to pollution, human health, safety or protection of the environment or natural resources, including the federal Comprehensive Environmental Response, Compensation and Liability Act of 1980 (“CERCLA”) and the Resource Conservation and Recovery Act of 1976.

“Equity Interests” means any shares of capital stock, membership interests, partnership interests, joint venture interests or other equity interests, or any right to receive any economic benefit or right similar to or derived from the foregoing.

“ERISA” means the Employee Retirement Income Security Act of 1974, as amended.

“ERISA Affiliate” means any trade or business, whether or not incorporated, that together with any Person would be deemed a “single employer” within the meaning of Section 4001(b) of ERISA.

“ERISA Affiliate Liability” means any obligation, liability or expense of any of the Sellers or any of the Acquired Companies which arises under or relates to any Seller Plan that is subject to Title IV of ERISA, Section 302 of ERISA, Section 412 of the Code, COBRA or any other statute or regulation that imposes liability on a so-called “controlled group” basis with or without reference to any provision of Section 414 of the Code or Section 4001 of ERISA, including by reason of the Sellers’ affiliation with any of its ERISA Affiliates or the Buyer being deemed a successor to any ERISA Affiliate of any of the Sellers.

“Excluded Taxes” means all Liabilities of any kind or nature relating to Taxes for any period ending on or before the Closing Date, including, without limitation, (i) any Liabilities pursuant to any tax sharing agreement, tax indemnification or similar arrangement; (ii) any Taxes payable in connection with the transactions contemplated by this Agreement; (iii) any Taxes, including any Pass-Through Entity Level Taxes, of any Acquired Companies for taxable periods, or portions thereof, ending on or prior to the Closing, and (iv) all Taxes of an affiliated group (within the meaning of Section 1504(a) of the Code or any comparable provisions of state, local or foreign Law) of which any Acquired Companies, or any predecessor thereof, is or was a member on or prior to the Closing by reason of any Liability under Treasury Regulation § 1.1502-6, Treasury Regulation § 1.1502-78, or comparable provisions of any foreign, state or local law.

“Farallon Guarantor” means Farallon Capital Partners, L.P.

“Farallon Guarantee” means the Limited Guarantee, dated as of the date hereof, by the Farallon Guarantor in favor of the Sellers, delivered in connection with this Agreement.

“Final Order” means an action by the relevant Governmental Entity which has not been reversed, stayed, enjoined, set aside, annulled or suspended, with respect to which any waiting period prescribed by Law before the transactions contemplated hereby may be consummated has expired (but without the requirement for expiration of any applicable rehearing or appeal period), and as to which all conditions to the consummation of such transactions prescribed by Law, regulation or order have been satisfied.

“GAAP” means United States generally accepted accounting principles.

“Governmental Entity” means any supranational, national, federal, state, municipal or local governmental or quasi-governmental or regulatory authority (including a national securities exchange or other self-regulatory body), agency, governmental department, court, commission, board, bureau or other similar entity, domestic or foreign or any arbitrator or arbitral body.

“Governmental Order” means any order, decree, ruling, injunction, judgment or similar act of or by any Governmental Entity.

“Hazardous Material” means (A) any petroleum or petroleum products, radioactive materials, asbestos-containing materials, urea formaldehyde foam insulation, and transformers and other equipment that contain dielectric fluid containing greater than 50 parts per million polychlorinated biphenyls (“PCBs”); and (B) any chemicals, materials, substances or wastes which are defined as “hazardous substances,” “hazardous wastes,” “hazardous materials,” “extremely hazardous wastes,” “restricted hazardous wastes,” “toxic substances,” “toxic pollutants” or words of similar import, or otherwise defined or regulated as such, under any applicable Environmental Law.

“Indebtedness” means, with respect to any Person, without duplication, all (a) indebtedness of such Person for borrowed money, whether secured or unsecured, (b) obligations of such Person under such conditional sale or other title retention agreements relating to property purchased by such Person, (c) obligations of such Person under interest rate or currency hedging transactions (valued at the termination value thereof), (d) bank overdrafts and similar charges, (e) keep-well agreements or similar obligations, (f) guarantees of such Person of any such indebtedness, obligation or liability of any other Person of a type described in clauses (a) through (e) above, (g) any agreements to provide any of the foregoing and (h) with respect to clauses (a) through (g) above, all accrued interest therein and any termination fees, prepayment penalties, “breakage” costs or similar payments associated with the repayment or defeasance of such Indebtedness in connection with the transactions contemplated hereby or otherwise.

“Knowledge” when used with respect to the Sellers, means the knowledge, after due inquiry, of any fact, circumstance or condition of those officers of the Sellers set forth on Section 10.2 of the Sellers Disclosure Letter; and when used with respect to the Buyer, means the knowledge, after due inquiry, of any fact, circumstance or condition of those officers of the Buyer or its Affiliates set forth on Section 10.2 of the Buyer Disclosure Letter.

“Labor Laws” means any and all applicable foreign and U.S.-based federal, state and local Laws relating in any manner to employment, employees and/or individuals performing work as consultants or contractors, including employment standards, employment of minors, employment discrimination, health and safety, labor relations, unions, withholding, wages and hours, overtime, employee benefits and benefit plans of any kind, workplace safety and insurance and pay equity.

“Law” means any law, statute, code, ordinance, regulation, rule, administrative order, constitution, principle of common law or treaty of or by any Governmental Entity or any arbitrator.

“Leases” mans all leases of land, improvements or manufactured homes under which ARC or any of its Subsidiaries is the lessor.

“Liabilities” means any and all liabilities or indebtedness of any nature (whether direct or indirect, known or unknown, absolute or contingent, liquidated or unliquidated, due or to become due, accrued or unaccrued, matured or unmatured, asserted or unasserted, determined or determinable and whenever or however arising).

“Lien” means any mortgage, lien, pledge, assessment, claim, charge, security interest, restriction on transfer, proxy or other voting agreement, or other legal or equitable encumbrances, or any other adverse claim.

“Organizational Documents” means articles of incorporation, certificate of incorporation, charter, bylaws, articles of organization, formation or association, regulations, operating agreement, certificate of limited partnership, partnership agreement, and all other similar documents, instruments or certificates executed, adopted, or filed in connection with the creation, formation, or organization of a Person, including any amendments thereto.

“Pass-Through Entity” means an entity which is treated as a partnership or disregarded entity for federal, state, and local income tax purposes.

“Pass-Through Entity Level Taxes” shall mean Taxes of a Pass-Through Entity to the extent that such Taxes are imposed by Law on such Pass-Through Entity and not passed through to its owners by reason of such entity being a Pass-Through Entity.

“Permitted Liens” means (a) Liens for Taxes (i) not due and payable or (ii) which are being contested in good faith by appropriate proceeding, and, in each case, as to which adequate reserves are maintained, (b) Liens of warehousemen, mechanics and materialmen and other similar statutory Liens incurred in the ordinary course of business with respect to a liability that is not yet due or delinquent or which is being contested in good faith and as to which adequate reserves are maintained, (c) any easements, rights of way, covenants and restrictions, and other non-monetary Liens of a minor nature that do not materially detract from the value of the applicable property, rights or assets of the Acquired Company that owns such property or materially interfere with the use of such property as currently used, (d) zoning, entitlement, conservation, restriction or other land use or environmental regulation by any Governmental Entity that are not being materially violated, (e) any Lien arising under the Organizational Documents of the Acquired Companies and (f) mortgages or deeds of trust securing Assumed Indebtedness.

“Person” means any natural person, firm, partnership, association, corporation, limited liability company, joint venture, trust, business trust, unincorporated organization, Governmental Entity or other entity.

“Release” means the release, spill, emission, leaking, pumping, pouring, emptying, escaping, dumping, injection, deposit, disposal, discharge, dispersal, leaching or migrating of any Hazardous Material into the environment.

“Restricted Cash” means any Acquired Cash and any other cash held by an Acquired Company or by any other Subsidiary of ARC in respect of the Acquired Business which is not capable of being lawfully swept from the account of an Acquired Company pursuant to Section 5.1(g) of this Agreement.

“Retained Business” has the meaning set forth in the definition of “Acquired Business.”

“Seller Indemnified Parties” means the Sellers, the Sellers’ Affiliates, and their respective directors, officers, shareholders, members, limited partners, attorneys, accountants, representatives, agents and employees, and their respective heirs, successors and assigns.

“Seller Material Adverse Effect” means an event, fact, circumstance or effect that materially and adversely affects the ability of any Seller to consummate the transactions contemplated by this Agreement or perform their its obligations hereunder.

“Seller Plan” means each deferred compensation and each bonus or other incentive compensation, stock purchase, stock option and other equity compensation plan, program, agreement or arrangement; each severance or termination pay, medical, surgical, hospitalization, life insurance and other “welfare” plan, fund or program (within the meaning of section 3(1) of ERISA); each profit-sharing, stock bonus or other “pension” plan, fund or program (within the meaning of section 3(2) of ERISA); each employment, termination or severance agreement; and each other employee benefit plan, fund, program, agreement or arrangement, in each case, that is sponsored, maintained or contributed to or required to be contributed to by ARC or by any of its ERISA Affiliates or to which ARC or any of its ERISA Affiliates is a party, whether written or oral, for the benefit of any current or former Company Employee or any employee or former employee of ARC or its Subsidiaries, including the

Acquired Companies.

“Sellers Disclosure Letter” means the disclosure letter setting forth certain disclosures of the Sellers, or qualifications or exceptions to any of the Sellers’ representations or warranties set forth in Article II or Article III, which disclosure letter is delivered simultaneously with the execution and delivery of this Agreement.

“Subsidiary” means, with respect to any Person (for the purposes of this definition, the “parent”), any other Person (other than a natural person), whether incorporated or unincorporated, of which at least a majority of the securities or ownership interests having by their terms ordinary voting power to elect a majority of the Board of Directors or other persons performing similar functions is directly or indirectly owned or controlled by the parent or by one or more of its respective Subsidiaries.

“Tax” or “Taxes” means any tax, duty, charge, or other levy separately or jointly due or payable to, or levied or imposed by any Governmental Entity, including income, gross receipts, license, wages, payroll, employment, excise, severance, stamp, occupation, premium, windfall profits, environmental, customs duty, capital, franchise, profits, withholding, social security, unemployment, disability, real property, personal property, sales, use, transfer, transaction, registration, value added, alternative/add-on minimum, estimated or other tax, duty, charge, any payment required to be made to any state abandoned property administrator or other public official pursuant to an abandoned property, escheat or similar law, or other levy of any kind whatsoever, including any interest, penalty, or addition thereto, and any interest with respect to such addition or penalty.

“Tax Law” means the Code, final, temporary or proposed Treasury regulations, published pronouncements of the U.S. Treasury Department or IRS, court decisions or other relevant binding legal authority (and similar provisions, pronouncements, decisions and other authorities of state, local and foreign Law).

“Tax Returns” means all tax returns, declarations, statements, reports, schedules, forms and information returns and any amendments to any of the foregoing relating to Taxes.

“Transaction Documents” means this Agreement, the Support Agreement and each other document or instrument contemplated by Section 1.12. The Transaction Documents to be executed by a given party under this Agreement are referred to as such party’s Transaction Documents or by similar phrases.

“Transactions” means the transactions contemplated by this Agreement and by the other Transaction Documents.

“Transfer Taxes” means any and all transfer Taxes (excluding Taxes measured in whole or in part by net income), including without limitation sales, use, excise, stock, stamp, documentary, filing, recording, permit, license, authorization, controlling interest, real estate conveyance and similar Taxes, fees, duties, levies, customs, tariffs, imposts, assessments, obligations and charges.

10.3       Interpretation. In this Agreement, unless otherwise specified, the following rules of interpretation apply:

(a)          references to Sections, Annexes, Exhibits and Parties are references to sections or sub-sections, annexes, and exhibits of, and parties to, this Agreement;

(b)          the section and other headings contained in this Agreement are for reference purposes only and do not affect the meaning or interpretation of this Agreement;

(c)	words importing the singular include the plural and vice versa;

(d)	references to the word “including” do not imply any limitation;

(e)          the words “hereof,” “herein” and “hereunder” and words of similar import, when used in this Agreement, refer to this Agreement as a whole and not to any particular provision of this Agreement; and

(f)	references to “$” or “dollars” refer to U.S. dollars.

ARTICLE XI

GENERAL PROVISIONS

11.1       Survival of Representations, Warranties, Covenants and Agreements. The representations and warranties of the Parties contained herein shall not survive the Closing; provided, however, that (i) the representations and warranties of the Sellers contained in Section 3.8 (Taxes) shall survive as provided in Section 6.2, (ii) the representations and warranties of the Sellers contained in Section 3.6 (Absence of Undisclosed Liabilities; Special Purpose Entities), shall survive the Closing for a period of twelve (12) months and (iii) the representations and warranties contained in Sections 3.1(b), 3.1(c), 3.9, 3.16(a) and 3.16(c) shall survive the Closing indefinitely. All covenants and agreements set forth in Article I, and any covenants and agreements contained in this Agreement that contemplate or provide for any rights, obligations or actions of any Party after the Closing, shall survive the Closing until they are fully performed or terminated in accordance with their terms. No claim or cause of action for indemnification under Article VIII arising out of the inaccuracy or breach of any representation or warranty of the Sellers or the Buyer may be made following the termination of the applicable survival period; it being understood that in the event notice of any claim for indemnification under Section 9.1 shall have been given on or prior to the expiration of the applicable survival period, the representations and warranties that are the subject of such indemnification claim shall survive until such time as such claim is finally resolved and a claim that was otherwise timely made shall not thereafter be barred by the expiration of the survival period.

11.2       Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement shall be in writing and shall be deemed to have been duly given if (a) delivered personally, (b) mailed by certified or registered mail with postage prepaid, (c) sent by next-day or overnight mail or delivery, or (d) sent by fax or telegram, as follows:

(a)	if to the Sellers:

Affordable Residential Communities Inc.

7887 E. Belleview Avenue, Suite 200

Englewood, Colorado 80111

Fax: (303) 749-3118

Attention: Larry D. Willard

Scott L. Gesell

with a copy to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Fax: (917) 777-2144

Attention: Fred B. White, III

(b)	if to the Buyer:

American Riverside Communities LLC

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

Fax: (415) 421-2133

Attention: Richard Fried

with a copy to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Fax: (212) 373-3990

Attention: Robert B. Schumer

Jeffrey D. Marell

or, in each case, at such other address as may be specified in writing to the other Parties.

All such notices, requests, demands, waivers and other communications shall be deemed to have been received, if by personal delivery, certified or registered mail or next-day or overnight mail or delivery, on the day delivered or, if by fax, on the next Business Day following the day on which such fax was sent, provided that a copy is also sent by certified or registered mail.

11.3       Binding Effect. This Agreement shall be binding upon and inure to the benefit of the Parties and their respective heirs, successors and permitted assigns.

11.4       Assignment; Successors; Third-Party Beneficiaries; Obligations. This Agreement is not assignable (including by operation of law) by any Party without the prior written consent of all of the other Parties and any attempt to assign this Agreement without such consent shall be void and of no effect. Notwithstanding the foregoing, without the prior written consent of the Sellers, the Buyer and its permitted assigns may at any time, in its sole discretion, assign, in whole or in part, (a) its rights and obligations pursuant to this Agreement, to one or more of its Affiliates, or (b) its rights under this Agreement, in each case, for collateral security purposes to any lender providing financing to the Buyer or lessor pursuant to a lease financing transaction, and any such lender or lessor (or collateral agent acting on its behalf) may exercise all of the rights and remedies of the Buyer hereunder and thereunder, and the Sellers agree to, and shall cause its Affiliates to, execute and deliver a consent in favor of such lenders or lessors (or collateral agent acting on their behalf) with respect to the collateral assignments contemplated by this Section 11.4 in form and substance reasonably satisfactory to the Sellers and containing customary and reasonable provisions for similar nonrecourse financings. Notwithstanding the foregoing, the Buyer shall not be released or novated from any obligations assigned by the Buyer pursuant to this Section 11.4. This Agreement shall inure to the benefit of, and be binding on and enforceable by and against, the successors and permitted assigns of the respective Parties, whether or not so expressed. Nothing in this Agreement, expressed or implied, is intended or shall be construed to confer upon any Person other than the Parties hereto any rights or remedies of any nature whatsoever under or by reason of this Agreement. The obligators of each Seller hereunder shall be joint and several obligations among the Sellers.

11.5       Amendment; Waivers; Etc. No amendment, modification or discharge of this Agreement, and no waiver under this Agreement, shall be valid or binding unless set forth in writing and duly executed by the Party against whom enforcement of the amendment, modification, discharge or waiver is sought; provided that any such amendment, modification, discharge or waiver will be effective against each Seller if executed by ARC. Any such waiver shall constitute a waiver only with respect to the specific matter described in such writing and shall in no way impair the rights of the Party granting such waiver in any other respect or at any other time. No waiver by any of the Parties of a breach of or a default under any of the provisions of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any future occasion. No failure or delay to exercise any right, power or privilege under this Agreement shall be construed as a waiver thereof.

11.6       Entire Agreement. This Agreement (including the Buyer Disclosure Letter and Sellers Disclosure Letter and Exhibits referred to in or delivered under this Agreement) and the Confidentiality Agreement constitute the entire agreement and supersede all prior agreements and understandings, both written and oral, among the Parties with respect to their subject matters.

11.7       Interpretation. Items disclosed on one particular section of the Sellers Disclosure Letter or the Buyer Disclosure Letter relating to one section of this Agreement shall be deemed to be constructively disclosed or listed in other sections of the Sellers Disclosure Letter or the Buyer Disclosure Letter, as the case may be, relating to other sections of this Agreement only to the extent it is reasonably apparent on the face of such other sections of the Sellers Disclosure Letter or the Buyer Disclosure Letter that such disclosure is applicable to such other sections of the Sellers Disclosure Letter or the Buyer Disclosure Letter, as the case may be. The fact that any item of information is contained in any disclosure letter shall not be construed as an admission of liability under any applicable Law, or to mean that such information is required to be disclosed in or by this Agreement, or to mean that such information is Material. Such information shall not be used as a basis for interpreting the term “Material,” “material,” “materially,” “materiality,” “Company Material Adverse Effect,” or any similar qualification in this Agreement.

11.8       Severability. Any term or provision of this Agreement that is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable in any situation in any jurisdiction shall not affect the validity or enforceability of the remaining terms and provisions hereof or the validity or enforceability of the offending term or provision in any other situation or in any other jurisdiction. If the final judgment of a court of competent jurisdiction or other authority declares that any term or provision hereof is invalid, void or unenforceable, the Parties agree that the court making such determination, to the greatest extent legally permissible, shall have the power to reduce the scope, duration, area or applicability of the term or provision, to delete specific words or phrases, or to replace any invalid, void or unenforceable term or provision with a term or provision that is valid and enforceable and that comes closest to expressing the intention of the invalid or unenforceable term or provision.

11.9       Counterparts. This Agreement may be executed and delivered (including via facsimile) in several counterparts, each of which shall be deemed an original and all of which shall together constitute one and the same instrument.

11.10     Governing Law. THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

11.11     Venue. Each of the Parties (a) consents to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the courts of the State of New York, in the City of New York, in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than the United States District Court for the Southern District of New York or the courts of the State of New York, in the City of New York. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 11.2 shall be deemed effective service of process on such party.

11.12	Waiver of Jury Trial; Waiver of Immunity.

(a)          Each of the Parties irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

(b)          Each Party agrees that in any legal action or proceeding against it or its assets in connection with this Agreement, no immunity from such legal action or proceedings (which shall include suit, attachment prior to judgment, other attachment, the obtaining of judgment, execution or other enforcement) shall be claimed by or on behalf of it or with respect to its assets, irrevocably waives any such right of immunity which it or its assets now have or may hereafter acquire or which may be attributed to it or its assets and consents generally in respect of such legal action or proceedings to the giving of any relief or the issue of any process in connection with such action or proceedings including the making, enforcement or execution against any property whatsoever (irrespective of its use or intended use) of any order of judgment which may be made or given in such action or proceedings.

11.13     Enforcement. The Parties agree that irreparable damage would occur to Buyer in the event that any of the provisions of this Agreement were not to be performed by the Sellers in accordance with the specific terms hereof or was otherwise breached and that Buyer shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically performance the terms hereof in addition to any other remedies at law or in equity. The Parties acknowledge that the Sellers shall not be entitled to an injunction or injunctions to prevent breaches of this Agreement by Buyer or to enforce specifically the terms and provisions of this Agreement and that the Sellers’ sole and exclusive remedy with respect to any such breach shall be the remedy set forth in Section 8.2. The Sellers agrees that, notwithstanding anything herein to the contrary, and except as explicitly provided in the Farallon Guarantee,(i) to the extent it has incurred losses or damages arising out of the breach of this Agreement by the Buyer, (A) the maximum aggregate liability for such losses or damages shall be limited to the sum of the Buyer Termination Fee and the amount of interest accrued thereon, if any, pursuant to Section 8.2(d), (B) in no event shall the Sellers seek to recover any money damages in excess of such amount from Buyer and the Farallon Guarantor, and (C) the maximum liability of the Farallon Guarantor, directly or indirectly, shall be limited to the express obligations of the Farallon Guarantor under the Farallon Guarantee, and (ii) in no event shall any Non-Recourse Party (as defined in the Farallon Guarantee) have any liability or obligation relating to or arising out of this Agreement or the transactions contemplated hereby.

11.14     No Right of Set-Off. The Buyer, for itself and its successors and permitted assigns, hereby unconditionally and irrevocably waives any rights of set-off, netting, offset, recoupment, or similar rights that the Buyer or any of its successors and permitted assigns has or may have with respect to the payment of the Final Purchase Price or any other payments to be made by the Buyer pursuant to this Agreement or any other document or instrument delivered by the Buyer in connection herewith.

[REMAINDER OF PAGE INTENTIONALLY LEFT BLANK]

IN WITNESS WHEREOF, the Parties have duly executed this Agreement as of the date first above written.

AMERICAN RIVERSIDE COMMUNITIES LLC

By: Farallon Capital Management, L.L.C.,

its Manager
By: /s/ Richard B. Fried
Richard B. Fried, Managing Member

AFFORDABLE RESIDENTIAL COMMUNITIES INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

AFFORDABLE RESIDENTIAL COMMUNITIES LP

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chairman & Chief Executive Officer

ARC DEALERSHIP, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

ARC MANAGEMENT SERVICES, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

ARCIV GV, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

ARCMS, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

ARC TRS, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

SALMAHO IRRIGATION CO.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

WINDSTAR AVIATION, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

COLONIAL GARDENS WATER, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

2

ARC/DAM MANAGEMENT, INC.

By:/s/ Larry D. Willard

Name: Larry D. Willard

Title: Chief Executive Officer

3

EXHIBIT 4

EXECUTION COPY

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of April 17, 2007 by and between American Riverside Communities LLC, a Delaware limited liability company (the “Buyer”), and Gerald J. Ford (“Mr. Ford”), ARC Diamond, LP, a Texas limited partnership (“ARC Diamond”), and Hunter’s Glen/Ford, Ltd., a Texas limited partnership (“Hunter’s Glen”, and each of Mr. Ford, ARC Diamond and Hunter’s Glen, a “Stockholder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, the Buyer, Affordable Residential Communities Inc., a Maryland corporation (the “Company”), Affordable Residential Communities LP, a Delaware limited partnership (“ARC LP”), ARC Dealership, Inc., a Colorado corporation (“ARC Dealership”), and the other Sellers party thereto are entering into a Transaction Agreement (as it may be amended from time to time, the “Transaction Agreement”), providing for, among other things, the purchase by the Buyer of all of the Equity Interests of the Acquired Companies from the Sellers, the purchase by the Buyer of the Acquired Assets from the Sellers, and the assumption by the Buyer (or its assignee) of the Assumed Liabilities of the Sellers, and the other transactions contemplated thereby (collectively, the “Transaction”), on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement);

WHEREAS, as of the date hereof, each Stockholder directly beneficially owns the number of Voting Shares (as defined herein) set forth opposite such Stockholder’s name on Attachment A hereto (with respect to each Stockholder, the “Owned Shares”);

WHEREAS, as a condition to the Buyer’s willingness to enter into and perform its obligations under the Transaction Agreement, the Buyer has required that each Stockholder agree, and each Stockholder has agreed, (i) to vote, or cause to be voted, all of the Owned Shares, together with any shares acquired after the date of this Agreement, whether upon the exercise of options or warrants, conversion of convertible securities or otherwise, and any other voting securities of the Company (whether acquired heretofore or hereafter) that are beneficially owned by such Stockholder or over which such Stockholder has, directly or indirectly, the right to vote (collectively, the “Voting Shares”), in favor of (a) the approval of the transactions contemplated by the Transaction Agreement, and (b) any other matter that is required by applicable Law or by any Governmental Entity to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Transaction Agreement, and (ii) to take the other actions described herein; and

WHEREAS, each Stockholder desires to express its support for the transactions contemplated by the Transaction Agreement.

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1.	Agreement to Vote; Non-Solicit; Irrevocable Proxy.

1.1          Agreement to Vote. Each Stockholder hereby agrees that, until the Termination Date (as defined below), at any meeting of the stockholders of the Company, however called, or any adjournment or postponement thereof, such Stockholder shall be present (in person or by proxy) and vote (or cause to be voted) all of its Voting Shares (a) in favor of (1) approval of the transactions contemplated by the Transaction Agreement and (2) approval of any other matter that is required by applicable Law or a Governmental Entity to be approved by the stockholders of the Company to facilitate the transactions contemplated by the Transaction Agreement; and (b) against (1) any Alternative Proposal other than the transactions contemplated by the Transaction Agreement, (2) any dissolution, liquidation or winding up of the Company, (3) any extraordinary dividend by the Company, (4) any change in the capital structure of the Company (other than any change in capital structure resulting from the Transaction) and (5) any other action that could reasonably be expected to (i) impede, interfere with, delay, postpone or materially and adversely discourage the consummation of the transactions contemplated by the Transaction Agreement, (ii) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of the Company under the Transaction Agreement that would reasonably be expected to have a Company Material Adverse Effect or a Seller Material Adverse Effect or (iii) materially delay or adversely affect the respective abilities of the Buyer and Sellers to consummate the transactions contemplated by the Transaction Agreement.

1.2          Non-Solicit. Subject to Section 4.3 hereof, each Stockholder hereby agrees that, until the Termination Date and except as otherwise permitted by the Transaction Agreement, that it shall not, and that it shall not permit its Affiliates or its or its Affiliates’ officers, directors, employees, agents or representatives, including any investment banker, attorney or accountant retained by it (“Representatives”) to, directly or indirectly, (i) initiate, solicit, knowingly encourage (including by providing information) or facilitate any inquiries, proposals or offers with respect to, or the making or completion of, an Alternative Proposal, (ii) engage or participate in any negotiations or discussions concerning, or provide or cause to be provided any non-public information or data relating to the Company, the Acquired Companies or the Acquired Business in connection with, or have any discussions with any person relating to, an actual or proposed Alternative Proposal, or otherwise knowingly encourage or facilitate any effort or attempt to make or implement an Alternative Proposal, (iii) approve, endorse or recommend, or propose publicly to approve, endorse or recommend, any Alternative Proposal, (iv) approve, endorse or recommend, or propose to approve, endorse or recommend, or execute or enter into, any letter of intent, agreement in principle, merger agreement, acquisition agreement, option agreement or other similar agreement relating to any Alternative Proposal, or (v) resolve to propose or agree to do any of the foregoing.

1.3          Irrevocable Proxy. If any Stockholder has not taken a Qualifying Action (as defined below) on or prior to the fifth business day prior to any meeting of the Company’s Stockholders called prior to the Termination Date, such Stockholder hereby irrevocably appoints (and if such Stockholder holds any Voting Shares through a nominee, such Stockholder agrees that it shall timely cause and direct such nominee holder to irrevocably appoint) the Buyer to act as its proxy (which proxy is and shall be irrevocable and which is coupled with an interest for purposes of Section 2-507 of the Maryland General Corporation (the “MGCL”) to vote all Voting Shares owned by such Stockholder beneficially and/or of record solely on the matters described in Section 1.1, and in accordance therewith, effective from and after such day and until the Termination Date. Each Stockholder agrees to execute (or to cause any nominee holder to execute) any further agreement or form reasonably necessary or appropriate to confirm and effectuate the grant of the proxy contained herein. “Qualifying Action” means either (a) the delivery by or on behalf of the Stockholder to the Buyer of a copy of such Stockholder’s (or its nominee holder’s) duly executed and valid proxy with respect to the Stockholders Meeting, provided the votes authorized in such proxy or amendment thereof are consistent with the terms of this Agreement and such proxy is otherwise consistent with this Agreement or (b) the delivery by the Stockholder to the Buyer of a written certificate by the Stockholder or one of its duly authorized individuals certifying that such Stockholder (or its nominee holder) shall attend the Stockholders Meeting in person and vote (or cause the voting of) the Voting Shares in accordance with Section 1.1 hereof, provided, that in the event that a Qualifying Action is subsequently rescinded, revoked or modified in any manner inconsistent with the requirements of Section 1.1, such action shall no longer be a Qualifying Action, and the Buyer shall have the proxy described in this Section 1.3 with respect to the Voting Shares.

2.            Representations and Warranties of the Stockholders. Each Stockholder hereby represents and warrants to the Buyer as follows:

2.1          Due Organization. Such Stockholder (excluding Mr. Ford) has been duly organized, is validly existing and is in good standing under the laws of the state of its incorporation, formation or organization.

2.2          Power; Due Authorization; Binding Agreement. Such Stockholder (excluding Mr. Ford) has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Stockholder and, assuming due authorization, execution and delivery of this Agreement by the Buyer, constitutes a valid and binding agreement of such Stockholder, enforceable against such Stockholder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

2.3          Ownership of Shares. On the date hereof, the number of Owned Shares set forth opposite such Stockholder’s name on Attachment A hereto are owned beneficially or of record by such Stockholder and include all of the Voting Shares owned of record or beneficially by such Stockholder. All of such Stockholder’s Owned Shares have been fully paid, and no future installments are payable thereon. Such Stockholder’s Voting Shares are held free and clear of any Liens (other than those imposed by the Company’s charter or the federal securities laws) and will be (except as otherwise permitted by this Agreement) held free and clear of any Liens as of the date of the Stockholders Meeting (other than those imposed by the Company’s charter or the federal securities laws). As of the date hereof, such Stockholder has, and as of the date of the Stockholders Meeting, such Stockholder will have (except as otherwise permitted by this Agreement), sole voting power, and sole dispositive power with respect to all of such Stockholder’s Owned Shares and shall be entitled to vote such Stockholder’s Voting Shares and provide the proxy in respect thereto in the manner contemplated by this Agreement. In the event that the Buyer exercises its proxy pursuant to Section 1.3 hereof, to the Stockholders’ knowledge, Buyer shall be entitled to vote all of such Stockholder’s Voting Shares in the manner contemplated by this Agreement.

2.4          No Conflicts. Other than (a) the filing by such Stockholder of any reports with the Securities and Exchange Commission required by Section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) any consent, approval filing or notification which has been obtained as of the date hereof, or (c) any consent, approval, filing or notification, the failure of which to obtain, make or give would not impair in any material respect such Stockholder’s ability to perform its obligations under this Agreement (or the Buyer’s rights to vote such Stockholder’s Voting Shares pursuant to the proxy contemplated by Section 1.3), the execution and delivery of this Agreement by such Stockholder does not, and the performance of the terms of this Agreement by such Stockholder (or the Buyer’s voting of such Stockholder’s Voting Shares pursuant to the proxy contemplated by Section 1.3) will not, (1) require such Stockholder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity, (2) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on such Stockholder or its properties and assets, (3) conflict with or violate any organizational document or Law applicable to such Stockholder’s Voting Shares or such Stockholder or pursuant to which any of such Stockholder’s properties or assets are bound or (4) violate any other agreement to which such Stockholder is a party, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust. Such Stockholder’s Voting Shares are not, with respect to the voting or transfer thereof, subject to any other agreement, including any voting agreement, stockholders agreement, irrevocable proxy or voting trust.

2.5         Acknowledgment. Such Stockholder understands and acknowledges that each of the Buyer and the Sellers is entering into the Transaction Agreement in reliance upon such Stockholder’s execution, delivery and performance of this Agreement.

3.            Representations and Warranties of the Buyer. The Buyer hereby represents and warrants to the Stockholders as follows:

3.1          Power; Due Authorization; Binding Agreement. The Buyer is a limited liability company duly organized, validly existing and in good standing under the laws of the state of Delaware. The Buyer has full limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by the Buyer of the transactions contemplated hereby have been duly and validly authorized by all necessary limited liability company action on the part of the Buyer, and no other proceedings on the part of the Buyer are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by the Buyer and, assuming due authorization, execution and delivery of this Agreement by the Stockholders, constitutes a valid and binding agreement of the Buyer, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

3.2          No Conflicts. The execution and delivery of this Agreement by the Buyer does not, and the performance of the terms of this Agreement by the Buyer will not, (a) require the Buyer to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity (other than filings pursuant to Section 13(d) or 16(a) of the Exchange Act),

(b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on the Buyer or its properties and assets, (c) conflict with or violate any organizational document or Law applicable to the Buyer or pursuant to which any of its or its subsidiaries’ respective assets are bound or (d) violate any other agreement to which the Buyer or any of its subsidiaries is a party, except for any consent, approval, filing or notification which has been obtained, as of the date hereof, or the failure of which to obtain, make or give would not, or any conflict or violation which would not, materially impair the Buyer’s ability to perform is obligations under this Agreement.

4.            Certain Covenants of the Stockholders. Each Stockholder hereby covenants and agrees with the Buyer as follows:

4.1          Restriction on Transfer, Proxies and Non-Interference. Each Stockholder hereby agrees, from the date hereof until the Termination Date, not to (a) sell, transfer, pledge, encumber (except as provided in this Agreement), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, or limitation on the voting rights of (other than limitations imposed by applicable Law or pursuant to this Agreement) any of such Stockholder’s Voting Shares, provided that nothing in this Agreement shall prohibit the exercise by such Stockholder of any options to purchase Voting Shares or conversion of convertible securities pursuant to which such Stockholder will acquire Voting Shares, (b) grant any proxies or powers of attorney, deposit any Voting Shares into a voting trust or enter into a voting agreement with respect to any of such Stockholder’s Voting Shares, (c) take any action that would have the effect of preventing or disabling any Stockholder from performing its obligations under this Agreement or (d) commit or agree to take any of the foregoing actions; provided, that the actions described in clause (a) above shall be permitted hereunder as a result of any donative transfer to any immediate family member of such Stockholder, or a trust for the exclusive benefit of such Stockholder and/or any immediate family members of such Stockholder; provided, that prior to such action, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall agree in writing to be bound by the terms hereof (including by granting a valid proxy with respect to any such Voting Shares acquired, consistent with Section 1.3) and such action shall not relieve such Stockholder of any of its obligations hereunder. Any transfer of Voting Shares not permitted hereby shall be null and void. If any involuntary transfer of any of such Stockholder’s Voting Shares shall occur (including a sale by such Stockholder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee shall take and hold such Voting Shares subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Termination Date.

4.2          Additional Shares. Such Stockholder hereby agrees, while this Agreement is in effect, to promptly notify the Buyer of the number of any new Voting Shares acquired by such Stockholder, if any, after the date hereof. Any such shares shall be subject to the terms of this Agreement as though owned by such Stockholder on the date hereof.

4.3          No Limitations on Actions. The parties acknowledge that Mr. Ford signs this Agreement solely in its capacity as the record and/or beneficial owner, as applicable, of his Voting Shares and nothing in this Agreement shall limit, restrict or otherwise affect the actions of Mr. Ford in any other capacity, including his capacity, if any, as an officer of the Company or a member of the board of directors of the Company, and the taking of any actions (or the failure to act) solely in the capacity as an officer or director of the Company will not be deemed to constitute a breach of this Agreement; and nothing herein shall limit or affect the Company’s rights in connection with the Transaction Agreement.

4.4          Further Assurances. From time to time, at the request of the Buyer and without further consideration, each Stockholder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

4.5          Stop Transfer Order; Legend. In furtherance of this Agreement, and concurrently herewith, each Stockholder shall and hereby does authorize the Company or the Buyer’s counsel to notify the Company’s transfer agent that there is a stop transfer order with respect to all of such Stockholder’s Voting Shares; provided, that any such stop transfer restriction shall terminate at the Termination Date, and upon such event, the Buyer shall notify the Company’s transfer agent of such termination. All certificates evidencing the Voting Shares transferred after the date hereof and prior to the Termination Date will bear a prominent legend to the effect that such Voting Shares are subject to the terms and conditions of this Agreement.

5.	Miscellaneous.

5.1          Termination of this Agreement. This Agreement shall terminate upon the earliest of (such earliest date, the “Termination Date”):

(i)           the termination of the Transaction Agreement in accordance with its terms; and

(ii)	the Effective Time.

5.2          Effect of Termination. In the event of termination of this Agreement pursuant to Section 5.1 this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any material breach of this Agreement occurring prior to such termination.

5.3          Non-Survival. The representations and warranties made herein shall survive the consummation of the Transaction following the Effective Time but shall not survive the termination of this Agreement in accordance with Section 5.1(i).

5.4          Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

5.5          Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

5.6          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to the Stockholder, to:

Gerald J. Ford

200 Crescent Court, Suite 1350

Dallas, Texas 75201

Fax No: (214) 871-5122

with a copy (which shall not constitute notice) to:

Haynes and Boone, LLP

901 Main Street, suite 3100

Dallas, Texas 75202

Attn: Thomas D. Harris

Fax No: (214) 651-5940

If to the Buyer, to:

American Riverside Communities LLC

c/o Farallon Capital Management L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

Attn:	Richard Fried

Fax No.: (415) 421-2133

with copies (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn: Robert B. Schumer and Jeffrey D. Marell

Fax No.: (212) 757-3990

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

5.7	Governing Law.

(a)          THIS AGREEMENT (OTHER THAN THE TERMS OF SECTION 1.3 WHICH SHALL BE GOVERNED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE MARYLAND GENERAL CORPORATION LAW) SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE

WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

(b)          Each party hereto (a) consents to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the courts of the State of New York, in the City of New York, in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than the United States District Court for the Southern District of New York or the courts of the State of New York, in the City of New York. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 5.6 shall be deemed effective service of process on such party.

(c)          Each the party hereto irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

5.8          Remedies/Time of Essence. The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the courts of the State of New York, in the City of New York, this being in addition to any other remedy to which they are entitled under applicable Law or in equity. The parties agree that time is of the essence with respect to each and every term and provision of this Agreement.

5.9          Counterparts. This Agreement may be executed by facsimile or PDF signature and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

5.10       Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

5.11       Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

5.12       No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

5.13       No Ownership Interest. Except as expressly set forth in this Agreement, nothing contained in this Agreement shall be deemed to vest in Buyer any direct or indirect ownership or incidence of ownership of or with respect to any Owned Shares. All rights, ownership and economic benefits of and relating to any Owned Shares shall remain and belong to the Stockholders, and Buyer shall not have any authority to exercise any power or authority to manage, direct, superintend, restrict, regulate, govern or administer any of the policies or operations of the Company or exercise any power or authority to direct any Stockholders in the voting of any of the Owned Shares, except as otherwise expressly provided in this Agreement.

[signature page(s) follow(s)]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

AMERICAN RIVERSIDE COMMUNITIES LLC

By: Farallon Capital Management, L.L.C.,

its Manager
By: /s/ Richard B. Fried
Richard B. Fried, Managing Member

ARC DIAMOND, LP

By: ARC Diamond GP, Inc., its general partner

By: /s/ Gerald J Ford

Name: Gerald J Ford
Title: President

HUNTER’S GLEN/FORD, LTD.

By: Ford Diamond Corporation, its general partner

By: /s/ Gerald J. Ford

Name: Gerald J Ford
Title: President

/s/ Gerald J Ford

Gerald J. Ford

ATTACHMENT A

Record or Beneficial Ownership of the Voting Shares

Stockholder	Shares of Voting Stock Directly Beneficially Owned	Warrants/Options to Acquire Voting Stock	Notes Exchangeable for Voting Stock
Gerald J. Ford	3,486	None	None
ARC Diamond, LP	9,026,607	None	None
Hunter’s Glen/Ford, Ltd.	391,549	None	None

EXHIBIT 5

EXECUTION COPY

SUPPORT AGREEMENT

This SUPPORT AGREEMENT (this “Agreement”), is dated as of April 17, 2007 by and between Affordable Residential Communities LP, a Delaware limited partnership (“ARC LP”), Farallon Capital Partners, L.P., a California limited partnership (“FCP”), Farallon Capital Institutional Partners, L.P., a California limited partnership (“FCIP”), Farallon Capital Institutional Partners II, L.P., a California limited partnership (“FCIP II”), Farallon Capital Institutional Partners III, L.P., a Delaware limited partnership (“FCIP III”), Farallon Capital Offshore Investors II, L.P., a Cayman Islands exempted limited partnership (“FCOI II”), Tinicum Partners, L.P., a New York limited partnership (“TP”), and FCOI AR Holdings, LLC, a Delaware limited liability company (together with FCP, FCIP, FCIP II, FCIP III, FCOI II, and TP, the “Note Holders”, and each a “Note Holder”).

W I T N E S S E T H:

WHEREAS, concurrently with the execution and delivery of this Agreement, American Riverside Communities LLC, a Delaware limited liability company (the “Buyer”), Affordable Residential Communities Inc., a Maryland corporation, ARC LP, and the other Sellers party thereto are entering into a Transaction Agreement (as it may be amended from time to time, the “Transaction Agreement”), providing for, among other things, the purchase by the Buyer of all of the Equity Interests of the Acquired Companies from the Sellers, the purchase by the Buyer of the Acquired Assets from the Sellers, and the assumption by the Buyer (or its assignee) of the Assumed Liabilities of the Sellers, and the other transactions contemplated thereby (collectively, the “Transaction”), on the terms and subject to the conditions set forth therein (capitalized terms used herein and not otherwise defined herein shall have the meanings ascribed to such terms in the Transaction Agreement);

WHEREAS, as of the date hereof, each Note Holder owns the principal amount of ARC LP’s Senior Exchangeable Notes Due 2025 (the “Notes”) set forth opposite such Note Holder’s name on Attachment A hereto (with respect to each Note Holder, the “Owned Notes”);

WHEREAS, pursuant to the Transaction Agreement, the Sellers have agreed to use commercially reasonable efforts to amend the indenture governing the Notes (the “Indenture”) such that the transactions contemplated by the Transaction Agreement will be permitted under the Indenture without Liability to the Buyer or any of its Subsidiaries (including the Acquired Companies and the Acquired Assets) from and after the Closing (the “Indenture Amendment”); and

WHEREAS, each Note Holder has agreed to deliver a consent in connection with the solicitation of consents (a “Qualifying Solicitation”) of Note holders to authorize the Indenture Amendment, but only with respect to an Indenture Amendment as contemplated by, and in order to facilitate the transactions contemplated by, the Transaction Agreement and as would not facilitate an Alternative Proposal (a “Qualifying Amendment”).

NOW, THEREFORE, in consideration of the premises and for other good and valuable consideration given to each party hereto, the receipt of which is hereby acknowledged, the parties agree as follows:

1.            Agreement to Consent. Each Note Holder hereby agrees that, until the Termination Date (as defined below), upon the request of ARC LP, such Note Holder shall deliver to ARC LP its consent to a Qualifying Amendment of the Indenture. For greater certainty, until the Termination Date, ARC LP agrees that no Note Holder will have any obligation to deliver its consent to (1) any action by ARC LP that is in connection with any Alternative Proposal other than the transactions contemplated by the Transaction Agreement, and (2) any other action that could reasonably be expected to (i) impede, interfere with, delay, postpone or materially and adversely discourage the consummation of the transactions contemplated by the Transaction Agreement, (ii) result in a breach of any of the covenants, representations, warranties or other obligations or agreements of ARC LP under the Transaction Agreement that would reasonably be expected to have a Company Material Adverse Effect or a Seller Material Adverse Effect or (iii) materially delay or adversely affect the respective abilities of the Buyer and Sellers to consummate the transactions contemplated by the Transaction Agreement. For the avoidance of doubt, it is understood and agreed that any consent given by the Note Holders pursuant hereto, and any amendment entered into following the voting of the Notes pursuant to such consent shall be null, void and ineffective upon any termination of the Transaction Agreement without consummation of the Transaction.

2.            Consent Fee. Each Note Holder hereby agrees that, until the Termination Date, it shall forego the receipt of any consent or similar fee payable to the Note Holders in connection with the consent to the Qualifying Amendment.

3.            Representations and Warranties of the Note Holders. Each Note Holder hereby represents and warrants to ARC LP as follows:

3.1          Due Organization. Such Note Holder has been duly organized, is validly existing and is in good standing under the laws of the jurisdiction of its incorporation, formation or organization.

3.2          Power; Due Authorization; Binding Agreement. Such Note Holder has full corporate, partnership or limited liability company power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by such Note Holder and, assuming due authorization, execution and delivery of this Agreement by ARC LP, constitutes a valid and binding agreement of such Note Holder, enforceable against such Note Holder in accordance with its terms, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

3.3          Ownership of Notes. On the date hereof, the principal amount of Owned Notes set forth opposite such Note Holder’s name on Attachment A hereto are owned beneficially or of record by such Note Holder. All of such Note Holder’s Owned Notes have been fully paid, and no future installments are payable thereon. Such Note Holder’s Owned Notes are held free and clear of any Liens (other than those imposed by the Indenture of the federal securities laws) and will be (except as otherwise permitted by this Agreement) held free and clear of any Liens (other than those imposed by the Indenture of the federal securities laws) as of the completion of the Qualifying Solicitation (or, if earlier, the Termination Date). As of the date hereof, such Note Holder has, and as of the completion of the Qualifying Solicitation (or, if earlier, the Termination Date), such Note Holder will have (except as otherwise permitted by this Agreement) sole dispositive power with respect to all of such Note Holder’s Owned Notes and shall, to such Note Holder’s knowledge, be entitled to consent to the Qualifying Amendment in the manner contemplated by this Agreement.

3.4          No Conflicts. Other than (a) the filing by such Note Holder of any reports with the Securities and Exchange Commission required by Section 13(d) or 16(a) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), (b) any consent, approval filing or notification which has been obtained as of the date hereof, or (c) any consent, approval, filing or notification, the failure of which to obtain, make or give would not impair in any material respect such Note Holder’s ability to perform its obligations under this Agreement, the execution and delivery of this Agreement by such Note Holder does not, and the performance of the terms of this Agreement by such Note Holder will not, (1) require such Note Holder to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity, (2) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on such Note Holder or its properties and assets, (3) conflict with or violate any organizational document or Law applicable such Note Holder’s Owned Notes or such Note Holder or pursuant to which any of such Note Holder’s properties or assets are bound or (4) violate any other agreement to which such Note Holder is a party. Such Note Holder’s Owned Notes are not, with respect to the transfer thereof, subject to any other agreement, including any support agreement, other than the Indenture and any document contemplated therein.

4.            Representations and Warranties of ARC LP. ARC LP hereby represents and warrants to the Note Holders as follows:

4.1          Power; Due Authorization; Binding Agreement. ARC LP is a limited partnership duly organized, validly existing and in good standing under the laws of the state of Delaware. ARC LP has full limited partnership power and authority to execute and deliver this Agreement, to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement and the consummation by ARC LP of the transactions contemplated hereby have been duly and validly authorized by all necessary limited partnership action on the part of ARC LP, and no other proceedings on the part of ARC LP are necessary to authorize this Agreement or to consummate the transactions contemplated hereby. This Agreement has been duly and validly executed and delivered by ARC LP and, assuming due authorization, execution and delivery of this Agreement by the Note Holders, constitutes a valid and binding agreement of ARC LP, except that enforceability may be subject to the effect of any applicable bankruptcy, reorganization, insolvency, moratorium or other similar laws affecting or relating to the enforcement of creditors rights generally and to general principles of equity.

4.2          No Conflicts. The execution and delivery of this Agreement by ARC LP does not, and the performance of the terms of this Agreement by ARC LP will not, (a) require ARC LP to obtain the consent or approval of, or make any filing with or notification to, any Governmental Entity (other than filings pursuant to Section 13(d) or 16(a) of the Exchange Act), (b) require the consent or approval of any other person pursuant to any agreement, obligation or instrument binding on ARC LP or its properties and assets, (c) conflict with or violate any organizational document or Law applicable to ARC LP or pursuant to which any of its or its subsidiaries’ respective assets are bound or (d) violate any other agreement to which ARC LP or any of its subsidiaries is a party, except for any consent, approval, filing or notification which has been obtained, as of the date hereof, or the failure of which to obtain, make or give would not, or any conflict or violation which would not, materially impair ARC LP’s ability to perform its obligations under this Agreement.

5.            Certain Covenants of the Note Holders. Each Note Holder hereby covenants and agrees with ARC LP as follows:

5.1          Restriction on Transfer and Non-Interference. Each Note Holder hereby agrees, from the date hereof until the Termination Date, not to (a) sell, transfer, pledge, encumber (except as provided in this Agreement), assign or otherwise dispose of, or enter into any contract, option or other arrangement or understanding with respect to the sale, transfer, pledge, encumbrance, assignment or other disposition of, any of such Note Holder’s Owned Notes (b) grant any powers of attorney or enter into a support agreement with respect to any of such Note Holder’s Owned Notes, (c) take any action that would have the effect of preventing or disabling any Note Holder from performing its obligations under this Agreement or (d) commit or agree to take any of the foregoing actions; provided, that the actions described in clause (a) above shall be permitted hereunder as a result of a transfer to any Affiliate of, or any fund managed by the investment manager of such Note Holder; provided, that prior to such action, the transferee (which term, as used herein, shall include any and all transferees and subsequent transferees of the initial transferee) shall agree in writing to be bound by the terms hereof and such action shall not relieve such Note Holder of any of its obligations hereunder. Any transfer of Owned Notes not permitted hereby shall be null and void. If any involuntary transfer of any of such Note Holder’s Owned Notes shall occur (including a sale by such Note Holder’s trustee in any bankruptcy, or a sale to a purchaser at any creditor’s or court sale), the transferee shall take and hold such Owned Notes subject to all of the restrictions, liabilities and rights under this Agreement, which shall continue in full force and effect until the Termination Date.

5.2          Additional Notes. Such Note Holder hereby agrees, while this Agreement is in effect, to promptly notify ARC LP of the principal amount of any new Notes acquired by such Note Holder, if any, after the date hereof. Any such Notes shall be subject to the terms of this Agreement as though owned by such Note Holder on the date hereof.

5.4          Further Assurances. From time to time, at the request of ARC LP and without further consideration, each Note Holder shall execute and deliver such additional documents and take all such further action as may be necessary or desirable to consummate and make effective the transactions contemplated by this Agreement.

5.5          Stop Transfer Order; Legend. In furtherance of this Agreement, and concurrently herewith, each Note Holder shall and hereby does authorize ARC LP’s counsel to notify ARC LP’s Registrar (as defined in the Indenture) that there is a stop transfer order with respect to all of such Note Holder’s Owned Notes; provided, that any such stop transfer restriction shall terminate at the Termination Date, and upon such event, ARC LP shall notify its Registrar of such termination. All certificates evidencing the Owned Notes transferred after the date hereof and prior to the Termination Date will bear a prominent legend to the effect that such Owned Notes are subject to the terms and conditions of this Agreement.

6.	Miscellaneous.

6.1          Termination of this Agreement. This Agreement shall terminate upon the earliest of (such earliest date, the “Termination Date”):

(i)	the termination of the Transaction Agreement in accordance with its terms;

(ii)	the completion of the Qualifying Solicitation;

(iii)	the occurrence of any Change in Recommendation; and

(iv)	the commencement by ARC LP of a consent solicitation in respect of the Notes that does not constitute a Qualifying Solicitation.

6.2          Effect of Termination. In the event of termination of this Agreement pursuant to Section 6.1, this Agreement shall become void and of no effect with no liability on the part of any party hereto; provided, however, no such termination shall relieve any party hereto from any liability for any material breach of this Agreement occurring prior to such termination.

6.3          Non-Survival. The representations and warranties made herein shall survive the consummation of the Transaction following the Effective Time but shall not survive the termination of this Agreement in accordance with Section 6.1.

6.4          Entire Agreement; Assignment. This Agreement constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof. Nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement. This Agreement shall not be assigned by operation of law or otherwise and shall be binding upon and inure solely to the benefit of each party hereto.

6.5          Amendments. This Agreement may not be modified, amended, altered or supplemented, except upon the execution and delivery of a written agreement executed by each of the parties hereto.

6.6          Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly received if so given) by hand delivery, by facsimile transmission or by mail (registered or certified mail, postage prepaid, return receipt requested) or by any courier service, such as Federal Express, providing proof of delivery. All communications hereunder shall be delivered to the respective parties at the following addresses:

If to the Note Holders, each as an addressee, to:

c/o Farallon Capital Management, L.L.C.

One Maritime Plaza, Suite 2100

San Francisco, California 94111

Attn: Richard Fried and Monica Landry

Fax No.: (415) 421-2133

with a copy (which shall not constitute notice) to:

Paul, Weiss, Rifkind, Wharton & Garrison LLP

1285 Avenue of the Americas

New York, New York 10019-6064

Attn: Robert B. Schumer and Jeffrey D. Marell

Fax No.: (212) 757-3990

If to ARC LP, to:

Affordable Residential Communities LP

c/o Affordable Residential Communities Inc.

7887 E. Belleview Avenue, Suite 200

Englewood, Colorado 80111

Attn: Larry D. Willard and Scott L. Gesell

Fax No.: (303) 749-3118

with a copy (which shall not constitute notice) to:

Skadden, Arps, Slate, Meagher & Flom LLP

Four Times Square

New York, New York 10036

Attn: Fred B. White, III

Fax No.: (917) 777-2144

or to such other address as the person to whom notice is given may have previously furnished to the others in writing in the manner set forth above.

6.7	Governing Law.

(a)          THIS AGREEMENT SHALL BE CONSTRUED, PERFORMED AND ENFORCED IN ACCORDANCE WITH THE LAWS OF THE STATE OF NEW YORK, WITHOUT GIVING EFFECT TO ITS PRINCIPLES OR RULES OF CONFLICT OF LAWS (OTHER THAN SECTION 5-1401 OF THE GENERAL OBLIGATIONS LAW OF THE STATE OF NEW YORK).

(b)          Each party hereto (a) consents to submit itself to the exclusive jurisdiction of the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the courts of the State of New York, in the City of New York, in the event any dispute arises out of this Agreement, (b) agrees that it shall not attempt to deny or defeat such jurisdiction by motion or other request for leave from any such court and (c) agrees that it shall not bring any action relating to this Agreement in any court other than the United States District Court for the Southern District of New York or the courts of the State of New York, in the City of New York. Process in any such suit, action or proceeding may be served on any party anywhere in the world, whether within or without the jurisdiction of any such court. Without limiting the foregoing, each party agrees that service of process on such party as provided in Section 6.6 shall be deemed effective service of process on such party.

(c)          Each party hereto irrevocably and unconditionally waives, to the fullest extent permitted by applicable Law, any right it may have to a trial by jury in respect of any action, suit or proceeding arising out of or relating to this Agreement.

6.8          Remedies/Time of Essence. The parties agree that irreparable damage would occur in the event that any provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached. It is accordingly agreed that the parties hereto shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement in the United States District Court for the Southern District of New York or, if such court does not have jurisdiction, the courts of the State of New York, in the City of New York, this being in addition to any other remedy to which they are entitled under applicable Law or in equity. The parties agree that time is of the essence with respect to each and every term and provision of this Agreement.

6.9          Counterparts. This Agreement may be executed by facsimile or PDF signature and in two or more counterparts, each of which shall be deemed to be an original, but all of which together shall constitute one and the same Agreement.

6.10       Severability. Whenever possible, each provision or portion of any provision of this Agreement will be interpreted in such manner as to be effective and valid under applicable law but if any provision or portion of any provision of this Agreement is held to be invalid, illegal or unenforceable in any respect under any applicable law or rule in any jurisdiction, such invalidity, illegality or unenforceability will not affect any other provision or portion of any provision in such jurisdiction, and this Agreement will be reformed, construed and enforced in such jurisdiction as if such invalid, illegal or unenforceable provision or portion of any provision had never been contained herein.

6.11       Interpretation. When a reference is made in this Agreement to a Section, such reference shall be to a Section of this Agreement unless otherwise indicated. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Whenever the words “include,” “includes,” or “including” are used in this Agreement, they shall be deemed to be followed by the words “without limitation.”

6.12       No Presumption Against Drafter. Each of the parties hereto has jointly participated in the negotiation and drafting of this Agreement. In the event of an ambiguity or a question of intent or interpretation arises, this Agreement shall be construed as if drafted jointly by each of the parties hereto and no presumptions or burdens of proof shall arise favoring any party hereto by virtue of the authorship of any of the provisions of this Agreement.

[signature page(s) follow(s)]

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the day and year first above written.

AFFORDABLE RESIDENTIAL COMMUNITIES LP

By: Affordable Residential Communities Inc., its General Partner

By: /s/ Larry D. Willard

Name:Larry D. Willard

Title: Chief Executive Officer

FARALLON CAPITAL PARTNERS, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

FARALLON CAPITAL INSTITUTIONAL

PARTNERS, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

FARALLON CAPITAL INSTITUTIONAL

PARTNERS II, L.P.

By: Farallon Partners, L.L.C., its General

Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

FARALLON CAPITAL INSTITUTIONAL PARTNERS III, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

FARALLON CAPITAL OFFSHORE INVESTORS II, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

TINICUM PARTNERS, L.P.

By: Farallon Partners, L.L.C., its General Partner

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

FCOI AR HOLDINGS, LLC.

By: Farallon Capital Management, L.L.C., its Manager

By: /s/ Richard B. Fried

Name: Richard B. Fried

Title:	Managing Member

ATTACHMENT A

Ownership of the Notes

Note Holder	Principal Amount of Notes Owned
Farallon Capital Partners, L.P.	$8,105,000
Farallon Capital Institutional Partners, L.P.	$7,629,500
Farallon Capital Institutional Partners II, L.P.	$964,000
Farallon Capital Institutional Partners III, L.P.	$1,165,500
Farallon Capital Offshore Investors II, L.P.	$4,832,000
Tinicum Partners, L.P.	$226,000
FCOI AR Holdings, LLC	$8,578,000